UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 18, 2014

L Brands, Inc.

(Exact Name of Registrant
as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

1-8344   **31-1029810**

(Commission File Number)   (IRS Employer Identification No.)

Three Limited Parkway   **43230**
Columbus, OH

(Address of Principal Executive Offices)   (Zip Code)

(614) 415-7000

(Registrant's Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On July 18, 2014, L Brands, Inc. ("L Brands" or the "Company") entered into an amendment and restatement (the "Amendment") of its amended and restated revolving credit agreement dated as of July 15, 2011 (as amended and restated, the "Credit Agreement") among the Company, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and the Lenders party thereto. A copy of the Amendment is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

Pursuant to the Amendment, the aggregate amount of Commitments of the Lenders under the Credit Agreement remains $1,000,000,000 and, in addition to the Company, (i) certain of the Company's non-US subsidiaries may borrow loans, and obtain letters of credit, under the Credit Agreement, subject to a guarantee by the Company and its material domestic subsidiaries and (ii) subject to limitations on the aggregate amounts thereof in such currencies, certain of such non-US subsidiaries may borrow loans and obtain letters of credit denominated in Canadian dollars or UK Pounds Sterling. The Amendment also (i) permits the Company to add additional Borrowers and additional currencies, subject to the consent of the Lenders lending to such additional Borrowers or in such additional currencies, (ii) increases the aggregate amount of incremental revolving commitments that the Company may add under the Credit Agreement from $250,000,000 to $500,000,000, subject to certain conditions in respect of the Company and prospective Increasing Lenders, (iii) extends the maturity date of the facility from July 15, 2016 to July 18, 2019 and (iv) provides greater flexibility in respect of certain negative covenants by increasing the dollar allowances for several baskets, including Investments, Liens and Restricted Payments.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment. Capitalized terms not defined herein have the meanings set forth in the Credit Agreement.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information required by this item is included in Item 1.01 of this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit 4.1   Amendment and Restatement Agreement dated July 18, 2014 among L Brands, Inc., a Delaware corporation, L (Overseas) Holdings LP, an Alberta limited partnership, Canadian Retail Holdings Corporation, a Nova Scotia company, Victoria's Secret UK Limited, a company organized under the laws of England and Wales, and Mast Industries (Far East) Limited, a Hong Kong corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent (the "Administrative Agent"), in respect of the Amended and Restated Five-Year Revolving Credit Agreement dated as of July 15, 2011 among the Company, the lenders from time to time party thereto and the Administrative Agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

L Brands, Inc.

Date: July 22, 2014   By: /s/ STUART B. BURGDOERFER

Stuart B. Burgdoerfer

Executive Vice President and Chief Financial Officer

Exhibit 4.1

AMENDMENT AND RESTATEMENT AGREEMENT dated as of July 18, 2014, among L BRANDS, INC. (formerly LIMITED BRANDS, INC.), a Delaware corporation (the "Company"), the BORROWING SUBSIDIARIES party hereto, the LENDERS party hereto, and JPMORGAN CHASE BANK, N.A., (a) in its capacity as Administrative Agent (in such capacity, the "Administrative Agent") under the Amended and Restated Five-Year Revolving Credit Agreement dated as of July 15, 2011 (the "Existing Revolving Credit Agreement"), among the Company, the lenders party thereto, and the Administrative Agent and (b) as Collateral Agent under the Loan Documents (in such capacity, the "Collateral Agent").

WHEREAS the Company has requested, and the undersigned Lenders have agreed, upon the terms and subject to the conditions set forth herein, that the Existing Revolving Credit Agreement be amended and restated as provided herein.

NOW, THEREFORE, the Company, the undersigned Lenders, the Administrative Agent and the Collateral Agent hereby agree as follows:

SECTION 1. Defined Terms. %2.Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Restated Revolving Credit Agreement referred to below.

(a)   As used in this Agreement, the following terms have the meanings specified below:

"Existing" when used in reference to any defined term for a Person or thing, refers to such Person or thing under the Existing Revolving Credit Agreement (e.g., "Existing" Lender refers to a Lender under, and as defined in, the Existing Credit Agreement).

"New Lender" means (a) any financial institution that is not an Existing Lender but that is to become a Lender on the Restatement Effective Date with the consent of each of the Company, the Administrative Agent and the Issuing Banks or (b) any Existing Lender whose Commitment on the Restatement Effective Date is to exceed its Existing Commitment with the consent of such Existing Lender, the Company and the Administrative Agent.

"Restatement Effective Date" means the date that the conditions set forth or referred to in Section 6 hereof shall be satisfied or waived.

"Restatement Lenders" means (a) the "Required Lenders" under (and as defined in) the Existing Revolving Credit Agreement and (b) any New Lender.

SECTION 2.   Restatement Effective Date.   The transactions provided for in Sections 3 and 4 hereof shall be consummated at a closing to be held at the offices of Cravath, Swaine & Moore LLP.

SECTION 3.   Amendment and Restatement of the Existing Revolving Credit Agreements; Loans and Letters of Credit.

(a)   Effective on the Restatement Effective Date, the Existing Revolving Credit Agreement is hereby amended and restated to read in its entirety as set forth in Exhibit A hereto (the "Restated Revolving Credit Agreement"). From and after the effectiveness of such amendment and restatement, the terms "Agreement", "this Agreement", "herein", "hereinafter", "hereto", "hereof" and words of similar import, as used in the Restated Revolving Credit Agreement, shall, unless the context otherwise requires, refer to such Restated Revolving Credit Agreement.

(b)   Subject to Section 4 below, all Existing Letters of Credit outstanding under, and Existing Commitments in effect under, the Existing Revolving Credit Agreement on the Restatement Effective Date shall continue to be outstanding and in effect under the Restated Revolving Credit Agreement and, on and after the Restatement Effective Date, the terms of the Restated Revolving Credit Agreement will govern the rights and obligations of the Company, the Borrowing Subsidiaries, the Revolving Lenders, the Issuing Banks, the Collateral Agent and the Administrative Agent with respect thereto.

(c)   Subject to Section 4 below, effective on the Restatement Effective Date, each Existing Lender and New Lender shall be deemed to be a party to the Restated Revolving Credit Agreement, together with the Company, the Borrowing Subsidiaries, the Administrative Agent, the Collateral Agent and the Issuing Banks, and the Restated Revolving Credit Agreement shall govern the rights and obligations of the parties thereto with respect to the Commitments and the Revolving Credit Exposure; provided that the foregoing shall not be construed to discharge or release the Company from any obligations owed to any Existing Lender or Issuing Bank under the Existing Revolving Credit Agreement, which shall remain owing under the Restated Revolving Credit Agreement.

(d)   Effective on the Restatement Effective Date, (a) L (Overseas) Holdings LP, an Alberta limited partnership ("LOHLP"), (b) Canadian Retail Holdings Corporation, a Nova Scotia company ("CRHC"), (c) Victoria's Secret UK Limited, a company organized under the laws of England and Wales ("VSUK") and (d) Mast Industries (Far East) Limited, a Hong Kong corporation ("MFE"), shall constitute "Borrowing Subsidiaries" under the Restated Revolving Credit Agreement.

(e)   From and after the Restatement Effective Date, all references in the Restated Revolving Credit Agreement to "the date hereof", "the date of this Agreement" or other words or phrases of similar import shall be deemed references to the date of this Agreement.

SECTION 4.   Commitments and Revolving Credit Exposure; Certain Commitment Terminations and Reductions; Etc. %2.Effective upon the Restatement Effective Date (i) each Existing Lender and New Lender that, on or prior to 12 p.m. (New York City time) on July 18, 2014 (subject to extension by the Administrative Agent and the Company, the "Cutoff Time"), has executed and delivered to the Administrative Agent (or its counsel) a counterpart of this Agreement (or evidence thereof as contemplated by Section 6(a) below) shall be a Lender under the Restated Revolving Credit Agreement, and, in the case of each such Existing Lender, its Existing Commitment shall be a Commitment thereunder, in each case of the Class or Classes set forth in Schedule 2.01 of the Restated Revolving Credit Agreement, (ii) each New Lender shall be a Lender thereunder with a Commitment not exceeding the amount specified in its commitment advice to the Administrative Agent, in each case of the Class or Classes set forth in Schedule 2.01 of the Restated Revolving Credit Agreement, (iii) each Existing Lender that, on or prior to the Cutoff Time, has not executed and delivered to the Administrative Agent (or its counsel) a counterpart of this Agreement (or evidence thereof as contemplated by Section 6(a) below) shall cease to be a party to the Restated Credit Agreement, and its Existing Commitment, and its participation or obligation to acquire participations in Letters of Credit, shall terminate and (iv) each Multicurrency Tranche Revolving Lender shall have a participation or obligation to acquire a participation in each Letter of Credit equal to its Applicable Percentage in respect of the Multicurrency Tranche Revolving Commitments thereof.

(a)   Immediately after giving effect to the amendment and restatement of the Existing Revolving Credit Agreement on the Restatement Effective Date, if the aggregate amount of Commitments exceeds $1,000,000,000, then the Commitments shall be reduced by the amount of such excess. Any such reduction shall be allocated pro rata among the Lenders except as otherwise determined by the Administrative Agent based on indications from Lenders that do not wish to have their Commitments reduced and to give effect to any New Lenders.

(b)   The Administrative Agent is hereby authorized to prepare Schedule 2.01 to the Restated Revolving Credit Agreement, reflecting the Commitments as of the Restatement Effective Date after giving effect to any termination of Existing Commitments and any allocation of Commitments between US Dollar Tranche Revolving Commitments and the Multicurrency Tranche Revolving Commitments pursuant to paragraph (a) above and any reduction of Commitments pursuant to paragraph (b) above. Promptly after the Restatement Effective Date, the Administrative Agent shall make available to the Company and the Lenders copies of Schedule 2.01 thereto so prepared by it, and the amounts reflected therein shall be conclusive absent demonstrable error.

SECTION 5.   Representations and Warranties. The Company represents and warrants that:

(a)   As of the Restatement Effective Date, the representations and warranties set forth in the Restated Revolving Credit Agreement and the Collateral Agreement are true and correct with the same effect as if made on the Restatement Effective Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties are true and correct as of such earlier date).

(b)   As of the Restatement Effective Date, no Default under the Restated Revolving Credit Agreement has occurred and is continuing.

SECTION 6.   Conditions. The consummation of the transactions set forth in Sections 3 and 4 of this Agreement shall be subject to the satisfaction of the following conditions precedent:

(a)   The Administrative Agent (or its counsel) shall have received from each of the Borrowers and the Restatement Lenders either (i) a counterpart of this Agreement signed on behalf of such party or (ii) written evidence satisfactory to the Administrative Agent (which may include telecopy or electronic transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement.

(b)   The Administrative Agent shall have received a written opinion dated the Restatement Effective Date of (i) Davis Polk & Wardwell LLP, New York counsel for the Borrowers, substantially in the form of Exhibit B, (ii) Osler, Hoskin & Harcourt LLP, Canadian counsel for the Borrowers, substantially in the form of Exhibit C, (iii) Davis Polk & Wardwell London LLP, English counsel for the Borrowers, substantially in the form of Exhibit D, and (iv) Davis Polk & Wardwell, Hong Kong counsel for the Borrowers, substantially in the form of Exhibit E, and covering such other matters relating to the Borrowers and this Amendment as the Administrative Agent shall reasonably request. The Borrowers hereby request such counsel to deliver such opinion.

(c)   The Administrative Agent shall have received such documents and certificates as the Administrative Agent or its counsel may reasonably request relating to the organization, existence and good standing of the Borrowers, the authorization by the Borrowers of the transactions contemplated hereby and any other legal matters relating to the Borrowers or the transactions contemplated hereby, all in form and substance satisfactory to the Administrative Agent and its counsel.

(d)   The Administrative Agent shall have received a certificate, dated the Restatement Effective Date and signed by the President, a Vice President or a Financial Officer of the Company, confirming the representations and warranties set forth in paragraphs (a) and (b) of Section 5 of this Agreement.

(e)   The Administrative Agent shall have received (i) all fees and other amounts due and payable on or prior to the Restatement Effective Date, including, to the extent invoiced, reimbursement or payment of all out-of-pocket expenses required to be reimbursed or paid by the Borrowers under any Loan Document, (ii) all accrued and unpaid interest, commitment fees and participation fees under the Existing Credit Agreement and (iii) the prepayments, if any, required to be made pursuant to Section 7 hereof.

(f)   The Collateral and Guarantee Requirement shall be satisfied. The Collateral Agent (or its counsel) shall have received, from each of the Company and the Subsidiaries that are parties to the Existing Collateral Agreement (and any other Material Subsidiaries that are required to become parties thereto in order to satisfy the Collateral and Guarantee Requirement), a counterpart of an amendment and restatement of the Existing Collateral Agreement substantially in the form of Exhibit F hereto signed on behalf of such party.

(g)   The Administrative Agent shall have received all documentation and other information reasonably requested by it to satisfy the requirements of bank regulatory authorities under applicable "know your customer" and anti-money laundering rules and regulations, including the Patriot Act.

(h)   After giving effect to the transactions contemplated hereby, the total Commitments shall not be less than $1,000,000,000; <u>provided</u> that the condition set forth in this paragraph may be waived by the Company.

The Administrative Agent shall notify the Company and the Lenders of the Restatement Effective Date, and such notice shall be conclusive and binding. Notwithstanding the foregoing, the consummation of the transactions set forth in Sections 3 and 4 of this Agreement shall not become effective unless each of the foregoing conditions is satisfied (or waived by the Restatement Lenders) at or prior to 3:00 p.m., New York City time, on July 18, 2014 (and, in the event such conditions are not so satisfied or waived, this Agreement shall terminate at such time).

SECTION 7.   <u>Prepayments.</u> If, after giving effect to the transactions contemplated hereby on the Restatement Effective Date, there are any Existing Loans outstanding, then the Company shall, on the Restatement Effective Date, prepay all such Existing Loans (it being understood that such prepayment may be financed by a simultaneous borrowing of Revolving Loans in accordance with the Restated Revolving Credit Agreement). The undersigned Lenders hereby waive any requirement of prior notice of any such prepayment.

SECTION 8.   <u>Fees</u>. The Company agrees to pay to the Administrative Agent, for the account of each Existing Lender or New Lender that becomes a Lender as of the Restatement Effective Date, a fee in an amount previously agreed. Such fees shall be due and payable on the Restatement Effective Date.

SECTION 9. Expenses. The Company agrees to reimburse each of the Administrative Agent and the Collateral Agent for the out-of-pocket expenses incurred by it in connection with the transactions contemplated hereby, including the reasonable fees, charges and disbursements of Cravath, Swaine & Moore LLP, counsel for the Administrative Agent and the Collateral Agent.

SECTION 10. Counterparts; Amendments. This Agreement may not be amended nor may any provision hereof be waived except pursuant to a writing signed by the Borrowers, the Administrative Agent, the Collateral Agent and the Restatement Lenders. This Agreement may be executed in two or more counterparts, each of which shall constitute an original but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 11. Notices. All notices hereunder shall be given in accordance with the provisions of Section 8.01 of the Restated Revolving Credit Agreement.

SECTION 12. Applicable Law; Waiver of Jury Trial. **%3.THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.**

(A)   **EACH PARTY HERETO HEREBY AGREES AS SET FORTH IN SECTION 8.10 OF THE RESTATED REVOLVING CREDIT AGREEMENT AS IF SUCH SECTIONS WERE SET FORTH IN FULL HEREIN.**

SECTION 13. Headings. The Section headings used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

L BRANDS, INC.,

by

_____
Name:
Title:

L (OVERSEAS) HOLDINGS LP,

by

_____
Name:
Title:

CANADIAN RETAIL HOLDINGS CORPORATION,

by

_____
Name:
Title:

VICTORIA'S SECRET UK LIMITED,

by

_____
Name:
Title:

[Signature Page to Amendment and Restatement Agreement]

MAST INDUSTRIES (FAR EAST)
LIMITED,

    by

       _____

       Name:
       Title:

JPMORGAN CHASE BANK, N.A.,
individually and as Administrative Agent and
Collateral Agent,

    by

       _____

       Name:
       Title:

[Signature Page to Amendment and Restatement Agreement]

<u>LENDERS UNDER THE CREDIT AGREEMENT</u>

SIGNATURE PAGE TO AMENDMENT AND RESTATEMENT AGREEMENT DATED AS OF JULY ___, 2014, RELATING TO THE AMENDED AND RESTATED FIVE‑YEAR REVOLVING CREDIT AGREEMENT REFERRED TO THEREIN AMONG L BRANDS, INC., THE LENDERS PARTY THERETO AND JPMORGAN CHASE BANK, N.A., AS ADMINISTRATIVE AGENT AND COLLATERAL AGENT

_____

[Name of Lender]

By:
 Name:
 Title:

EXHIBITS

Exhibits

Exhibit A	Amended and Restated Five -Year Revolving Credit Agreement
Exhibit B	Form of Opinion of Davis Polk & Wardwell LLP, New York counsel for the Borrowers
Exhibit C	Form of Opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Borrowers
Exhibit D	Form of Opinion of Davis Polk & Wardwell London LLP, English counsel for the Borrowers
Exhibit E	Form of Opinion of Davis Polk & Wardwell, Hong Kong counsel for the Borrowers
Exhibit F	Amended and Restated Guarantee and Collateral Agreement

AMENDED AND RESTATED
FIVE-YEAR REVOLVING CREDIT AGREEMENT

dated as of

July 18, 2014

Amending and Restating the
Five-Year Revolving Credit Agreement
dated as of October 6, 2004,
Previously Amended and Restated
as of November 5, 2004, March 22, 2006, August 3, 2007, February 19, 2009, March 8,
2010 and July 15, 2011

among

L BRANDS, INC. (formerly Limited Brands, Inc.),

The Borrowing Subsidiaries Party Hereto,

The Lenders Party Hereto

and

JPMORGAN CHASE BANK, N.A.,

as Administrative Agent and Collateral Agent

_____

J.P. MORGAN SECURITIES LLC, MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
and CITIGROUP GLOBAL MARKETS INC.,
as Joint Lead Arrangers and Joint Bookrunners

and

BANK OF AMERICA, N.A. and
CITIBANK, N.A.,
as Co-Syndication Agents

and

HSBC BANK USA, N.A., and
WELLS FARGO BANK, N.A.
as Co-Documentation Agents

TABLE OF CONTENTS

ARTICLE I

DEFINITIONS

ARTICLE II

THE CREDITS

ARTICLE III

REPRESENTATIONS AND WARRANTIES

ARTICLE IV

CONDITIONS

ARTICLE V

COVENANTS

ARTICLE VI

EVENTS OF DEFAULT AND REMEDIES

ARTICLE VII

THE AGENTS

ARTICLE VIII

MISCELLANEOUS

<u>EXHIBITS</u>:

Exhibit A – Form of Assignment and Assumption
Exhibit B-1 – Form of Additional Borrower Agreement
Exhibit B-2 – Form of Borrowing Subsidiary Termination

AMENDED AND RESTATED FIVE-YEAR REVOLVING CREDIT AGREEMENT (the "Agreement") dated as of July 18, 2014, among L BRANDS, INC., a Delaware corporation, the BORROWING SUBSIDIARIES party hereto, the LENDERS party hereto and JPMORGAN CHASE BANK, N.A., as Administrative Agent.

Reference is made to the Amendment and Restatement Agreement (the "Restatement Agreement") dated as of July 18, 2014 (the "Restatement Effective Date"), relating to the Amended and Restated Five-Year Revolving Credit Agreement dated as of July 15, 2011 (the "Existing Credit Agreement"), among L Brands, Inc. (formerly Limited Brands, Inc.), the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. Pursuant to the Restatement Agreement, the Existing Credit Agreement is being amended and restated in the form hereof.

The parties hereto agree as follows:

ARTICLE I

Definitions

SECTION 1.01.   Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

"ABR", when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, is bearing interest at a rate determined by reference to the Alternate Base Rate.

"Additional Borrowers" means, at any time, with respect to the Commitments, Loans and Letters of Credit of any Class, each of the wholly-owned Subsidiaries of the Company that has been designated as an Additional Borrower in respect of such Class pursuant to Section 2.20, an Incremental Facility Agreement or a Local Facility Amendment.

"Additional Borrower Agreement" has the meaning set forth in Section 2.20.

"Additional Currency Agreement" has the meaning set forth in Section 2.20.

"Administrative Agent" means JPMorgan Chase Bank, N.A., in its capacity as administrative agent for the Lenders hereunder, and its Affiliates in such capacity.

"Administrative Questionnaire" means an Administrative Questionnaire in a form supplied by the Administrative Agent.

"Affiliate" means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

"Agents" means the Administrative Agent and the Collateral Agent.

"Alternate Base Rate" means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus ½ of 1% and (c) the LIBO Rate for a one-month Interest Period on such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1%; provided that, for the avoidance of doubt, for purposes of calculating the Alternate Base Rate, the LIBO Rate for any day shall be based on the Reuters Screen LIBOR01 Page (or on any successor or substitute page of such page) at approximately 11:00 a.m. London time on such day. Any change in the Alternate Base Rate due to a change in the Prime Rate, the Federal Funds Effective Rate or the LIBO Rate shall be effective from and including the effective date of such change in the Prime Rate, the Federal Funds Effective Rate or the LIBO Rate, respectively.

"Anti-Corruption Laws" means FCPA, the U.K. Bribery Act 2010 and all other laws, rules and regulations of any jurisdiction concerning or relating to bribery, corruption or money laundering, in each case to the extent applicable to the Company and its Subsidiaries.

"Applicable Creditor" has the meaning set forth in Section 8.17(b).

"Applicable Percentage" means, with respect to any US Dollar Tranche Revolving Lender, Multicurrency Tranche Revolving Lender or any Lender of any other Class, the percentage of the total US Dollar Tranche Revolving Commitments, Multicurrency Tranche Revolving Commitments or Commitments of any other Class, as applicable, represented by such Lender's US Dollar Tranche Revolving Commitment, Multicurrency Tranche Revolving Commitment or Commitment of any other Class. If the US Dollar Tranche Revolving Commitments, Multicurrency Tranche Revolving Commitments or Commitments of any other Class have terminated or expired, the Applicable Percentages shall be determined based upon the US Dollar Tranche Revolving Commitments, Multicurrency Tranche Revolving Commitments or Commitments of any other Class most recently in effect, giving effect to any assignments.

"Applicable Rate" means, for any day, with respect to any Eurodollar or CDOR Rate Revolving Loan, ABR or Canadian Prime Rate Loan or with respect to the participation fees payable hereunder in respect of Letters of Credit and commitment fees payable hereunder in respect of the Commitments, as the case may be, the applicable rate per annum set forth below under the caption "Eurodollar (LIBO Rate) / CDOR Rate Spread", "ABR / Canadian Prime Rate Spread", "Participation Fee Rate" or "Commitment Fee Rate", as the case may be, based upon the Company's Credit Ratings applicable on such date:

Credit Rating (Moody's/S&P/Fitch):	Eurodollar (LIBO Rate) / CDOR Rate Spread	ABR / Canadian Prime Rate Spread	Commitment Fee Rate	LC Participation Fee Rate
Category 1 ≥ Baa2/BBB/BBB	1%	—%	0.25%	1.00%
Category 2 Baa3/BBB-/BBB-	1.25%	0.25%	0.25%	1.25%
Category 3 Ba1/BB+/BB+	1.5%	0.5%	0.30%	1.50%
Category 4 Ba2/BB/BB or lower	1.75%	0.75%	0.35%	1.75%

For purposes of the foregoing, (a) if any of S&P, Moody's or Fitch shall not have in effect a Credit Rating for the Company (other than by reason of the circumstances referred to in the last sentence of this definition) the Applicable Rate shall be determined on the basis of the rating agency or agencies that do then have a Credit Rating for the Company in effect, (b) if each of S&P, Moody's and Fitch has in effect a Credit Rating for the Company and such Credit Ratings shall fall within different Categories then the Applicable Rate shall be based on the Category in which two of such ratings shall fall or, if there shall be no such Category, on the Category in which the second highest of the ratings shall fall, (c) if only two of S&P, Moody's and Fitch has in effect a Credit Rating for the Company and such Credit Ratings shall fall within different Categories then the Applicable Rate shall be based on the Category that is immediately above that which includes the lower of the two Credit Ratings, (d) if none of S&P, Moody's or Fitch has in effect a Credit Rating for the Company (other than by reason of the circumstances referred to in the last sentence of this definition) then the Company shall be deemed to be rated in Category 4, (e) the Company shall be deemed to be rated in Category 4 at any time that an Event of Default has occurred and is continuing and (f) if the Credit Ratings established or deemed to have been established by any of S&P, Moody's and Fitch for the Company shall be changed (other than as a result of a change in the rating system of S&P, Moody's or Fitch), such change shall be effective as of the date on which it is first announced by the applicable rating agency. Each change in an Applicable Rate shall apply during the period commencing on the effective date of such change and ending on the date immediately preceding the effective date of the next such change. If the rating system of S&P, Moody's or Fitch shall change, or if either such rating agency shall cease to be in the business of rating obligors, the Company and the Lenders shall negotiate in good faith to amend this definition to reflect such changed rating system, or the unavailability of ratings from such rating agency and, pending the effectiveness of any such amendment, the Applicable Rate shall be determined by reference to the rating most recently in effect prior to such change or cessation.

"Assignment and Assumption" means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 8.04), and accepted by the Administrative Agent, in the form of Exhibit A or any other form approved by the Administrative Agent.

"Availability Period" means the period from and including the Restatement Effective Date to but excluding the earlier of the Maturity Date and the date of termination of the Commitments.

"Board" means the Board of Governors of the Federal Reserve System of the United States of America.

"Borrowers" means, with respect to the Commitments, Loans and Letters of Credit of any Class, (i) the Company and (ii) the Borrowing Subsidiaries in respect of such Class.

"Borrowing" means (a) Revolving Loans of the same Class, Type and currency made, converted or continued on the same date and, in the case of Eurodollar or CDOR Rate Loans, as to which a single Interest Period is in effect or (b) a Competitive Loan or group of Competitive Loans of the same Type made on the same date and as to which a single Interest Period is in effect.

"Borrowing Request" means a request by a Borrower for a Revolving Borrowing in accordance with Section 2.03.

"Borrowing Subsidiary" means, as applicable, (a) LOHLP, (b) CRHC, (c) VSUK, (d) MFE and (e) any Additional Borrowers.

"Borrowing Subsidiary Termination" has the meaning set forth in Section 2.20.

"Business Day" means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed; provided that, (a) when used in connection with a Eurodollar Loan, the term "Business Day" shall also exclude any day on which banks are not open for dealings in US Dollar deposits in the London interbank market, (b) when used in connection with a CDOR Rate Loan or a Canadian Prime Rate Loan, the term "Business Day" shall also exclude any day on which banks are not open for business in Toronto and (c) when used in connection with a Loan in any other Permitted Foreign Currency, the term "Business Day" shall also exclude any day on which banks are not open for general business in the principal financial center of the country of that currency.

"Canadian Dollars" or "CAD" means the lawful money of Canada.

"Canadian Loan Party" means any Loan Party organized under the laws of Canada or any province or territory thereof.

"Canadian Prime Rate" means, for the relevant interest period, the rate of interest per annum (rounded upwards, if necessary, to the next 1/100 of 1%) determined by the Administrative Agent to be the greater of (a) the rate of interest per annum most recently announced or established by the Administrative Agent as its reference rate in effect on such day for determining interest rates for Canadian Dollar denominated commercial loans in Canada and commonly known as "prime rate" (or its equivalent or analogous such rate) and (b) the sum of (i) the CDOR Rate applicable for an Interest Period of one month plus (ii) one percent (1.0%).

"Capital Lease Obligations" of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

"CDOR Rate" means, for the relevant Interest Period, on the day that is two Business Days prior to the commencement of such Interest Period, the annual rate of interest determined with reference to the arithmetic average of the discount rate quotations of all institutions listed in respect of the relevant Interest Period for Canadian Dollar-denominated bankers' acceptances displayed and identified as such on the CDOR Rate page of the Reuters screen (or on any successor or substitute page on such screen or service that displays such rate, or on the appropriate page of such other information service that publishes such rate as shall be selected by the Administrative Agent from time to time in its reasonable discretion; in each case, the "CDO Screen Rate"), at or about approximately 10:00 a.m., Toronto time, on such day and, if such day is not a Business Day, then on the immediately preceding Business Day (as adjusted by the Administrative Agent after 10:00 a.m. Toronto time to reflect any error in the posted rate of interest or in the posted average annual rate of interest); provided that if such rates are not available for such Interest Period, the applicable Interpolated Rate as of such time on such day ; or if such day is not a Business Day, then as so determined on the immediately preceding Business Day.

"Change in Control" means (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group (within the meaning of the Securities Exchange Act of 1934 and the rules of the Securities and Exchange Commission thereunder as in effect on the date hereof) other than the Permitted Holders of shares representing more than 30% of the aggregate ordinary voting power represented by the issued and outstanding capital stock of the Company or (b) occupation of a majority of the seats (other than vacant seats) on the board of directors of the Company by Persons who were neither (i) nominated by the board of directors of the Company nor (ii) appointed by directors so nominated.

"Change in Law" means (a) the adoption of any law, rule or regulation after (i) with respect to any Revolving Loan or the Commitments, the date of this Agreement or (ii) with respect to any Competitive Loan, the date of the related Competitive Bid, (b) any change in any law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after (i) with respect to any Revolving Loan or the Commitments, the date of this Agreement or (ii) with respect to any Competitive Loan, the date of the related Competitive Bid, or (c) compliance by any Lender or any Issuing Bank (or, for purposes of Section 2.14(b), by any lending office of such Lender or by such Lender's or such Issuing Bank's holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after (i) with respect to any Revolving Loan or the Commitments, the date of this Agreement or (ii) with respect to any Competitive Loan, the date of the related Competitive Bid; provided that, notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection

Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a "Change in Law", regardless of the date enacted, adopted, promulgated or issued.

"Class", when used in reference to (a) any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are US Dollar Tranche Revolving Loans, Multicurrency Tranche Revolving Loans, Incremental Revolving Loans of any tranche, Local Facility Loans of any tranche or Competitive Loans, (b) any Commitment, refers to whether such Commitment is a US Dollar Tranche Revolving Commitment, a Multicurrency Tranche Revolving Commitment, an Incremental Revolving Global Commitment of any tranche or a Local Facility Commitment of any tranche, (c) any Lender, refers to whether such Lender has a Loan or Commitment of a particular Class and (d) any Letter of Credit, refers to whether such Letter of Credit is issued pursuant to a Multicurrency Tranche Revolving Commitment, an Incremental Revolving Global Commitment of any tranche or a New Local Facility of any tranche.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Collateral" means any and all assets, tangible or intangible, on which Liens are purported to be granted pursuant to the Collateral Documents as security for the Obligations.

"Collateral Agent" means JPMorgan Chase Bank, N.A., in its capacity as collateral agent under the Collateral Documents.

"Collateral Agreement" means the Guarantee and Collateral Agreement dated as of July 15, 2011, as amended and restated as of the Restatement Effective Date, among the Company, the Subsidiary Loan Parties and the Collateral Agent.

"Collateral and Guarantee Requirement" means, at any time, the requirement that:

(a) the Collateral Agent shall have received from the Company and each Material Subsidiary either (i) a counterpart of the Collateral Agreement duly executed and delivered on behalf of the Company or such Material Subsidiary, as applicable, or (ii) in the case of any Person that becomes a Material Subsidiary after February 19, 2009, a supplement to the Collateral Agreement, in the form specified therein, duly executed and delivered on behalf of such Material Subsidiary;

(b) all Uniform Commercial Code financing statements required by law or reasonably requested by the Collateral Agent to be filed, registered or recorded to perfect the Liens intended to be created by the Collateral Agreement to the extent required by, and with the priority required by, the Collateral Agreement, shall have been filed, registered or recorded or delivered to the Collateral Agent for filing, registration or recording; and

(c) the Company and each Material Subsidiary shall have obtained all consents and approvals required to be obtained by it in connection with the execution and delivery of all Collateral Documents to which it is a party, the performance of its obligations thereunder and the granting by it of the Liens thereunder.

"Collateral Documents" means, collectively, the Collateral Agreement and each other security agreement or other instrument or document granting a Lien upon the Collateral as security for the Obligations.

"Commitment" means a US Dollar Tranche Revolving Commitment, a Multicurrency Tranche Revolving Commitment, an Incremental Revolving Global Commitment of any tranche, a Local Facility Commitment of any tranche or any combination thereof, as the context requires.

"Company" means L Brands, Inc., a Delaware corporation.

"Competitive Bid" means an offer by a Lender to make a Competitive Loan in accordance with Section 2.04.

"Competitive Bid Rate" means, with respect to any Competitive Bid, the Margin or the Fixed Rate, as applicable, offered by the Lender making such Competitive Bid.

"Competitive Bid Request" means a request by a Borrower for Competitive Bids in accordance with Section 2.04.

"Competitive Loan" means a Loan made pursuant to Section 2.04.

"Consolidated Debt" means, at any date of determination, the total Indebtedness of the Company and the Consolidated Subsidiaries at such date (excluding, whether or not any ETC Entity is a Consolidated Subsidiary, any Non-Recourse ETC Debt) determined on a consolidated basis in accordance with GAAP.

"Consolidated EBITDA" means, for any period, Consolidated Net Income for such period (adjusted (i) to exclude any non-cash items deducted or included in determining Consolidated Net Income for such period attributable to Accounting Standards Codification Topic 815, Derivatives and Hedging, Accounting Standards Codification Topic 350, Intangibles–Goodwill and Other, or stock options and other equity-linked compensation to officers, directors and employees, and (ii) to deduct cash payments made during such period in respect of Hedging Agreements (or other items subject to FAS 133 – Accounting for Derivative Instruments and Hedging Activities) to the extent not otherwise deducted in determining Consolidated Net Income for such period) plus (a) without duplication and to the extent deducted in determining such Consolidated Net Income, the sum of (i) consolidated interest expense for such period, (ii) consolidated income tax expense for such period, (iii) all amounts attributable to depreciation and amortization for such period and (iv) any extraordinary or nonrecurring charges for such period, and minus (b) without duplication and to the extent included in determining such Consolidated Net Income, any extraordinary or nonrecurring gains for such period, all determined on a consolidated basis in accordance with GAAP; provided that regardless of whether any ETC Entity is a Consolidated Subsidiary, the results of any ETC Entity shall be included in Consolidated EBITDA to the extent (and only to the extent) actually distributed (directly or indirectly) by such ETC Entity to the Company or another Consolidated Subsidiary that is not an ETC Entity; provided further, that if on or prior to the applicable date of determination of Consolidated EBITDA, an acquisition or disposition outside of the ordinary course of business has occurred that has the effect of increasing or decreasing Consolidated EBITDA then (without duplication of any other adjustment made in determining Consolidated EBITDA for such period) Consolidated EBITDA shall be determined on a pro forma basis to give effect to such acquisition or disposition as if such acquisition or disposition had occurred immediately prior to the commencement of the period for which Consolidated EBITDA is to be determined.

"Consolidated EBITDAR" means, for any period, Consolidated EBITDA for such period plus, without duplication and to the extent deducted in the determination of such Consolidated EBITDA, consolidated fixed minimum store rental expense for such period, all determined on a consolidated basis in accordance with GAAP; provided that, if on or prior to the applicable date of determination of Consolidated EBITDAR, an acquisition or disposition outside of the ordinary course of business has occurred that has the effect of increasing or decreasing Consolidated EBITDAR, then (without duplication of adjustments made in determining Consolidated EBITDA for such period) Consolidated EBITDAR shall be determined on a pro forma basis to give effect to such acquisition or disposition as if such acquisition or disposition had occurred immediately prior to the commencement of the period for which Consolidated EBITDAR is to be determined.

"Consolidated Fixed Charges" means, for any period, the sum of (a) consolidated interest expense, both expensed and capitalized (including the interest component in respect of Capital Lease Obligations but excluding any interest expense in respect of Indebtedness of any ETC Entity, except to the extent actually paid by the Company or a Consolidated Subsidiary other than, if it is a Consolidated Subsidiary, any ETC Entity), of the Company and the Consolidated Subsidiaries for such period, plus (b) consolidated fixed minimum store rental expense of the Company and the Consolidated Subsidiaries for such period, all determined on a consolidated basis in accordance with GAAP; provided that, if on or prior to the applicable date of determination of Consolidated Fixed Charges, an acquisition or disposition outside of the ordinary course of business has occurred that has the effect of increasing or decreasing Consolidated Fixed Charges, then Consolidated Fixed Charges shall be determined on a pro forma basis to give effect to such acquisition or disposition as if such acquisition or disposition had occurred immediately prior to the commencement of the period for which Consolidated Fixed Charges is to be determined.

"Consolidated Net Income" means, for any period, the net income or loss of the Company and the Consolidated Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

"Consolidated Subsidiary" means any Subsidiary (other than an Unrestricted Subsidiary), the accounts of which are, or are required to be, consolidated with those of the Company in the Company's periodic reports filed under the Securities Exchange Act of 1934.

"Consolidated Total Assets" means, as of any date, the aggregate assets of the Company and the Subsidiaries as of the end of the most recently completed quarter for which financial statements are available, determined on a consolidated basis in accordance with GAAP.

"Control" means, with respect to a specified Person, the possession, directly or indirectly, of the power to direct, or cause the direction of, the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise.

"Controlling" and "Controlled" have correlative meanings.

"Credit Rating" means (a) in the case of S&P, the "Issuer Credit Rating" assigned by S&P to the Company and, in the case of Moody's, the "Corporate Family Rating" assigned by Moody's to the Company, and (b) for purposes of determining the Applicable Rate, in the case of Fitch, the "Issuer Default Rating" assigned by Fitch to the Company.

"CRHC" means Canadian Retail Holdings Corporation, a Nova Scotia company

"Default" means any event or condition which constitutes an Event of Default or which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

"Defaulting Lender" means any Lender, as reasonably determined by the Administrative Agent, that has (a) failed to fund any portion of its Loans or participations in Letters of Credit within three Business Days of the date required to be funded by it hereunder unless such Lender notifies the Administrative Agent and the Company in writing that such failure is the result of such Lender's determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable Default, shall be specifically identified in such writing) has not been satisfied, (b) notified the Company, the Administrative Agent, any Issuing Bank or any Lender in writing that it does not intend to comply with any of its funding obligations under this Agreement or has made a public statement to the effect that it does not intend to comply with its funding obligations under this Agreement or generally under other agreements in which it commits to extend credit (unless such writing or public statement relates to such Lender's obligation to fund a Loan hereunder and states that such position is based on such Lender's determination that a condition precedent to funding (which condition precedent, together with any applicable Default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) failed, within five Business Days after written request by the Administrative Agent, to confirm that it will comply with the terms of this Agreement relating to its obligations to fund prospective Loans and participations in then outstanding Letters of Credit (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt by the Administrative Agent of such confirmation), (d) otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within three Business Days of the date when due, unless the subject of a good-faith dispute, or (e) become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee or custodian appointed for it, or has consented to, approved of or acquiesced in any such proceeding or appointment or has a parent company that has become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee or custodian appointed for it, or has consented to, approved of or acquiesced in any such proceeding or appointment; provided that (i) if a Lender would be a "Defaulting Lender" solely by reason of events relating to a parent company of such Lender or solely because a Governmental Authority has been appointed as receiver, conservator, trustee or custodian for such Lender, in each case as described in clause (e) above, the Administrative Agent may, in its discretion, determine that such Lender is not a "Defaulting Lender" if and for so long as the Administrative Agent is satisfied that such Lender will continue to perform its funding obligations hereunder, (ii) the Administrative Agent may, by notice to the Company and the Lenders, declare that a Defaulting Lender is no longer a "Defaulting Lender" if the Administrative Agent determines, in its discretion, that the circumstances that resulted in such Lender becoming a "Defaulting Lender" no longer apply and (iii) a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender.

"Disclosed Matters" means the actions, suits and proceedings and the environmental matters disclosed in Schedule 3.05.

"Disqualified Equity Interest" means, any Equity Interest in the Company that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, either mandatorily or at the option of the holder thereof), or upon the happening of any event or condition:

(a) matures or is mandatorily redeemable (other than solely for Equity Interests in the Company that do not constitute Disqualified Equity Interests and cash in lieu of fractional shares of such Equity Interests), whether pursuant to a sinking fund obligation or otherwise, prior to the Specified Date;

(b) is convertible or exchangeable at the option of the holder thereof for Indebtedness or Equity Interests (other than solely for Equity Interests in the Borrower that do not constitute Disqualified Equity Interests and cash in lieu of fractional shares of such Equity Interests), prior to the Specified Date; or

(c) is redeemable (other than solely for Equity Interests in the Borrower that do not constitute Disqualified Equity Interests and cash in lieu of fractional shares of such Equity Interests) or is required to be repurchased by the Borrower or any of its Affiliates, in whole or in part, at the option of the holder thereof, prior to the Specified Date; provided that this clause (c) shall not apply to any requirement of mandatory redemption or repurchase that is contingent upon an asset disposition or the incurrence of Indebtedness if such mandatory redemption or repurchase can be avoided through repayment or prepayment of Loans or through investments by the Company or the Consolidated Subsidiaries in assets to be used in their businesses.

"Domestic Subsidiary" means any Subsidiary that is organized under the laws of the United States of America, any State thereof or the District of Columbia.

"Eligible Assignee" means (a) a Lender, (b) an Affiliate of a Lender, (c) an Approved Fund and (d) any other Person, other than, in each case, a natural person, the Company, any Subsidiary or other Affiliate of the Company or its Subsidiaries; provided that an Eligible Assignee shall not include a Defaulting Lender.

"Environmental Laws" means all applicable laws, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions or binding agreements issued, promulgated or entered into by any Governmental Authority, relating to the environment, preservation or reclamation of natural resources or the management, release or threatened release of any Hazardous Material.

"Environmental Liability" means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Company or any Consolidated Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

"Equity Interests" means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

"ERISA Affiliate" means any trade or business (whether or not incorporated) that, together with the Company, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

"Exiting Lender" has the meaning set forth in Section 8.17.

"ETC Entity" means (i) any Person (including Easton Town Center, LLC, Easton Gateway, LLC and MORSO Holding Co.) engaged primarily in the ownership, management, leasing, development or operation of real property located in or around the Columbus, Ohio Easton Shopping Center and (ii) any Person substantially all of the assets of which consist of equity interests in or debt of any Person described in clause (i).

"Eurodollar", when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, is bearing interest at a rate determined by reference to a LIBO Rate.

"Event of Default" has the meaning assigned to such term in Article VI.

"Exchange Rate" means on any day, for purposes of determining the US Dollar Equivalent of any other currency, the rate at which such other currency may be exchanged into US Dollars at the time of determination on such day as set forth on the Reuters WRLD Page for such currency. In the event that such rate does not appear on any Reuters WRLD Page, the Exchange Rate shall be determined by reference to such other publicly available service for displaying exchange rates as may be agreed upon by the Administrative Agent and the Company or, in the absence of such an agreement, such Exchange Rate shall instead be the Spot Rate.

"Excluded Taxes" means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient: (a) income, franchise or similar Taxes imposed on (or measured by) such Recipient's net income by the United States of America, (b) income, franchise or similar Taxes imposed by the jurisdiction under the laws of which such Recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, or which are imposed by reason of any present or former connection between such Lender and the jurisdiction imposing such Taxes, other than solely as a result of this Agreement or any Loan or transaction contemplated hereby, (c) any branch profits Taxes imposed by the United States of America or any similar Tax imposed by any other jurisdiction described in clause (a) or (b) above, (d) in the case of a Lender (other than an assignee pursuant to a request by the Company under Section 2.18 (b)), any U.S. federal withholding Tax and any deduction or withholding for or on account of United Kingdom Tax (a "UK Withholding") (excluding a UK Withholding in respect of a payment under the Loan Documents for which relief is available under an applicable double taxation treaty and which becomes payable or is imposed before the completion of all procedural formalities required to avoid that UK Withholding pursuant to such double taxation treaty, provided that the relevant Recipient has complied with 2.16(f) and (i), as applicable)that (i) is in effect and would apply to amounts payable to or for the account of such Lender under applicable law at the time such Lender becomes a party to this Agreement (or designates a new lending office), except to the extent that such Lender (or its assignor, if any) was entitled, under applicable law at the time of designation of a new lending office (or assignment), to receive additional amounts from the Company with respect to any such withholding Tax pursuant to Section 2.16(a), or (ii) is attributable to such Lender's failure to comply with Section 2.16(f) or Section 2.16(i), (e) any U.S. federal Taxes imposed under FATCA, and (f) any Canadian withholding tax that is imposed as a result of a Recipient not dealing at arm's length (within the meaning of the ITA) with the payer at the time of such payment.

"Existing Credit Agreement" has the meaning set forth in the introductory statement of this Agreement.

"FATCA" means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any intergovernmental agreements entered into thereunder and any agreements entered into pursuant to Section 1471(b)(1) of the Code.

"FCPA" means the United States Foreign Corrupt Practices Act of 1977.

"Federal Funds Effective Rate" means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

"Financial Officer" means the chief financial officer, principal accounting officer, treasurer or controller of the Company.

"Fiscal Year" means the fiscal year of the Company, which shall commence on the Sunday following the Saturday on or nearest (whether following or preceding) January 31 of one calendar year and end on the Saturday on or nearest (whether following or preceding) January 31 of the following calendar year.

"Fitch" means Fitch, Inc.

"Fixed Rate" means, with respect to any Competitive Loan (other than a Eurodollar or CDOR Rate Competitive Loan), the fixed rate of interest per annum specified by the Lender making such Competitive Loan in its related Competitive Bid.

"Fixed Rate Loan" means a Competitive Loan bearing interest at a Fixed Rate.

"Foreign Borrower" means each of LOHLP, CRHC, VSUK, MFE and any Additional Borrower that is a Foreign Subsidiary.

"Foreign Lender" means any Lender that is not a U.S. Person.

"Foreign Subsidiary" means any Subsidiary that is not a Domestic Subsidiary.

"GAAP" means generally accepted accounting principles in the United States of America.

"Governmental Authority" means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

"Guarantee" of or by any Person (the "guarantor") means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation; provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business.

"Hazardous Materials" means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes in each case which are regulated pursuant to any Environmental Law.

"Hedging Agreement" means any interest rate protection agreement, foreign currency exchange agreement, commodity price protection agreement or other interest or currency exchange rate or commodity price hedging arrangement.

"Immaterial Subsidiaries" means, at any time, Consolidated Subsidiaries that (a) are Domestic Subsidiaries and (b) at such time, in the aggregate for all such Subsidiaries, (i) directly own less than 10% of the amount of Qualifying U.S. Assets owned directly by all Consolidated Subsidiaries that are Domestic Subsidiaries and (ii) directly own accounts receivable and inventory representing less than 5% of the book value of the accounts receivable and inventory directly owned by all Consolidated Subsidiaries that are Domestic Subsidiaries.

"Incremental Facility Agreement" means an Incremental Facility Agreement, in form and substance reasonably satisfactory to the Administrative Agent, among the Company, the Administrative Agent and one or more Incremental Lenders, establishing Incremental Revolving Global Commitments of any tranche and effecting such other amendments hereto and to the other Loan Documents as are contemplated by Section 2.08.

"Incremental Lender" means a Lender with an Incremental Revolving Global Commitment.

"Incremental Revolving Global Commitment" means, with respect to any Lender, the commitment, if any, of such Lender, established pursuant to an Incremental Facility Agreement and Section 2.08, to make Incremental Revolving Loans of any tranche, and, if provided in such Incremental Facility Agreement, to acquire participations in Letters of Credit of such tranche, expressed as an amount representing the maximum aggregate permitted amount of such Lender's Revolving Exposure under such Incremental Facility Agreement.

"Incremental Revolving Loan" means a Loan made pursuant to a tranche of Incremental Revolving Global Commitments.

"Indebtedness" of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person in respect of the deferred purchase price of property (other than inventory) or services (excluding accruals and trade accounts payable arising in the ordinary course of business), (d) all Indebtedness of others secured by any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (e) all Guarantees by such Person of Indebtedness of others, (f) all Capital Lease Obligations of such Person and (g) all obligations, contingent or otherwise, of such Person in respect of bankers' acceptances.

"Indemnified Taxes" means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Borrower under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.

"Intercreditor Agreement" means an intercreditor agreement among the Loan Parties, the Collateral Agent and the trustee, agent or other representative for holders of any Indebtedness secured by second-priority Liens contemplated by clause (g) of Section 5.08, which intercreditor agreement shall be consistent with the then existing market practice and reasonably acceptable to the Required Secured Parties (it being understood that (i) any such intercreditor agreement shall be considered approved by a Lender if made available to such Lender by the Administrative Agent (through Intralinks or similar facility) and such Lender is informed that such intercreditor agreement shall be considered approved by it if there is no objection within three Business Days, and no such objection is made and (ii) such intercreditor agreement shall be deemed accepted if approved or deemed approved by the Required Secured Parties).

"Interest Election Request" means a request by a Borrower to convert or continue a Revolving Borrowing in accordance with Section 2.07.

"Interest Payment Date" means (a) with respect to any ABR Loan or Canadian Prime Rate Loan, the last day of each March, June, September and December, (b) with respect to any Eurodollar or CDOR Rate Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Eurodollar or CDOR Rate Borrowing with an Interest Period of more than three-months' duration, each day prior to the last day of such Interest Period that occurs at intervals of three-months' duration after the first day of such Interest Period and (c) with respect to any Fixed Rate Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Fixed Rate Borrowing with an Interest Period of more than 90-days' duration (unless otherwise specified in the applicable Competitive Bid Request), each day prior to the last day of such Interest Period that occurs at intervals of 90-days' duration after the first day of such Interest Period, and any other dates that are specified in the applicable Competitive Bid Request as Interest Payment Dates with respect to such Borrowing.

"Interest Period" means (a) with respect to any Eurodollar or CDOR Rate Borrowing, the period commencing on the date of such Borrowing and ending on (i) with respect to any Eurodollar Borrowing, the date that is one week thereafter or (ii) the numerically corresponding day in the calendar month that is one, two, three or six months thereafter or, if available from all participating Lenders, 12 months thereafter, in each case as the applicable Borrower may elect and (b) with respect to any Fixed Rate Borrowing, the period (which shall not be less than seven days or more than 180 days) commencing on the date of such Borrowing and ending on the date specified in the applicable Competitive Bid Request; provided that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless, in the case of a Eurodollar Borrowing with an Interest Period of an integral number of months only, such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (ii) any Interest Period pertaining to a Eurodollar or CDOR Rate Borrowing with an Interest Period of an integral number of months that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period and (iii) any Interest Period that would otherwise end after the Maturity Date will end on the Maturity Date. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and, in the case of a Revolving Borrowing, thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

"Interpolated Rate" means, (A) with respect to any Eurodollar Loan for any Interest Period, a rate per annum (rounded upward to the next 1/100th of 1%) determined by the Administrative Agent (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between (a) the applicable LIBO Screen Rate for the longest period (for which such LIBO Screen Rate is available) that is shorter than the Interest Period for such Eurodollar Loan and (b) the applicable LIBO Screen Rate for the shortest period (for which such LIBO Screen Rate is available) that is longer than the Interest Period for such Eurodollar Loan, in each case at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, and (B) with respect to any CDOR Rate Loan for any Interest Period, a rate per annum (rounded upward to the next 1/100th of 1%) determined by the Administrative Agent (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between (a) the applicable CDO Screen Rate for the longest period (for which such CDO Screen Rate is available) that is shorter than the Interest Period for such CDOR Rate Loan and (b) the applicable CDO Screen Rate for the shortest period (for which such CDO Screen Rate is available) that is longer than the Interest Period for such CDOR Rate Loan, in each case at or about approximately 10:00 a.m., Toronto time, on the applicable date of determination two Business Days prior to the commencement of such Interest Period.

"Investment" has the meaning ascribed to such term in Section 5.17.

"IRS" means the United States Internal Revenue Service.

"ISP" means, with respect to any Letter of Credit, the "International Standby Practices 1998" published by the Institute of International Banking Law & Practice, Inc. (or such later version thereof as may be in effect at the time of issuance).

"Issuing Bank" means, as applicable, (a) with respect to Letters of Credit to be participated in under the Multicurrency Tranche Revolving Commitments (i) JPMorgan Chase Bank, N.A., in its capacity as an issuer of Letters of Credit hereunder, (ii) Citibank, N.A., in its capacity as an issuer of Letters of Credit hereunder, (iii) Bank of America, N.A., in its capacity as an issuer of Letters of Credit (denominated in US Dollars only) hereunder, (iv) Wells Fargo Bank, N.A., in its capacity as an issuer of Letters of Credit hereunder, (v) HSBC Bank USA, N.A., in its capacity as an issuer of Letters of Credit hereunder, (vi) any other Multicurrency Tranche Revolving Lender or Affiliate of a Multicurrency Tranche Revolving Lender designated by the Company (with such Multicurrency Tranche Revolving Lender's consent) as an Issuing Bank with respect to such Letters of Credit in a written notice to the Administrative Agent and (vii) their respective successors in such capacity as provided in Section 2.05(i) and (b) with respect to Letters of Credit to be participated in under the Commitments of any other Class (other than US Dollar Tranche Revolving Commitments), (i) any Lender of such Class or Affiliate of a Lender of such Class named as such in the Incremental Facility Agreement or Local Facility Amendment pursuant to which such Commitments were established, (ii) any other Lender of such Class or Affiliate of a Lender of such Class designated by the Company (with such Lender's consent) as an Issuing Bank with respect to such Letters of Credit in a written notice to the Administrative Agent and (iii) its respective successors in such capacity as provided in Section 2.05(i) . Any Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of such Issuing Bank, in which case the term "Issuing Bank" shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate.

"ITA" means the *Income Tax Act* (Canada).

"Judgment Currency" has the meaning set forth in Section 8.18(b) .

"LC Disbursement" means a payment made by any Issuing Bank pursuant to a Letter of Credit.

"LC Exposure" means, with respect to any Class as at any date of determination, the aggregate amount available to be drawn under all outstanding Letters of Credit of such Class plus the aggregate of all LC Disbursements in respect of Letters of Credit of such Class that have not yet been reimbursed by or on behalf of the applicable Borrowers at such time. For purposes of computing the amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.06. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be "outstanding" in the amount so remaining available to be drawn. The LC Exposure with respect to any Class of any Revolving Lender of such Class at any time shall be its Applicable Percentage in respect of such Class of the total LC Exposure in respect of such Class at such time, subject to adjustment pursuant to any LC Exposure Reallocation. An LC Exposure Reallocation permitted hereunder shall be effective upon election by the Company as provided in Section 2.19, and shall be rescinded with respect to any Lender that is a Defaulting Lender at the time it ceases to be a Defaulting Lender or at the time its applicable Commitment is assigned pursuant to Section 2.18(b) or terminated pursuant to Section 2.18(c).

"LC Exposure Reallocation" means an adjustment to the LC Exposure of each Revolving Lender of any applicable Class that is a non-Defaulting Lender, to take account of a Revolving Lender or Revolving Lenders of such Class being or becoming a Defaulting Lender, that increases the LC Exposure of each Revolving Lender of such Class that is not a Defaulting Lender to equal its Applicable Percentage in respect of such Class (determined as though the Commitment of each Revolving Lender of such Class that is a Defaulting Lender were reduced to zero) of the total LC Exposure in respect of such Class, in order to support its ratable share of the LC Exposure of such Class of the relevant Defaulting Lender or Defaulting Lenders. In the event of an LC Exposure Reallocation (a) the LC Exposure of the relevant Revolving Lender that is a Defaulting Lender shall not be decreased, but (b) the LC Exposure of each Revolving Lender of the applicable Class that is not a Defaulting Lender shall be increased as provided above, and such Lender's increased LC Exposure of such Class shall apply for all purposes of this Agreement, including for purposes of determining its Revolving Credit Exposure and participation fees payable with respect to its LC Exposure. Notwithstanding any other provision of this Agreement, an LC Exposure Reallocation shall not be permitted if, after giving effect thereto, the Revolving Credit Exposure of any Class of any Lender of such Class shall exceed its Commitment of such Class.

"Lenders" means the Persons listed on Schedule 2.01 and any other Person that shall have become a party hereto (i) pursuant to an accession agreement as contemplated in Section 2.08(d), (ii) pursuant to an Assignment and Assumption as contemplated in Section 8.04(b), other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption or (iii) pursuant to an Incremental Facility Agreement.

"Letter of Credit" means any letter of credit issued pursuant to this Agreement and shall include, if applicable, any bankers' acceptance resulting from any such letter of credit, so long as such banker's acceptance matures within the period provided for in Section 2.05(c).

"LIBO Rate" means, with respect to any Eurodollar Borrowing for any applicable currency for any Interest Period, the London interbank offered rate as administered by ICE Benchmark Administration (or any other Person that takes over the administration of such rate for the relevant currency for a period equal in length to such Interest Period as displayed on pages LIBOR01 or LIBOR02 of the Reuters screen that displays such rate (or, in the event such rate does not appear on a Reuters page or screen, on any successor or substitute page on such screen that displays such rate, or on the appropriate page of such other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion; in each case the "LIBO Screen Rate") at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period; provided that if the LIBO Screen Rate shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement; provided further that if the LIBO Screen Rate shall not be available at such time for such Interest Period (an "Impacted Interest Period") with respect to the applicable currency then the LIBO Rate shall be the Interpolated Rate; provided that if any Interpolated Rate shall be less than zero, such rate shall be deemed to be zero for purposes of this Agreement. To the extent that a comparable or successor rate or service is chosen by the Administrative Agent in connection with any rate set forth in this definition, such comparable or successor rate or service shall be applied or chosen in a manner consistent with market practice.

"Lien" means, with respect to any asset, any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset.

"Loan Documents" means this Agreement, the Collateral Documents and the Restatement Agreement.

"Loan Parties" means the Borrowers and the Subsidiary Loan Parties.

"Loans" means the loans made by the Lenders to the Borrowers pursuant to this Agreement.

"Local Facility Amendment" has the meaning specified in Section 2.22 (a) .

"Local Facility Commitment" means, with respect to any Lender, the Commitment, if any, of such Lender established pursuant to a Local Facility Amendment and Section 2.22 to make Local Facility Loans under any New Local Facility, and, if provided in such Local Facility Amendment, to acquire participations in Letters of Credit under such New Local Facility, expressed as an amount representing the maximum permitted amount of such Lender's Revolving Exposure under such New Local Facility.

"Local Facility Loan" means a Loan made pursuant to a New Local Facility.

"LOHLP" means L (Overseas) Holdings LP, an Alberta limited partnership

"Margin" means, with respect to any Competitive Loan bearing interest at a rate based on a LIBO Rate or CDOR Rate (in the case of Canadian Dollar denominated

Competitive Loans), the marginal rate of interest, if any, to be added to or subtracted from a LIBO Rate or CDOR Rate (in the case of Canadian Dollar denominated Competitive Loans) to determine the rate of interest applicable to such Loan, as specified by the Lender making such Loan in its related Competitive Bid.

"Material Adverse Effect" means a material adverse effect on (a) the business, financial position or results of operations of the Company and the Consolidated Subsidiaries, taken as a whole, (b) the ability of any Borrower to perform any of its obligations under this Agreement or (c) the rights of or benefits available to the Lenders under this Agreement or, except during a Release Period, the Collateral Agreement.

"Material Indebtedness" means Indebtedness (other than the Loans and Letters of Credit), or obligations in respect of one or more Hedging Agreements, of any one or more of the Company and its Consolidated Subsidiaries in an aggregate principal amount exceeding $100,000,000. For purposes of determining Material Indebtedness, the "principal amount" of the obligations of the Company or any Consolidated Subsidiary in respect of any Hedging Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the Company or such Consolidated Subsidiary would be required to pay if such Hedging Agreement were terminated at such time.

"Material Subsidiary" means any Consolidated Subsidiary that is a Domestic Subsidiary and is not an Immaterial Subsidiary.

"Maturity Date" means July 18, 2019.

"MFE" means Mast Industries (Far East) Limited, a Hong Kong corporation.

"Minority Interest Disposition" means a sale, transfer or other disposition by the Company or any of the Subsidiaries (including the issuer thereof) of up to 20% of the Equity Interests in any Subsidiary of the Company.

"Moody's" means Moody's Investors Service, Inc.

"Multicurrency Tranche LC Exposure" means, with respect to any Multicurrency Tranche Revolving Lender at any time, the LC Exposure of such Lender, if any, at such time in respect of Letters of Credit issued under the Multicurrency Tranche Revolving Commitments.

"Multicurrency Tranche Revolving Commitment" means, with respect to each Lender, the commitment, if any, of such Lender to make Multicurrency Tranche Revolving Loans and to acquire participations in Multicurrency Tranche Letters of Credit hereunder, expressed as an amount representing the maximum aggregate permitted amount of such Lender's Multicurrency Tranche Revolving Exposure hereunder, as such commitment may be (a) reduced or increased from time to time pursuant to Section 2.08 and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 8.04. The initial amount of each Lender's Multicurrency Tranche Revolving Commitment is set forth on Schedule 2.01, or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Multicurrency

Tranche Revolving Commitment, as applicable. The initial aggregate amount of the Multicurrency Tranche Revolving Commitments is $900,000,000.

"Multicurrency Tranche Revolving Exposure" means, with respect to any Lender at any time, the sum at such time, without duplication, of (a) the US Dollar Equivalents of the principal amounts of such Lender's outstanding Multicurrency Tranche Revolving Loans and (b) the US Dollar Equivalent of the aggregate amount of such Lender's Multicurrency Tranche LC Exposure.

"Multicurrency Tranche Revolving Lender" means a Lender with a Multicurrency Tranche Revolving Commitment or, if the Multicurrency Tranche Revolving Commitments have terminated or expired, a Lender with Multicurrency Tranche Revolving Exposure.

"Multicurrency Tranche Revolving Loan" means a Loan made pursuant to Section 2.01(a)(ii), Section 2.01(a)(iii), Section 2.01(a)(iv) and Section 2.01(a)(v).

"Multiemployer Plan" means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

"New Local Facility" has the meaning specified in Section 2.22(a) .

"New Local Facility Lender" has the meaning specified in Section 2.22 (a) .

"Non-Consenting Lender" means any Lender that withholds its consent to any proposed amendment, modification or waiver that cannot become effective without the consent of such Lender under Section 8.02, and that has been consented to by the Required Lenders (or, in circumstances where Section 8.02 does not require the consent of the Required Lenders as a result of clause (ii) of the second proviso in Section 8.028.02(b), a majority in interest of the Lenders of the affected Class).

"Non-Recourse ETC Debt" means any Indebtedness of any ETC Entity, except to the extent such Indebtedness is Guaranteed by, or otherwise recourse to, the Company or any other Subsidiary that is not an ETC Entity.

"Obligations" has the meaning set forth in the Collateral Agreement.

"OFAC" means the U.S. Department of Treasury's Office of Foreign Asset Control.

"Other Taxes" means any and all present or future recording, stamp, documentary, excise, property or similar taxes, charges or levies imposed by the United States of America or any political subdivision thereof arising from any payment made under, from the execution, delivery, performance, enforcement or registration of, or from the registration, receipt or perfection of a security interest under, or otherwise with respect to, this Agreement.

"Participant Register" has the meaning set forth in Section 8.04(c)(iii).

"Patriot Act" has the meaning ascribed to such term in Section 8.15.

"PBGC" means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

"Permitted Encumbrances" means:

(a)   Liens imposed by law for taxes that are not yet due;

(b)   carriers', warehousemen's, mechanics', materialmen's, repairmen's , landlord's and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days;

(c)   pledges and deposits made in the ordinary course of business in compliance with workers' compensation, unemployment insurance and other social security laws or regulations;

(d)   deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;

(e)   judgment liens in respect of judgments that do not constitute an Event of Default under clause (j) of Section 6.01;

(f)   easements, zoning restrictions, rights‑of‑way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Company or any Subsidiary;

(g)   Liens in favor of sellers of goods arising under Article 2 of the New York Uniform Commercial Code or similar provisions of applicable law in the ordinary course of business, covering only the goods sold and securing only the unpaid purchase price for such goods and related expenses; and

(h)   Liens securing obligations in respect of trade letters of credit; provided that such Liens do not extend to any property other than the goods financed or paid for with such letters of credit, documents of title in respect thereof and proceeds thereof;

provided that the term "Permitted Encumbrances" shall not include any Lien securing Indebtedness.

"Permitted Foreign Currency" means (i) with respect to the Multicurrency Tranche Revolving Commitments, Pounds Sterling, Canadian Dollars and any other foreign currency designated as such pursuant to Section 2.20(c)   and (ii) with respect to the Commitments of any other Class, any foreign currency designated as such pursuant to Section 2.20(c) , an Incremental Facility Agreement or a Local Facility Amendment.

"Permitted Holders" means Leslie H. Wexner, all descendants of any of his grandparents, any spouse or former spouse of any of the foregoing, any descendant of any such spouse or former spouse, the estate of any of the foregoing, any trust for the benefit, in whole or in part, of one or more of the foregoing and any corporation, limited liability company, partnership or other entity Controlled by one or more of the foregoing.

"Person" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

"Plan" means any "employee pension benefit plan" as defined in Section 3(2) of the ERISA (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the Company or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

"Pounds Sterling" or "£" means the lawful money of the United Kingdom

"Prime Rate" means the rate of interest per annum publicly announced from time to time by JPMorgan Chase Bank, N.A., as its prime rate in effect at its principal office in New York City; each change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective.

"Qualifying U.S. Assets" means any and all assets directly owned by the Consolidated Subsidiaries that are Domestic Subsidiaries, other than (a) real property, including improvements thereto and fixtures, (b) aircraft and (c) investments in the Company or any of its Subsidiaries. The amount or value of any Qualifying U.S. Assets at any time shall be the book value thereof at such time determined in accordance with GAAP.

"Recipient" means (a) the Administrative Agent, (b) any Lender and (c) any Issuing Bank, as applicable.

"Register" has the meaning set forth in Section 8.04.

"Related Parties" means, with respect to any specified Person, such Person's Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person's Affiliates.

"Release Period" means a period (a) commencing upon the release and termination of the Guarantees of the Subsidiary Loan Parties and the security interests in the Collateral pursuant to Section 7.13(b) of the Collateral Agreement and (b) ending when the Company is required to satisfy the Collateral and Guarantee Requirement as provided in Section 5.16(b).

"Required Lenders" means, at any time, Lenders having Revolving Credit Exposures and unused Commitments representing more than 50% of the sum of the total Revolving Credit Exposures and unused Commitments at such time; provided that, for purposes of declaring the Loans to be due and payable pursuant to Article VI, and for all purposes after the Loans become due and payable pursuant to Article VI or the

Commitments expire or terminate, the outstanding Competitive Loans of the Lenders shall be included in their respective Revolving Credit Exposures in determining the Required Lenders.

"Required Secured Parties" has the meaning set forth in the Collateral Agreement.

"Restatement Agreement" has the meaning set forth in the introductory statement of this Agreement.

"Restatement Effective Date" has the meaning set forth in the Restatement Agreement.

"Restricted Payment" means any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests in the Company or any Consolidated Subsidiary, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any Equity Interests in the Company or any Consolidated Subsidiary; provided that a dividend, distribution or payment payable solely in Equity Interests (other than Disqualified Equity Interests) in the Company or applicable Consolidated Subsidiary shall not constitute a Restricted Payment.

"Revolving Borrowing" means a US Dollar Tranche Revolving Borrowing, a Multicurrency Tranche Revolving Borrowing, a Borrowing of any other Class or any combination thereof, as the context requires.

"Revolving Commitment" means a US Dollar Tranche Revolving Commitment, a Multicurrency Tranche Revolving Commitment, a Commitment of any other Class or any combination thereof, as the context requires.

"Revolving Credit Exposure" means a US Dollar Tranche Revolving Exposure, a Multicurrency Tranche Revolving Exposure, an exposure of any other Class or any combination thereof, as the context requires.

"Revolving Lender" means a US Dollar Tranche Revolving Lender, a Multicurrency Tranche Revolving Lender, an Incremental Lender, a New Local Facility Lender or any combination thereof, as the context requires.

"Revolving Loan" means a US Dollar Tranche Revolving Loan, Multicurrency Tranche Revolving Loan, a Loan of any other Class or any combination thereof, as the context requires.

"S&P" means Standard & Poor's Ratings Services.

"Sanctioned Country" means any country that is the subject of comprehensive territorial Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Sudan and Syria).

"Sanctioned Person" means (a) any Person currently named on (i) the SDN List, (ii) the Sanctioned Entities List maintained by the U.S. Department of State, (iii) the Consolidated list of persons, groups and entities subject to European Union financial sanctions maintained by the European Union External Action Committee, (iv) the Consolidated List of Financial Sanctions Targets in the UK maintained by Her Majesty's Treasury of the United Kingdom and (v) the Compendium of United Nations Security Council Sanctions Lists, (b) any Person located, organized or resident in a Sanctioned Country or any Person controlled by, or 50% or more owned by any such Person, or (c) any Person 50% or more owned by any Person in (a)(i) of this definition.

"Sanctions" means any economic or financial sanctions or trade embargoes imposed, administered or enforced by OFAC, the U.S. Department of State, the European Union, the United Nations Security Council or Her Majesty's Treasury.

"Secured Parties" has the meaning set forth in the Collateral Agreement.

"Specified Date" means the date that is 180 days after the Maturity Date.

"Spot Rate" for a currency means the arithmetic average of the spot rates of exchange determined by the Administrative Agent or the Issuing Bank, as applicable, to be the rate quoted by the Person acting in such capacity as the spot rate for the purchase by such Person of such currency with another currency through its foreign currency exchange operations in respect of such currency are then being conducted, at or about such time as the Administrative Agent or the Issuing Bank shall elect after determining that such rates shall be the basis for determining the Exchange Rate, on such date for the purchase of US Dollars for delivery two Business Days later; provided that the Administrative Agent or the Issuing Bank may obtain such spot rate from another financial institution designated by the Administrative Agent or the Issuing Bank if the Person acting in such capacity does not have as of the date of determination a spot buying rate for any such currency; and provided further that if at the time of any such determination, for any reason, no such spot rate is being quoted, the Administrative Agent or the Issuing Bank may use any reasonable method it deems appropriate to determine such rate, and such determination shall be conclusive absent manifest error.

"Statutory Reserve Percentage" means for any day the percentage (expressed as a decimal) that is in effect on such day, as prescribed by the Board, for determining the maximum reserve requirement for a member bank of the Federal Reserve System for eurocurrency funding (currently referred to as "Eurocurrency Liabilities" in Regulation D of the Board). Such reserve percentage shall include those imposed pursuant to such Regulation D. The Statutory Reserve Percentage shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

"subsidiary" means, with respect to any Person (the "parent") at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent's consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

"Subsidiary" means any subsidiary of the Company.

"Subsidiary Loan Party" means, at any time, any Material Subsidiary that is a party to the Collateral Agreement and has satisfied the Collateral and Guarantee Requirement at such time. A Consolidated Subsidiary that has satisfied the Collateral and Guarantee Requirement shall cease to be a Subsidiary Loan Party at such time as its Guarantee of the Obligations, and the security interests in its assets securing the Obligations, in each case under the Collateral Agreement, are released, subject to reinstatement as a Subsidiary Loan Party if and when it subsequently satisfies the Collateral and Guarantee Requirement.

"Taxes" means any and all present or future taxes, levies, imposts, duties, deductions, charges or withholdings imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

"Test Date" means the date of any Borrowing hereunder (other than a Borrowing made hereunder solely for the purpose of paying maturing commercial paper of the applicable Borrower) or the date of any issuance, amendment, renewal or extension of any Letter of Credit; provided that any such date shall not be a "Test Date" if, on such date, (a) if both rating agencies shall have a Credit Rating then in effect, the Credit Ratings are Baa3 and BBB- or better or (b) if only one rating agency shall have a Credit Rating then in effect, the Credit Rating from such rating agency is Baa3 or BBB- or better.

"Transactions" means the execution, delivery and performance by each Loan Party of the Loan Documents to which it is to be a party, the borrowing of Loans, the use of the proceeds thereof and the issuance of Letters of Credit hereunder.

"Type", when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to CDOR Rate, the LIBO Rate, the Alternate Base Rate or the Canadian Prime Rate.

"UCP" means the Uniform Customs and Practice for Documentary Credits (2007 Revision, International Chamber of Commerce Publication No. 600), as from time to time in effect.

"UK Borrower" means a Borrower that is resident for Tax purposes only in the United Kingdom.

"UK Withholding" has the meaning set forth under the definition of Excluded Taxes.

"Unfunded Liabilities" means, with respect to any Plan at any time, the amount (if any) by which (a) the present value of all benefits under such Plan exceeds (b) the fair market value of all assets of such Plan allocable to such benefits, all determined as of the then most recent valuation date for such Plan, but only (i) to the extent that such excess represents a potential liability of the Company or any ERISA

Affiliate to the PBGC or any other Person under Title IV of ERISA or (ii) with respect to a Multiemployer Plan, to the extent of the Unfunded Liabilities of such Multiemployer Plan allocable to the Company or any ERISA Affiliate under Section 4212 of ERISA.

"Unrestricted Basket Conditions" means, in respect of any Investment or Restricted Payment to be made in reliance on such conditions, the following conditions: (a) at the time of and after giving effect to such Investment or Restricted Payment, no Default shall have occurred and be continuing; (b) the ratio of (i) Consolidated Debt at the time of, and after giving effect to, such Investment or Restricted Payment (and any related incurrence of Indebtedness) to (ii) Consolidated EBITDA for the most recent period of four consecutive fiscal quarters for which financial statements are available and have been delivered pursuant to Section 5.01, is less than 3.00 to 1.00 and (c) if such Investment or Restricted Payment exceeds $50,000,000, the Company shall have delivered to the Administrative Agent a certificate of a Financial Officer to the effect that the conditions specified in clauses (a) and (b) above are satisfied and setting forth in reasonable detail the calculations required to establish satisfaction of the condition set forth in clause (b) above.

"Unrestricted Subsidiary" means any Subsidiary designated as an Unrestricted Subsidiary in a written notice sent at any time after the date of this Agreement by the Company to the Administrative Agent which is engaged (a) primarily in the business of making or discounting loans, making advances, extending credit or providing financial accommodation to, or purchasing the obligations of, others; (b) primarily in the business of insuring property against loss and subject to regulation as an insurance company by any Governmental Authority; (c) exclusively in the business of owning or leasing, and operating, aircraft and/or trucks; (d) primarily in the ownership, management, leasing, development or operation of real estate, other than parcels of real estate with respect to which 51% or more of the rentable space is used by the Company or a Consolidated Subsidiary in the normal course of business; or (e) primarily as a carrier transporting goods in both intrastate and interstate commerce; provided that (i) the Company may by notice to the Administrative Agent change the designation of any Subsidiary described in subparagraphs (a) through (e) above, but may do so only once during the term of this Agreement, (ii) the designation of a Subsidiary as an Unrestricted Subsidiary more than 30 days after the creation or acquisition of such Subsidiary where such Subsidiary was not specifically so designated within such 30 days shall be deemed to be the only permitted change in designation and (iii) immediately after the Company designates any Subsidiary whether now owned or hereafter acquired or created as an Unrestricted Subsidiary or changes the designation of a Subsidiary from an Unrestricted Subsidiary to a Consolidated Subsidiary, the Company and all Consolidated Subsidiaries would be in compliance with all of the provisions of this Agreement.

"Upfront Payments" has the meaning set forth in Section 2.08.

"U.S. Person" means any Person that is a "United States Person" as defined in Section 7701(a)(30) of the Code.

"US Dollar Equivalent" means, on any date of determination, (a) with respect to any amount in US Dollars, such amount and (b) with respect to any amount in any Permitted Foreign Currency, the equivalent in US Dollars of such amount, determined by the Administrative Agent pursuant to Section 1.05 using the Exchange Rate with respect to such currency at the time in effect for such amount under the provisions of such Section.

"US Dollar Tranche Revolving Commitment" means, with respect to each Lender, the commitment, if any, of such Lender to make US Dollar Tranche Revolving Loans, expressed as an amount representing the maximum aggregate permitted amount of such Lender's US Dollar Tranche Revolving Exposure hereunder, as such commitment may be (a) reduced or increased from time to time pursuant to Section 2.08 and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 8.04. The initial amount of each Lender's US Dollar Tranche Revolving Commitment is set forth on Schedule 2.01, or in the Assignment and Assumption pursuant to which such Lender shall have assumed its US Dollar Tranche Revolving Commitment, as applicable. The initial aggregate amount of the US Dollar Tranche Revolving Commitments is $100,000,000.

"US Dollar Tranche Revolving Exposure" means, with respect to any Lender at any time, the sum at such time, without duplication, of the principal amounts of such Lender's outstanding US Dollar Tranche Revolving Loans.

"US Dollar Tranche Revolving Lender" means a Lender with a US Dollar Tranche Revolving Commitment or, if the US Dollar Tranche Revolving Commitments have terminated or expired, a Lender with US Dollar Tranche Revolving Exposure.

"US Dollar Tranche Revolving Loan" means a Loan made pursuant to Section 2.01(a)(i).

"US Dollars", "USD" or "$" means the lawful money of the United States of America

"Value" means, when used in Section 6.01(e) with respect to investments in and advances to a Consolidated Subsidiary, the book value thereof immediately before the relevant event or events referred to in Section 6.01(e) occurred with respect to such Consolidated Subsidiary.

"VAT" means (a) any Tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) and (b) any other Tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such Tax referred to in clause (a) of this definition, or imposed elsewhere.

"VAT Supplier" has the meaning set forth in Section 2.16(h).

"VAT Recipient" has the meaning set forth in Section 2.16(h).

"VAT Relevant Party" has the meaning set forth in Section 2.16(h).

"VSUK" means Victoria's Secret UK Limited, a company organized under the laws of England and Wales.

"Withdrawal Liability" means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

"Withholding Agent" means any Loan Party and the Administrative Agent.

SECTION 1.02.   Classification of Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a "US Dollar Tranche Revolving Loan") or by Type (e.g., a "LIBO Rate Loan") or by Class and Type (e.g., a "LIBO Rate US Dollar Tranche Revolving Loan"). Borrowings also may be classified and referred to by Class (e.g., a "US Dollar Tranche Revolving Borrowing") or by Type (e.g., a "LIBO Rate Borrowing") or by Class and Type (e.g., a "LIBO Rate US Dollar Tranche Revolving Borrowing"). Revolving Loans may be referred to by reference to all Classes of Revolving Loans together (a "Revolving Loan") or by all Classes of Revolving Loans together and by Type (e.g., a "LIBO Rate Revolving Loan"). Revolving Borrowings may also be referred to by reference to all Classes of Revolving Borrowings together (a "Revolving Borrowing") or by all Classes of Revolving Borrowings together and by Type (e.g., a "LIBO Rate Revolving Borrowing").

SECTION 1.03.   Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person's successors and assigns, (c) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (e) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

SECTION 1.04.   Accounting Terms; GAAP. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided that (a) for purposes of determining compliance with any provision of this Agreement, the determination of whether a lease is to be treated as an operating lease or capital lease shall be made without giving effect to any change in accounting for leases pursuant to GAAP resulting from the implementation of proposed Accounting Standards Update Leases (Topic 842): a revision of the 2010 proposed Accounting Standards Update Leases

(Topic 840), or any successor proposal, (b) all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under Accounting Standards Codification Topic 825, Financial Instruments, or any successor thereto, to value any Indebtedness of the Company or any Subsidiary at "fair value", as defined therein and (c) if the Company notifies the Administrative Agent that the Company requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Company that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

SECTION 1.05.   Exchange Rates. The Administrative Agent shall determine the US Dollar Equivalent of any Borrowing denominated in a currency other than US Dollars, other than a Canadian Prime Rate Borrowing, as of the date of the Borrowing Request in respect thereof, as of the date of each Interest Election Request in respect thereof (or, if an Interest Election Request has not been made within three months since the last date of determination, the three month anniversary of the last date of determination), in each case using the Exchange Rate for such currency in relation to US Dollars in effect on the date that is two Business Days prior to the applicable date, and each such amount shall, except as provided in the last two sentences of this Section, be the US Dollar Equivalent of such Borrowing until the next required calculation thereof pursuant to this sentence. The Administrative Agent shall determine the US Dollar Equivalent of any Letter of Credit denominated in a currency other than US Dollars as of the date such Letter of Credit is requested pursuant to Section 2.05(b) , a request is made to amend such Letter of Credit to increase its face amount or to extend or renew such Letter of Credit or such Letter of Credit is paid by the Issuing Bank and as of the last Business Day of each subsequent calendar quarter, in each case using the Exchange Rate for such currency in relation to US Dollars in effect on the date that is two Business Days prior to such date, as the case may be, and each such amount shall, except as provided in the last two sentences of this Section, be the US Dollar Equivalent of such Letter of Credit until the next required calculation thereof pursuant to this sentence. The Administrative Agent shall determine the US Dollar Equivalent of any Canadian Prime Rate Borrowing as of the date on which such Loan is requested and as of the last Business Day of each subsequent calendar quarter, in each case using the Exchange Rate for the applicable currency in relation to US Dollars in effect on the last Business Day of the calendar quarter preceding the date of such Borrowing or acceptance and purchase (or, if such Borrowing or acceptance and purchase occurs on the last Business Day of a calendar quarter, on such Business Day) and as of the last Business Day of such subsequent calendar quarter, as the case may be, and each such amount shall, except as provided in the last two sentences of this Section, be the US Dollar Equivalent of such Canadian Prime Rate Borrowing until the next required calculation thereof pursuant to this sentence. The Administrative Agent shall notify the Company and the Lenders of each calculation of the US Dollar Equivalent of each Borrowing. For purposes of Section 5.07, amounts in currencies other than US Dollars shall be translated into US Dollars at the currency exchange rates most recently used in preparing the Company's annual and quarterly financial statements. For purposes of any dollar basket limitation in Sections 5.08(e) and (g), Section 5.10(b) and Section 5.17, any amount of Indebtedness, Investment, or Lien in currencies other than US Dollars shall be translated into US Dollars at currency exchange rates in effect on the date of such determination, and such limitation or cap therein shall not be deemed to have been exceeded if such excess amount is solely as a result of currency fluctuations occurring after the time such Indebtedness, Investment or Lien is incurred or made.

SECTION 1.06.   Letter of Credit Amounts. Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the stated amount of such Letter of Credit in effect at such time; provided, however, that with respect to any Letter of Credit that, by its terms or the terms of any letter of credit application or any other document, agreement or instrument entered into by the applicable Issuing Bank and any Borrower in respect of such Letter of Credit, provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time.

ARTICLE II

The Credits

SECTION 2.01.   Commitments. (%3) Subject to the terms and conditions set forth herein, each (%5) US Dollar Tranche Revolving Lender agrees to make US Dollar Tranche Revolving Loans denominated in US Dollars to the Company, LOHLP, MFE and any Additional Borrower borrowing in US Dollars, (%5) Multicurrency Tranche Revolving Lender agrees to make Multicurrency Tranche Revolving Loans denominated in US Dollars to the Company, LOHLP, MFE and any Additional Borrower borrowing in US Dollars, (%5) Multicurrency Tranche Revolving Lender agrees to make Multicurrency Tranche Revolving Loans denominated in Canadian Dollars to CRHC, (%5) Multicurrency Tranche Revolving Lender agrees to make Multicurrency Tranche Revolving Loans denominated in Pounds Sterling to VSUK, (%5) Multicurrency Tranche Revolving Lender agrees to make Multicurrency Tranche Revolving Loans denominated in any other Permitted Foreign Currency with respect to the Multicurrency Tranche Revolving Commitments to the applicable Borrower, and (vi) Lenders of any other Class agree to make Loans of such Class to the applicable Borrower in any Permitted Foreign Currency permitted with respect to such Class (or, if permitted under such Class of Commitments, in US Dollars) in each case from time to time during the Availability Period in an aggregate principal amount that (after giving effect to the making of such Revolving Loans and any other Loans being made or Letters of Credit being issued on the same date and any concurrent repayment of Loans and reimbursement of LC Disbursements) will not result in (A) such Lender's Revolving Credit Exposure exceeding such Lender's Commitment, (B) the sum of the total Revolving Credit Exposures plus the aggregate principal amount of outstanding Competitive Loans exceeding the total Revolving Commitments, (C) the sum of the total US Dollar Tranche Revolving Exposures plus the aggregate principal amount of outstanding Competitive Loans made by US Dollar Tranche Revolving Lenders exceeding the total US Dollar Tranche Revolving Commitments, (D) the sum of the total Multicurrency Tranche Revolving Exposures plus the aggregate principal amount of outstanding Competitive Loans made by Multicurrency Tranche Revolving Lenders exceeding the total Multicurrency Tranche Revolving Commitments, (E) the sum of the total Multicurrency Tranche Revolving Exposures plus the aggregate principal amount of outstanding Competitive Loans made by Multicurrency Tranche Revolving Lenders in each case denominated in Canadian Dollars exceeding CAD100,000,000 or such greater amount resulting from an increase pursuant to Section 2.08(d), (F) the sum of the total Multicurrency Tranche Revolving Exposures plus the aggregate principal amount of outstanding Competitive Loans made by Multicurrency Tranche Revolving Lenders in each case denominated in Pounds Sterling exceeding £50,000,000 or such greater amount resulting from an increase pursuant to Section 2.08(d), (G) the sum of the total Multicurrency Tranche Revolving Exposures plus the aggregate principal amount of outstanding Competitive Loans made by Multicurrency Tranche Revolving Lenders in each case denominated in any other Permitted Foreign Currency exceeding the amount set forth in the applicable effective Additional Currency Agreement or such greater amount resulting from an increase pursuant to Section 2.08(d), (H) the sum of the total Revolving Exposures of such Class plus the aggregate principal amount of outstanding Competitive Loans of such Class exceeding the total Commitments of such Class and (I) the sum of the total Revolving Exposures of such Class plus the aggregate principal amount of Competitive Loans of such Class, in each case denominated in any Permitted Foreign Currency with respect to such Class, exceeding any limitation set forth in the applicable Incremental Facility Agreement, Local Facility Amendment or Additional Currency Agreement.

(a)   Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrowers may borrow, prepay and reborrow Revolving Loans.

SECTION 2.02.   Loans and Borrowings. (%3)Each Revolving Loan shall be made as part of a Borrowing consisting of Revolving Loans of the same Class, Type and currency made by the Lenders ratably in accordance with their respective Commitments of the applicable Class. Each Competitive Loan shall be made in accordance with the procedures set forth in Section 2.04. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender's failure to make Loans as required.

(a)   Subject to Section 2.13, (i) each Revolving Borrowing denominated in US Dollars shall be comprised entirely of ABR Loans or Eurodollar Loans as the applicable Borrowers may request in accordance herewith, (ii) each Revolving Borrowing denominated in Canadian Dollars shall be comprised entirely of Canadian Prime Loans or CDOR Rate Loans as the applicable Borrowers may request in accordance herewith, (iii) each Revolving Borrowing denominated in Pounds Sterling shall be comprised entirely of Eurodollar Loans and (iv) each Revolving Borrowing denominated in any other Permitted Foreign Currency shall be comprised entirely of Eurodollar Loans or of Loans of such other Type as set forth in the applicable effective Additional Currency Agreement, Incremental Facility Agreement or Local Facility Amendment. Each Lender at its option may make any Loan or issue any Letter of Credit by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan or issue such Letter of Credit; provided that any exercise of such option shall not affect the obligation of the applicable Borrower to repay such Loan in accordance with the terms of this Agreement.

(b)   At the commencement of each Interest Period for any Eurodollar or CDOR Rate Revolving Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of $1,000,000 and not less than $5,000,000 (or in the case of Revolving Loans denominated in Canadian Dollars, an integral multiple of CAD1,000,000 and not less than CAD5,000,000, in the case of Revolving Loans denominated in Pounds Sterling, an integral multiple of £1,000,000 and not less than £3,000,000 or, in the case of any Revolving Loans denominated in any other Permitted Foreign Currency, in such minimum amounts and multiples as shall be set forth in the applicable effective Additional Currency Agreement, Incremental Facility Agreement or Local Facility Amendment). At the time that each ABR or Canadian Prime Rate Revolving Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of $1,000,000 and not less than $5,000,000 (or in the case of Revolving Loans denominated in Canadian Dollars, an integral multiple of CAD1,000,000 and not less than CAD5,000,000); provided that an ABR or Canadian Prime Rate Revolving Borrowing may be in an aggregate amount that is equal to the entire unused balance of the US Dollar Tranche Revolving Commitments or Multicurrency Tranche Revolving Commitments, as applicable, or in an aggregate amount that is required to finance the reimbursement of an LC Disbursement as contemplated by Section 2.05(e) or to provide cash collateral as contemplated by Section 2.19. Each Competitive Loan shall be in an aggregate amount that is an integral multiple of $1,000,000 and not less than $5,000,000 (or in the case of Competitive Loans denominated in Canadian Dollars, an integral multiple of CAD1,000,000 and not less than CAD5,000,000, in the case of Competitive Loans denominated in Pounds Sterling, an integral multiple of £1,000,000 and not less than £3,000,000 or, in the case of any Revolving Loans denominated in any other Permitted Foreign Currency, in such minimum amounts and multiples as shall be set forth in the applicable effective Additional Currency Agreement, Incremental Facility Agreement or Local Facility Amendment). Borrowings of more than one Class or Type may be outstanding at the same time; provided that there shall not at any time be more than a total of 12 Eurodollar or CDOR Rate Revolving Borrowings outstanding.

SECTION 2.03.   Requests for Revolving Borrowings. To request a Revolving Borrowing, the applicable Borrower shall notify the Administrative Agent of such request by telephone (a) in the case of a Eurodollar (not denominated in Pounds Sterling) or CDOR Rate Borrowing, not later than 11:00 a.m., New York City time, three Business Days before the date of the proposed Borrowing, (b) in the case of a Eurodollar Borrowing denominated in Pounds Sterling, not later than 11:00 a.m., London time, three Business Days before the date of the proposed Borrowing and (c) in the case of an ABR or Canadian Prime Rate Borrowing, not later than 11:00 a.m., New York City time, on the date of the proposed Borrowing. Each such telephonic Borrowing Request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Administrative Agent of a written Borrowing Request in a form approved by the Administrative Agent and signed by the applicable Borrower. Each such telephonic and written Borrowing Request shall specify the following information in compliance with Section 2.02:

> (i) the name of the applicable Borrower;

> (ii) whether such Borrowing is to be a US Dollar Tranche Revolving Borrowing, a Multicurrency Tranche Revolving Borrowing or a Borrowing of another Class;

> (iii)the currency in which such Borrowing is to be denominated (which shall be a currency in which the requesting Borrower is entitled to make Borrowings under this Agreement);

> (iv)the aggregate amount (expressed in the currency in which such Borrowing is to be denominated) of the requested Borrowing;

> (v) the date of such Borrowing, which shall be a Business Day;

> (vi)whether such Borrowing is to be an ABR, Canadian Prime Rate, Eurodollar or CDOR Rate Borrowing;

> (vii)   in the case of a Eurodollar or CDOR Rate Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term "Interest Period"; and

> (viii)   the location and number of the applicable Borrower's account to which funds are to be disbursed, which shall comply with the requirements of Section 2.06.

If no election as to the Type of Revolving Borrowing is specified, then the requested Revolving Borrowing shall be (i) in the case of a Revolving Loan denominated in US Dollars, an ABR Borrowing, (ii) in the case of a Revolving Loan denominated in Canadian Dollars, a Canadian Prime Rate Borrowing, (iii) in the case of a Revolving Loan denominated in Pounds Sterling, a Eurodollar Loan and (iv) in the case of a

Revolving Loan denominated in any other Permitted Foreign Currency, a Eurodollar Loan or a Loan of such other Type as set forth in the applicable effective Additional Currency Agreement. If no Interest Period is specified with respect to any requested Eurodollar or CDOR Rate Revolving Borrowing, then the applicable Borrower shall be deemed to have selected an Interest Period of one month's duration. Promptly following receipt of a Borrowing Request in accordance with this Section, the Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender's Loan to be made as part of the requested Borrowing.

SECTION 2.04. Competitive Bid Procedure. (%3) Subject to the terms and conditions set forth herein, from time to time during the Availability Period a Borrower may request Competitive Bids and may (but shall not have any obligation to) accept Competitive Bids and borrow Competitive Loans; provided that after giving effect to the borrowing of such Competitive Loans and any other Loans being made or Letters of Credit being issued on the same date and any concurrent repayment of Loans and reimbursement of LC Disbursements (i) each Lender's Revolving Credit Exposure shall not exceed such Lender's Commitment, (ii) the sum of the total Revolving Credit Exposures plus the aggregate principal amount of outstanding Competitive Loans shall not exceed the total Revolving Commitments, (iii) the sum of the total US Dollar Tranche Revolving Exposures plus the aggregate principal amount of outstanding Competitive Loans made by US Dollar Tranche Revolving Lenders shall not exceed the total US Dollar Tranche Revolving Commitments, (iv) the sum of the total Multicurrency Tranche Revolving Exposures plus the aggregate principal amount of outstanding Competitive Loans made by Multicurrency Tranche Revolving Lenders shall not exceed the total Multicurrency Tranche Revolving Commitments, (v) the sum of the total Multicurrency Tranche Revolving Exposures plus the aggregate principal amount of outstanding Competitive Loans made by Multicurrency Tranche Revolving Lenders in each case denominated in Canadian Dollars shall not exceed CAD100,000,000 or such greater amount resulting from an increase pursuant to Section 2.08(d), (vi) the sum of the total Multicurrency Tranche Revolving Exposures plus the aggregate principal amount of outstanding Competitive Loans made by Multicurrency Tranche Revolving Lenders in each case denominated in Pounds Sterling shall not exceed £50,000,000 or such greater amount resulting from an increase pursuant to Section 2.08(d), (vii) the sum of the total Multicurrency Tranche Revolving Exposures plus the aggregate principal amount of outstanding Competitive Loans made by Multicurrency Tranche Revolving Lenders in each case denominated in any other Permitted Foreign Currency shall not exceed the amount set forth in the applicable effective Additional Currency Agreement or such greater amount resulting from an increase pursuant to Section 2.08(d), (viii) the sum of the total Revolving Exposures of such Class plus the aggregate principal amount of outstanding Competitive Loans of such Class shall not exceed the total Commitments of such Class and (ix) the sum of the total Revolving Exposures of such Class plus the aggregate principal amount of Competitive Loans of such Class, in each case denominated in any Permitted Foreign Currency with respect to such Class shall not exceed any limitation set forth in the applicable Incremental Facility Agreement, Local Facility Amendment or Additional Currency Agreement. To request Competitive Bids, the requesting Borrower shall notify the Administrative Agent of such request by telephone, (a) in the case of a Eurodollar (not denominated in Pounds Sterling) or CDOR Rate Borrowing, not later than 11:00 a.m., New York City time, four Business Days before the date of the proposed Borrowing, (b) in the case of a Eurodollar Borrowing denominated in Pounds Sterling, not later than 11:00 a.m., London time, four Business Days before the date of the proposed Borrowing and (c) in the case of a Fixed Rate Borrowing, not later than 10:00 a.m., New York City time, one Business Day before the date of the proposed Borrowing; provided that the Borrowers may submit up to (but not more than) five Competitive Bid Requests on the same day, but a Competitive Bid Request shall not be made within three Business Days after the date of any previous Competitive Bid Request, unless any and all such previous Competitive Bid Requests shall have been withdrawn or all Competitive Bids received in response thereto rejected. Each such telephonic Competitive Bid Request shall be confirmed promptly by hand delivery or telecopy to the Administrative Agent of a written Competitive Bid Request in a form approved by the Administrative Agent and signed by the Borrower. Each such telephonic and written Competitive Bid Request shall specify the following information in compliance with Section 2.02:

(i) the name of the applicable Borrower;

(ii) the currency in which such requested Borrowing is to be denominated, which shall be US Dollars, Canadian Dollars, Pounds Sterling or other Permitted Foreign Currency;

(iii) the aggregate amount (expressed in the currency in which such requested Borrowing is to be denominated) of the requested Borrowing;

(iv) the date of such Borrowing, which shall be a Business Day;

(v) whether such Borrowing is to be a Eurodollar or CDOR Rate Borrowing or a Fixed Rate Borrowing;

(vi) the Interest Period to be applicable to such Borrowing, which shall be a period contemplated by the definition of the term "Interest Period"; and

(vii) the location and number of the Borrower's account to which funds are to be disbursed, which shall comply with the requirements of Section 2.07.

Promptly following receipt of a Competitive Bid Request in accordance with this Section, the Administrative Agent shall notify the Lenders of the details thereof by telecopy, inviting the Lenders to submit Competitive Bids.

(b) Each Lender may (but shall not have any obligation to) make one or more Competitive Bids to the applicable Borrower in response to a Competitive Bid Request. Each Competitive Bid by a Lender must be in a form approved by the

Administrative Agent and must be received by the Administrative Agent by telecopy, (x) in the case of a Eurodollar or CDOR Rate Competitive Loan, not later than 9:30 a.m., New York City time, three Business Days before the proposed date of such Competitive Loan and (y) in the case of a Fixed Rate Borrowing, not later than 9:30 a.m., New York City time, on the proposed date of such Competitive Loan. Competitive Bids that do not conform substantially to the form approved by the Administrative Agent may be rejected by the Administrative Agent, and the Administrative Agent shall notify the applicable Lender as promptly as practicable. Each Competitive Bid shall specify (i) the principal amount (which shall be a minimum of $5,000,000 and an integral multiple of $1,000,000 (or if denominated in Canadian Dollars, a minimum of CAD5,000,000 and an integral multiple of CAD1,000,000, if denominated in Pounds Sterling, a minimum of £3,000,000 and an integral multiple of £1,000,000 or, if denominated in any other Permitted Foreign Currency, in such minimum amount and multiples as shall be set forth in the applicable effective Additional Currency Agreement, Incremental Facility Agreement or Local Facility Amendment) and which may equal the entire principal amount of the Competitive Loan requested by the Borrower) of the Competitive Loan or Loans that the Lender is willing to make, (ii) the Competitive Bid Rate or Rates at which the Lender is prepared to make such Loan or Loans (expressed as a percentage rate per annum in the form of a decimal to no more than four decimal places) and (iii) the Interest Period applicable to each such Loan and the last day thereof.

(c)   The Administrative Agent shall promptly notify the Borrower by telecopy of the Competitive Bid Rate and the principal amount specified in each Competitive Bid and the identity of the Lender that shall have made such Competitive Bid.

(d)   Subject only to the provisions of this paragraph, the requesting Borrower may accept or reject any Competitive Bid. The requesting Borrower shall notify the Administrative Agent by telephone, confirmed by telecopy in a form approved by the Administrative Agent, whether and to what extent it has decided to accept or reject each Competitive Bid, (x) in the case of a Eurodollar or CDOR Rate Competitive Loan, not later than 10:30 a.m., New York City time, three Business Days before the date of the proposed Competitive Loan and (y) in the case of a Fixed Rate Borrowing, not later than 10:30 a.m., New York City time, on the proposed date of the Competitive Loan; provided that (i) the failure of the requesting Borrower to give such notice shall be deemed to be a rejection of each Competitive Bid, (ii) the requesting Borrower shall not accept a Competitive Bid made at a particular Competitive Bid Rate if the requesting Borrower rejects a Competitive Bid made at a lower Competitive Bid Rate, (iii) the aggregate amount of the Competitive Bids accepted by the requesting Borrower shall not exceed the aggregate amount of the requested Competitive Loan specified in the related Competitive Bid Request, (iv) to the extent necessary to comply with clause (iii) above, the requesting Borrower may accept Competitive Bids at the same Competitive Bid Rate in part, which acceptance, in the case of multiple Competitive Bids at such Competitive Bid Rate, shall be made pro rata in accordance with the amount of each such Competitive Bid, and (v) except pursuant to clause (iv) above, no Competitive Bid shall be accepted for a

Competitive Loan unless such Competitive Loan is in a minimum principal amount of $5,000,000 and an integral multiple of $1,000,000 (or in the case of Competitive Loans denominated in Canadian Dollars, a minimum principal amount of CAD5,000,000 and an integral multiple of CAD1,000,000, in the case of Competitive Loans denominated in Pounds Sterling, a minimum principal amount of £3,000,000 and an integral multiple of £1,000,000 or, in the case of Competitive Loans denominated in any other Permitted Foreign Currency, the amount of the multiple set forth in the applicable effective Additional Currency Agreement, Incremental Facility Agreement or Local Facility Agreement); provided further that if a Competitive Loan must be in an amount less than $5,000,000 (or, if denominated in Canadian Dollars, less than CAD5,000,000, if denominated in Pounds Sterling, less than £3,000,000 or, if denominated in any other Permitted Foreign Currency, less than the minimum amount set forth in the applicable effective Additional Currency Agreement, Incremental Facility Agreement or Local Facility Amendment) because of the provisions of clause (iv) above, such Competitive Loan may be for a minimum of $1,000,000 (or, if denominated in Canadian Dollars, CAD1,000,000, if denominated in Pounds Sterling, £1,000,000 or if denominated in any other Permitted Foreign Currency, the amount of the multiple set forth in the applicable effective Additional Currency Agreement, Incremental Facility Agreement or Local Facility Agreement) or any integral multiple thereof, and in calculating the pro rata allocation of acceptances of portions of multiple Competitive Bids at a particular Competitive Bid Rate pursuant to clause (iv) the amounts shall be rounded to integral multiples of $1,000,000 (or, if denominated in Canadian Dollars, CAD1,000,000, if denominated in Pounds Sterling, £1,000,000 or, if denominated in any other Permitted Foreign Currency, the amount of the multiple set forth in the applicable effective Additional Currency Agreement, Incremental Facility Agreement or Local Facility Agreement) in a manner determined by the requesting Borrower. A notice given by the requesting Borrower pursuant to this paragraph shall be irrevocable.

(e)   The Administrative Agent shall promptly notify each bidding Lender by telecopy whether or not its Competitive Bid has been accepted (and, if so, the amount and Competitive Bid Rate so accepted), and each successful bidder will thereupon become bound, subject to the terms and conditions hereof, to make the Competitive Loan in respect of which its Competitive Bid has been accepted.

(f)   If the Administrative Agent shall elect to submit a Competitive Bid in its capacity as a Lender, it shall submit such Competitive Bid directly to the requesting Borrower at least one quarter of an hour earlier than the time by which the other Lenders are required to submit their Competitive Bids to the Administrative Agent pursuant to paragraph (b) of this Section.

SECTION 2.05.   Letters of Credit. (%3) General. Subject to the terms and conditions set forth herein, a Borrower may request the issuance of Letters of Credit of any Class that provides for the issuance of Letters of Credit, in a form reasonably acceptable to the Administrative Agent and the applicable Issuing Bank, at any time and from time to time during the Availability Period, which Letter of Credit may be denominated in (w) in the case of the Company, LOHLP and MFE, US Dollars, (x) in the case of CRHC, Canadian Dollars, (y) in the case of VSUK, Pounds Sterling and (z) in the case of any Borrower of any Class, a Permitted Foreign Currency in respect of such Class. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by the applicable Borrower to, or entered into by the applicable Borrower with, an Issuing Bank relating to any Letter of Credit, the terms and conditions of this Agreement shall control. The parties hereto acknowledge and agree that (i) Letters of Credit may be issued to support obligations of Subsidiaries of the Borrowers as well as the Borrowers; (ii) Letters of Credit issued to support obligations of a Subsidiary may state that they are issued for such Subsidiary's account, and the applicable Borrower hereby acknowledges that the issuance of Letters of Credit for the account of its Subsidiaries inures to the benefit of such Borrower, and that such Borrower's business derives substantial benefits from the businesses of such Subsidiaries; and (iii) regardless of any such statement in any Letter of Credit, the applicable Borrower is the "account party" in respect of all Letters of Credit issued at its request and will be responsible for reimbursement of LC Disbursements as provided herein. Notwithstanding anything to the contrary contained in this Agreement, it is understood and agreed that, except as separately agreed between such Issuing Bank and the applicable Borrower, no Issuing Bank shall have an obligation hereunder to issue any Letter of Credit.

(a) Notice of Issuance, Amendment, Renewal, Extension; Certain Conditions. To request the issuance of a Letter of Credit of any Class (or the amendment, renewal or extension of an outstanding Letter of Credit of any Class), the applicable Borrower shall hand deliver or telecopy (or transmit by electronic communication, if arrangements for doing so have been approved by the relevant Issuing Bank) to the relevant Issuing Bank and the Administrative Agent (reasonably in advance of the requested date of issuance, amendment, renewal or extension) a notice requesting the issuance of a Letter of Credit of such Class, or identifying the Letter of Credit of such Class to be amended, renewed or extended, and specifying the name of the requesting Borrower, the date of issuance, amendment, renewal or extension (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with paragraph (c) of this Section), the Class and amount of such Letter of Credit, the currency in which such Letter of Credit shall be denominated (which shall be a currency in which the requesting Borrower is entitled to make Borrowings of such Class under this Agreement), the name and address of the beneficiary thereof and such other information as shall be necessary to prepare, amend, renew or extend such Letter of Credit. If requested by the relevant Issuing Bank, the applicable Borrower also shall submit a letter of credit application on such Issuing Bank's standard form in connection with any request for a Letter of Credit. A Letter of Credit shall be issued, amended, renewed or extended only if (and upon issuance, amendment, renewal or extension of each Letter of Credit the applicable Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension (i) the LC Exposure shall not exceed $500,000,000, (ii) no Lender's Revolving Credit Exposure of the applicable Class shall exceed its Commitment of such Class, (iii) the sum of the total Multicurrency Tranche

Revolving Exposures plus the aggregate principal amount of outstanding Competitive Loans made by Multicurrency Tranche Revolving Lenders shall not exceed the total Multicurrency Tranche Revolving Commitments, (iv) the sum of the total Multicurrency Tranche Revolving Exposures plus the aggregate principal amount of outstanding Competitive Loans made by Multicurrency Tranche Revolving Lenders in each case denominated in Canadian Dollars shall not exceed CAD100,000,000 or such greater amount resulting from an increase pursuant to Section 2.08(d), (v) the sum of the total Multicurrency Tranche Revolving Exposures plus the aggregate principal amount of outstanding Competitive Loans made by Multicurrency Tranche Revolving Lenders in each case denominated in Pounds Sterling shall not exceed £50,000,000 or such greater amount resulting from an increase pursuant to Section 2.08(d), (vi) the sum of the total Multicurrency Tranche Revolving Exposures plus the aggregate principal amount of outstanding Competitive Loans made by Multicurrency Tranche Revolving Lenders in each case denominated in any other Permitted Foreign Currency shall not exceed the amount set forth in the applicable effective Additional Currency Agreement or such greater amount resulting from an increase pursuant to Section 2.08(d), (vii) the sum of the total Revolving Exposures of such Class plus the aggregate principal amount of outstanding Competitive Loans of such Class shall not exceed the total Commitments of such Class and (H) the sum of the total Revolving Exposures of such Class plus the aggregate principal amount of Competitive Loans of such Class, in each case denominated in any Permitted Foreign Currency with respect to such Class, shall not exceed any limitation set forth in the applicable Incremental Facility Agreement, Local Facility Amendment or Additional Currency Agreement.

(b)   Expiration Date. Each Letter of Credit shall expire at or prior to the close of business on the earlier of (i) the date one year after the date of the issuance of such Letter of Credit (or, in the case of any renewal or extension thereof, one year after such renewal or extension); provided that a Letter of Credit may be subject to customary "evergreen" provisions pursuant to which the expiration date thereof shall be automatically extended for a period of up to one year (subject to clause (ii) of this sentence) unless notice to the contrary shall have been given by any Issuing Bank in respect thereof by a specified date, and (ii) the date that is five Business Days prior to the Maturity Date.

(c)   Participations. By the issuance of a Letter of Credit of any Class (or an amendment to a Letter of Credit of any Class increasing the amount thereof) and without any further action on the part of the relevant Issuing Bank or the Lenders of such Class, such Issuing Bank hereby grants to each Lender of such Class, and each Lender of such Class hereby acquires from such Issuing Bank, a participation in such Letter of Credit equal to such Lender's Applicable Percentage with respect to such Class of the aggregate amount available to be drawn under such Letter of Credit, subject to any LC Exposure Reallocation. In consideration and in furtherance of the foregoing, each Lender of any Class hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of such Issuing Bank, such Lender's Applicable Percentage in respect of such Class of each LC Disbursement made by such Issuing Bank in respect of a Letter of Credit of such Class and not reimbursed by the applicable Borrower on the date due as provided in paragraph (e) of this Section, or of any reimbursement payment required to be refunded to the applicable Borrower for any reason, subject to any LC Exposure Reallocation. Each Lender of any applicable Class acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of Letters of Credit of such Class is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any such Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

(d)   Reimbursement. Upon receipt from the beneficiary of any Letter of Credit of any Class of any notice of a drawing under such Letter of Credit, the Issuing Bank shall notify the Company, the applicable Borrower and the Administrative Agent thereof. The applicable Borrower shall reimburse such LC Disbursement by paying to the Administrative Agent an amount equal to such LC Disbursement in the currency in which such LC Disbursement was made not later than 12:00 noon, New York City time, in the case of LC Disbursements made in US Dollars or Canadian Dollars, on the next Business Day after the date that the applicable Borrower shall have received notice of such LC Disbursement, or in the case of LC Disbursements made in Pounds Sterling or any other Permitted Foreign Currency, within three Business Days after the date that the applicable Borrower shall have received notice of such LC Disbursement; provided that the applicable Borrower may, subject to the conditions to borrowing set forth herein, request in accordance with Section 2.03 that such payment be financed with, (i) in the case of LC Disbursements made in US Dollars or Canadian Dollars, an ABR or Canadian Prime Rate Revolving Borrowing of the applicable Class in an equivalent amount, and, to the extent so financed, the applicable Borrower's obligation to make such payment shall be discharged and replaced by the resulting ABR or Canadian Prime Rate Revolving Borrowing and (ii) in the case of LC Disbursements made in Pounds Sterling or any other Permitted Foreign Currency, a Loan of the applicable Type and Class in an equivalent amount, and, to the extent so financed, the applicable Borrower's obligation to make such payment shall be discharged and replaced by the resulting Borrowing. If the applicable Borrower fails to make such payment when due, the Administrative Agent shall notify each Lender of the applicable Class of the applicable LC Disbursement, the payment then due from the applicable Borrower in respect thereof and such Lender's Applicable Percentage thereof (subject to any LC Exposure Reallocation). Promptly following receipt of such notice, each Lender of the applicable Class shall pay to the Administrative Agent its Applicable Percentage (subject to any LC Exposure Reallocation) of the payment then due from the applicable Borrower, in the same manner as provided in Section 2.06 with respect to Loans made by such Lender and in the applicable currency (and Section 2.06 shall apply, mutatis mutandis, to the payment obligations of the Lenders) and within the same timeframe as provided after a request for a Revolving Borrowing in Section 2.03, and the Administrative Agent shall promptly pay such Issuing Bank the amounts so received by it from the Lenders of such Class. Promptly following receipt by the Administrative Agent of any payment from the applicable Borrower pursuant to this paragraph, the Administrative Agent shall distribute such payment to such Issuing Bank or, to the extent that Lenders of the applicable Class have made payments pursuant to this paragraph to reimburse such Issuing Bank, then to such Lenders and such Issuing Bank as their interests may appear. Any payment made by a Lender pursuant to this paragraph to reimburse such Issuing Bank for any LC Disbursement (other than the funding of ABR, Canadian Prime Rate or other Types of Revolving Loans as contemplated above) shall not constitute a Loan and shall not relieve the applicable Borrower of its obligation to reimburse such LC Disbursement.

(e)   Obligations Absolute. The applicable Borrower's obligation to reimburse LC Disbursements as provided in paragraph (e) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or any other term or provision in this Agreement, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by any Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, the applicable Borrower's obligations hereunder. Neither the Administrative Agent, the Lenders nor any Issuing Bank, nor any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of any Issuing Bank; provided that the foregoing shall not be construed to excuse any Issuing Bank from liability to the applicable Borrower to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by the applicable Borrower to the extent permitted by applicable law) suffered by the applicable Borrower that are caused by such Issuing Bank's failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof or such Issuing Bank's failure to make an LC Disbursement under a Letter of Credit upon presentation to it of documents strictly complying with such Letter of Credit. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of any Issuing Bank (as finally determined by a court of competent jurisdiction), such Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, such Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(f)   Disbursement Procedures. Any Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit. Such Issuing Bank shall promptly notify the Administrative Agent and the applicable Borrower by telephone (confirmed by telecopy) of such demand for payment and whether such Issuing Bank has made or will make an LC Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve the Borrower of its obligation to reimburse such Issuing Bank and the applicable Lenders with respect to any such LC Disbursement.

(g)   Interim Interest. If any Issuing Bank shall make any LC Disbursement, then, unless the applicable Borrower shall reimburse such LC Disbursement in full on the later of (i) the date when such LC Disbursement is made and (ii) the date upon which the Borrower receives notice of such LC Disbursement pursuant to paragraph (g) above (such later date, the "Interest Commencement Date"), the unpaid amount thereof shall bear interest, for each day from and including the Interest Commencement Date to but excluding the date that reimbursement of such LC Disbursement is due pursuant to paragraph (e) of this Section at the rate provided in Section 2.12(a) with respect to (w) in the case of LC Disbursements denominated in US Dollars, ABR Revolving Loans, (x) in the case of LC Disbursements denominated in Canadian Dollars, Canadian Prime Rate Revolving Loans, (y) in the case of LC Disbursements denominated in Pounds Sterling, Eurodollar Loans and (z) in the case of LC Disbursements denominated in any other Permitted Foreign Currency, Eurodollar Loans or Loans of such other Type as set forth in the applicable effective Additional Currency Agreement, Incremental Facility Agreement or Local Facility Amendment and, if not so reimbursed on the date due pursuant to such paragraph (e), then from and including such date so due to but excluding the date that the Borrower reimburses such LC Disbursement, at the rate provided in Section 2.12(e) with respect to such Revolving Loans. Interest accrued pursuant to this paragraph shall be for the account of such Issuing Bank, except that interest accrued on and after the date of payment by any Lender pursuant to paragraph (e) of this Section, to reimburse such Issuing Bank shall be for the account of such Lender to the extent of such payment.

(h)   Replacement of an Issuing Bank. Any Issuing Bank may be replaced at any time by written agreement among the Company and the successor Issuing Bank. The Company shall notify the Administrative Agent, the replaced Issuing Bank and the Lenders of any such replacement of any Issuing Bank. At the time any such replacement shall become effective, the applicable Borrowers shall pay all unpaid fees payable by the applicable Borrowers that have accrued for the account of any replaced Issuing Bank pursuant to Section 2.11(b). From and after the effective date of any such replacement, (i) the successor Issuing Bank shall have all the rights and obligations of an

Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter and (ii) references herein to the term "Issuing Bank" shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require. After the replacement of any Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

(i)   Cash Collateralization. If any Event of Default shall occur and be continuing, on the Business Day that the Company receives notice from the Administrative Agent or a majority in interest of the Lenders (or, if the maturity of the Loans has been accelerated, Lenders with LC Exposure representing greater than 50% of the total LC Exposure) demanding the deposit of cash collateral pursuant to this paragraph, each applicable Borrower shall deposit in an account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Lenders of each applicable Class, an amount in cash equal to the portion of the LC Exposure attributable to outstanding Letters of Credit of such Class issued for the account of such Borrower as of such date plus any accrued and unpaid interest thereon, which shall be deposited in the applicable currencies; provided that the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to the Borrowers described in clause (e) of Section 6.01. The applicable Borrower also shall deposit cash collateral pursuant to this paragraph as and to the extent required by Section 2.19(a). Each such deposit shall be held by the Administrative Agent as collateral for the payment and performance of the obligations of such Borrower under this Agreement. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the applicable Borrower's risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall (i) in the case of cash collateral deposited pursuant to the first sentence of this Section 2.05(j), accumulate in such account and (ii) in the case of cash collateral deposited pursuant to Section 2.19(a), be remitted to the applicable Borrower promptly by the Administrative Agent unless an Event of Default has occurred and is continuing. Cash collateral deposited by any Borrower pursuant to the first sentence of this Section 2.05(j) (and interest and profits in respect thereof accumulated in such account pursuant to clause (i) of the preceding sentence) shall be applied by the Administrative Agent to reimburse any Issuing Bank for LC Disbursements in respect of Letters of Credit of the applicable Class issued for the account of such Borrower for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of such Borrower for the LC Exposure relating to Letters of Credit of such Class issued for the account of such Borrower that are outstanding at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of Lenders with LC Exposure representing greater than 50% of the total LC Exposure and, in the case of cash collateral required by Section 2.19(a), the consent of the Issuing Banks with outstanding Letters of Credit), be applied to satisfy other obligations of such Borrower under this Agreement. Cash collateral deposited pursuant to Section 2.19(a) in respect of any Lender that is a Defaulting Lender shall be applied by the Administrative Agent to such Defaulting Lender's Applicable Percentage in respect of the applicable Class of any LC Disbursements of such Class for which it has not been reimbursed. If any Borrower is required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default or pursuant to Section 2.19(a), such amount (to the extent not applied as aforesaid) shall be returned to such Borrower within three Business Days after all Events of Default have been cured or waived or such amount is no longer required in order to comply with Section 2.19(a) (and no Event of Default has occurred and is continuing), as applicable.

(j) Applicability of ISP and UCP; Limitation of Liability. Unless otherwise expressly agreed by the applicable Issuing Bank when a Letter of Credit is issued (i) the rules of the ISP shall apply to each Letter of Credit that is a standby Letter of Credit, and (ii) the rules of the UCP shall apply to each Letter of Credit that is a commercial Letter of Credit. Notwithstanding the foregoing, the applicable Issuing Bank shall not be responsible to any Borrower for, and the Issuing Bank's rights and remedies against the Borrowers shall not be impaired by, any action or inaction of such Issuing Bank with respect to its obligations under a Letter of Credit expressly required under any law, order, or practice that is expressly required to be applied to such Letter of Credit, including the law of a jurisdiction, or any order of a Governmental Authority of a jurisdiction, where the Issuing Bank or the beneficiary of such Letter of Credit is located, the practice stated in the ISP or UCP, as applicable, or, unless expressly provided otherwise by the terms of such Letter of Credit, the decisions, opinions, practice statements, or official commentary of the ICC Banking Commission, the Bankers Association for Finance and Trade (BAFT), or the Institute of International Banking Law & Practice applicable to letters of credit of the same type as such Letter of Credit, whether or not any Letter of Credit expressly provides that it is governed by such law or practice.

SECTION 2.06.   Funding of Borrowings. (%3) Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds (%5) in the case of Eurodollar Loans, CDOR Rate Loans and ABR Loans by 12:00 noon, New York City time and (%5) in the case of Canadian Prime Rate loans, 3:00 p.m., New York City time, to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders. The Administrative Agent will make such Loans available to the applicable Borrower by promptly crediting the amounts so received, in like funds, to an account of the applicable Borrower maintained with the Administrative Agent in New York City and designated by the applicable Borrower in the applicable Borrowing Request or Competitive Bid Request; provided that ABR, Canadian Prime Rate or other Types of Revolving Loans made to finance the reimbursement of an LC Disbursement as provided in Section 2.05(e) shall be remitted by the Administrative Agent to the applicable Issuing Bank.

(a)   Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing (or, in the case of a Borrowing that is being made on same-day notice, prior to the time at which such Borrowing is required to be funded) that such Lender will not make available to the Administrative Agent such Lender's share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with paragraph (a) of this Section and may, in reliance upon such assumption, make available to the applicable Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the applicable Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the applicable Borrower to but excluding the date of payment to the Administrative Agent, at (i) in the case of such Lender, the greater of (A) (x) the Federal Funds Effective Rate in the case of Loans denominated in US Dollars and (y) the rate reasonably determined by the Administrative Agent to be the cost of funding such amount, in the case of Loans denominated in Canadian Dollars, Pounds Sterling or a Permitted Foreign Currency and (B) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation or (ii) in the case of the applicable Borrower, the greater of the interest rate applicable to the Loans of the other Lenders included in the applicable Borrowing and a rate determined by the Administrative Agent to equal its cost of funds for funding such amount. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender's Loan included in such Borrowing.

SECTION 2.07.   Interest Elections. (%3) Each Revolving Borrowing initially shall be of the Type specified in the applicable Borrowing Request and, in the case of a Eurodollar or CDOR Rate Revolving Borrowing, shall have an initial Interest Period as specified in such Borrowing Request. Thereafter, the applicable Borrower may elect to convert such Borrowing to a different Type (provided that Eurodollar Loans denominated in a Permitted Foreign Currency may not be converted into ABR Loans) or to continue such Borrowing and, in the case of a Eurodollar or CDOR Rate Revolving Borrowing, may elect Interest Periods therefor, all as provided in this Section. The applicable Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing. This Section shall not apply to Competitive Loans, which may not be converted or continued.

(a)   To make an election pursuant to this Section, the applicable Borrower shall notify the Administrative Agent of such election by telephone by the time that a Borrowing Request would be required under Section 2.03 if the Borrower were requesting a Revolving Borrowing of the Type resulting from such election to be made on the effective date of such election. Each such telephonic Interest Election Request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Administrative Agent of a written Interest Election Request in a form approved by the Administrative Agent and signed by the applicable Borrower. Notwithstanding any other provision of this Section, no Borrower may (i) change the currency of any Borrowing or (ii) elect an Interest Period that does not comply with Section 2.03.

(b)   Each telephonic and written Interest Election Request shall specify the following information in compliance with Section 2.02:

(i) the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii) the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii) whether the resulting Borrowing is to be an ABR or Canadian Prime Rate Borrowing or a Eurodollar or CDOR Rate Borrowing; and

(iv) if the resulting Borrowing is to be a Eurodollar or CDOR Rate Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term "Interest Period".

If any such Interest Election Request requests a Eurodollar or CDOR Rate Borrowing but does not specify an Interest Period, then the applicable Borrower shall be deemed to have selected an Interest Period of one month's duration.

(c)   Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each participating Lender of the applicable Class of the details thereof and of such Lender's portion of each resulting Borrowing.

(d)   If the applicable Borrower fails to deliver a timely Interest Election Request with respect to a Eurodollar or CDOR Rate Revolving Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall (A) be converted to (x) in the case of a Loan denominated in US Dollars, an ABR Borrowing and (y) in the case of a Loan denominated in Canadian Dollars, a Canadian Prime Rate Borrowing and (B) in the case of a Loan denominated in Pounds Sterling or a Permitted Foreign Currency not mentioned in this paragraph, become due and payable on the last day of such Interest Period.

SECTION 2.08.   Termination, Reduction and Increase of Commitments; Incremental Revolving Global Commitments. (%3) Unless previously terminated, the Commitments shall terminate on the Maturity Date.

(a)   The Company may at any time terminate, or from time to time reduce, the Commitments of any Class; provided that (i) each reduction of the Commitments of any Class shall be in an amount that is an integral multiple of $1,000,000 and not less than $5,000,000, (ii) the Company shall not terminate or reduce the US Dollar Tranche Revolving Commitments, the Multicurrency Tranche Revolving Commitments or the Commitments of any other Class if, after giving effect to any concurrent prepayment of the Loans in accordance with Section 2.10, the sum of the total US Dollar Tranche Revolving Exposures, Multicurrency Tranche Revolving Exposures or Revolving Exposures of any other Class, as applicable, would exceed the total US Dollar Tranche Revolving Commitments, the Multicurrency Tranche Revolving Commitments or the total Commitments of such Class, as applicable and (iii) the Company shall not terminate or reduce the Commitments if, after giving effect to any concurrent prepayment of the Loans in accordance with Section 2.10 and, if applicable, reimbursement of LC Disbursements in accordance with Section 2.05(e), the sum of the Revolving Credit Exposures plus the aggregate principal amount of outstanding Competitive Loans would exceed the total Commitments.

(b)   The Company shall notify the Administrative Agent of any election to terminate or reduce the Commitments of any Class under paragraph (b) of this Section at least three Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Promptly following receipt of any notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each notice delivered by the Company pursuant to this Section shall be irrevocable; provided that a notice of termination of the Commitments of any Class delivered by the Company may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by the Company (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Any termination or reduction of the Commitments of any Class shall be permanent. Each reduction of the Commitments of any Class (other than a termination of the Commitment of a Defaulting Lender pursuant to Section 2.18(c)) shall be made ratably among the Lenders in accordance with their respective Commitments of such Class.

(c)   So long as no Event of Default is continuing or would result therefrom, the Company may, by written notice to the Administrative Agent, executed by the Company and one or more financial institutions (any such financial institution referred to in this Section being called an "Increasing Lender"), which may include any Lender, as such Lender elects or declines in its sole discretion, cause Commitments of the Increasing Lenders of any Class to become effective (or, in the case of an Increasing Lender that is an existing Lender, cause its Commitment in respect of any Class to be increased, as the case may be) in an amount for each Increasing Lender set forth in such notice; provided that (i) the aggregate amount of all Commitments hereunder, after giving effect to new Commitments, increases in existing Commitments pursuant to this paragraph and all Incremental Revolving Global Commitments, shall not exceed $1,500,000,000, (ii) each Increasing Lender, if not already a Lender hereunder, shall be subject to the approval of the Administrative Agent (which approval shall not be unreasonably withheld) and (iii) each Increasing Lender, if not already a Lender hereunder, shall become a party to this Agreement by completing and delivering to the Administrative Agent a duly executed accession agreement in a form reasonably satisfactory to the Administrative Agent and the Company. New Commitments and increases in Commitments pursuant to this Section shall become effective on the date specified in the applicable notices delivered pursuant to this Section. Following any extension of a new Commitment in respect of any Class or increase of a Lender's Commitment in respect of any Class pursuant to this paragraph, any Revolving Loans of such Class outstanding prior to the effectiveness of such increase or extension shall continue outstanding until the ends of the respective Interest Periods applicable thereto, and shall then be repaid or refinanced with new Revolving Loans of such Class made pursuant to Section 2.01. Following any increase in the Commitments of any Class pursuant to this paragraph, the Company will use its reasonable best efforts to ensure that, to the extent there are outstanding Revolving Loans of such Class, each Lender's outstanding Revolving Loans of such Class will be in accordance with such Lender's pro rata portion of the Commitments of such Class. New commitments and any increases in the Commitment in respect of the Multicurrency Tranche pursuant to this Section 2.08(d) shall also result in an increase in the amount of the Total Revolving Credit Exposure and Competitive Loans that may be denominated in Canadian Dollars, Pounds Sterling and any other Permitted Foreign Currency as directed by the Company.

(d)   In addition, so long as no Event of Default is continuing or would result therefrom, the Company may on one or more occasions, by written notice to the Administrative Agent, request the establishment of Incremental Revolving Global Commitments; provided that (i) Incremental Revolving Loans are to be denominated only in a lawful foreign currency for which there is a publically available Exchange Rate and to which all applicable Incremental Lenders consent, and, if so desired, US Dollars, (ii) the aggregate amount of all the Incremental Revolving Global Commitments then being requested shall not be less than $25,000,000 and (iii) the aggregate amount of all Commitments hereunder, after giving effect to new Commitments pursuant to this paragraph and the immediately preceding paragraph (and any concurrent reduction in any Class of Commitments pursuant to Section 2.08(b)), shall not exceed $1,500,000,000. Each such notice shall specify (A) the date on which the Company proposes that the Incremental Revolving Global Commitments shall be effective, which shall be a date not less than 10 Business Days after the date on which such notice is delivered to the Administrative Agent, (B) the amount of, and the currencies available for Loans and Letters of Credit under, the Incremental Revolving Global Commitments being requested and (C) the Borrower(s) or Additional Borrower(s), as applicable (it being agreed that (x) any Lender approached to provide any Incremental Revolving Global Commitment may elect or decline, in its sole discretion, to provide such Incremental Revolving Global Commitment and (y) any Person that the Company proposes to become an Incremental Lender, if such Person is not then a Lender, must be an Eligible Assignee and must be approved by the Administrative Agent and each Issuing Bank in respect of the Class of such Incremental Revolving Global Commitments (such approval not to be unreasonably withheld)).

(e) The Incremental Revolving Global Commitments shall be effected pursuant to one or more Incremental Facility Agreements executed and delivered by the Company, each Incremental Lender providing such Incremental Revolving Global Commitments, each Issuing Bank designated therein to issue Letters of Credit under such Incremental Revolving Global Commitments and the Administrative Agent. Each Incremental Facility Agreement may, without the consent of any US Tranche Revolving or Multicurrency Tranche Revolving Lender, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the opinion of the Administrative Agent, to give effect to the provisions of this Section with respect to the Incremental Revolving Global Commitments. The Incremental Revolving Loans will have the terms and conditions substantially identical to the US Dollar Revolving Loans and the Multicurrency Tranche Revolving Loans (other than with respect to currencies, pricing and maturity) and will otherwise be on terms and subject to conditions satisfactory to the Administrative Agent.

(f) Each Incremental Facility Agreement shall specify the terms of the Incremental Revolving Loans to be made thereunder; provided that without the prior written consent of Lenders holding a majority in aggregate principal amount of then outstanding Loans, (i) the Incremental Revolving Loans shall mature no earlier than (and shall not require any mandatory commitment reductions prior to) the Maturity Date, (ii) the Incremental Revolving Loans shall be revolving in nature and shall constitute a separate tranche of Loans and (iii) if the interest rate spread applicable to any Incremental Revolving Loans denominated in US Dollars (which, for this purpose, shall be deemed to include all upfront or similar fees and any pricing "floor" applicable to the Incremental Revolving Loans, but excluding any underwriting, arrangement, structuring or similar fees that are not generally shared with the Lenders (collectively, "Upfront Payments"), in each case paid to the Incremental Lenders in respect of the Incremental Revolving Global Commitments) exceeds the interest rate spread applicable to Loans of another Class denominated in US Dollars (taking into account any Upfront Payments paid in respect of Loans of such other Classes) by more than 0.50%, then the interest rate spread applicable to the Loans of such other Class denominated in US Dollars shall be increased so it equals the interest rate applicable to such Incremental Revolving Loans less 0.50%.

SECTION 2.09. Repayment of Loans; Evidence of Indebtedness. (%3) The applicable Borrower hereby unconditionally promises to pay (i) to the Administrative Agent for the account of each Lender the then unpaid principal amount of each Revolving Loan on the Maturity Date and (ii) to the Administrative Agent for the account of each Lender that shall have made any Competitive Loan the then unpaid principal amount of each Competitive Loan of such Lender on the last day of the Interest Period applicable to such Loan.

(a)   Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the applicable Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(b)   The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Class and Type thereof and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the applicable Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender's share thereof.

(c)   The entries made in the accounts maintained pursuant to paragraph (b) or (c) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the applicable Borrower to repay the Loans in accordance with the terms of this Agreement.

(d)   Any Lender may request that Loans made by it be evidenced by a promissory note. In such event, the applicable Borrower shall prepare, execute and deliver to such Lender a promissory note payable to such Lender (and its registered assigns) and in a form approved by the Administrative Agent. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 8.04) be represented by one or more promissory notes in such form payable to the payee named therein (and its registered assigns).

SECTION 2.10.   Prepayment of Loans. (%3) The Borrowers shall have the right at any time and from time to time to prepay any Borrowing in whole or in part, subject to prior notice in accordance with paragraph (b) of this Section; provided that the Borrowers shall not have the right to prepay any Competitive Loan without the prior consent of the Lender thereof. In the event and on such occasion that (%5) the sum of the total US Dollar Tranche Revolving Exposures plus the aggregate principal amount of outstanding Competitive Loans made by US Dollar Tranche Revolving Lenders exceeds the total US Dollar Tranche Revolving Commitments, (%5) the sum of the total Multicurrency Tranche Revolving Exposures plus the aggregate principal amount of outstanding Competitive Loans made by Multicurrency Tranche Revolving Lenders exceeds the total Multicurrency Tranche Revolving Commitments or (iii) the sum of the total Revolving Exposures of any other Class plus the aggregate principal amount of Competitive Loans made by Lenders of such Class exceeds the total Commitments of such Class, the Company shall, on the third Business Day after notice thereof from the Administrative Agent has been delivered to the Company, prepay such outstanding Borrowing or Borrowings of the applicable Class as the Company may elect in an aggregate amount equal to the amount of such excess; provided that if the sum of the total Revolving Exposures of any Class plus the aggregate principal amount of outstanding

Competitive Loans made by Lenders of such Class exceeds the total Commitments of such Class solely as a result of currency fluctuations, the Company shall not be required to prepay the excess until such time as the total Revolving Exposures of such Class plus the amount of Competitive Loans made by Lenders of such Class exceeds 105% of the total Commitments of such Class, in which case such excess shall be paid on the third Business Day after notice from the Administrative Agent is delivered to the Company.

(a)   The applicable Borrower shall notify the Administrative Agent by telephone (confirmed by telecopy) of any prepayment hereunder (i) in the case of prepayment of a Eurodollar (not denominated in Pounds Sterling) or CDOR Rate Revolving Borrowing, not later than 11:00 a.m., New York City time, one Business Day before the date of prepayment, (ii) in the case of prepayment of a Eurodollar Revolving Borrowing denominated in Pounds Sterling, not later than 11:00 a.m., London time, one Business Day before the date of prepayment and (iii) in the case of prepayment of an ABR or Canadian Prime Rate Revolving Borrowing, not later than 11:00 a.m., New York City time, on the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid and the applicable currency of such Borrowing; provided that, if a notice of prepayment is given in connection with a conditional notice of termination of the Commitments as contemplated by Section 2.08, then such notice of prepayment may be revoked if such notice of termination is revoked in accordance with Section 2.08. Promptly following receipt of any such notice relating to a Revolving Borrowing, the Administrative Agent shall advise the participating Lenders of the contents thereof. Each partial prepayment of any Revolving Borrowing shall be in an amount that would be permitted in the case of an advance of a Revolving Borrowing of the same Class and Type as provided in Section 2.02. Each prepayment of a Revolving Borrowing (other than a prepayment of the Loans of a Defaulting Lender pursuant to Section 2.18(c)) shall be applied ratably to the Loans included in the prepaid Borrowing. Prepayments shall be accompanied by accrued interest to the extent required by Section 2.12.

SECTION 2.11.   Fees. (%3) The Company agrees to pay to the Administrative Agent for the account of each Lender a commitment fee in US Dollars, which shall accrue at the Applicable Rate on the daily unused amount of the Commitment of such Lender during the period from and including the Restatement Effective Date to but excluding the date on which such Commitment terminates. Accrued commitment fees shall be payable in arrears on the last day of March, June, September and December of each year and on the Maturity Date, commencing on the first such date to occur after the date hereof. All commitment fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). For purposes of computing commitment fees, the Commitment of a Lender shall be deemed to be used to the extent of the outstanding Revolving Loans and LC Exposure of such Lender (and the outstanding Competitive Loans of such Lender shall be disregarded for such purpose).

(a)   Each Borrower agrees to pay (i) to the Administrative Agent for the account of each Lender of any Class a participation fee with respect to its participations in Letters of Credit of such Class issued for the account of such Borrower, which shall accrue at the Applicable Rate on the daily amount of the LC Exposure of such Class (excluding any portion thereof attributable to unreimbursed LC Disbursements of such Class) during the period from and including the Restatement Effective Date to but excluding the later of the date on which such Lender's Commitment of such Class terminates and the date on which such Lender ceases to have any LC Exposure of such Class, and (ii) to the relevant Issuing Bank a fronting fee, which shall accrue at the rate or rates per annum separately agreed upon between the applicable Borrower and such Issuing Bank on the daily amount of the portion of the LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) attributable to outstanding Letters of Credit issued by such Issuing Bank for the account of such Borrower during the period from and including the Restatement Effective Date to but excluding the later of the date of termination of the Commitments and the date on which there ceases to be any LC Exposure in respect of Letters of Credit issued for the account of such Borrower, as well as such Issuing Bank's standard fees with respect to the issuance, amendment, renewal or extension of any Letter of Credit or processing of drawings thereunder. Participation and fronting fees accrued through and including the last day of March, June, September and December of each year shall be payable on the third Business Day following such last day, commencing on the first such date to occur after the Restatement Effective Date; provided that all such fees shall be payable on the date on which the Commitments terminate and any such fees accruing after the date on which the Commitments terminate shall be payable on demand. Any other fees payable by any Borrower to any Issuing Bank pursuant to this paragraph shall be payable within 10 days after demand. All participation and fronting fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). In addition to the fees referred to above, each Issuing Bank (i) may collect customary drawing fees from beneficiaries of Letters of Credit issued by it and (ii) may require that Letters of Credit issued by it contain customary provisions for such drawing fees.

(b)   The Company agrees to pay to the Administrative Agent, for its own account and for the account of the initial Lenders, fees in the amounts and at the times separately agreed upon between the Company and the Administrative Agent.

(c)   All fees payable by the Borrowers hereunder shall be paid in US Dollars on the dates due, in immediately available funds, to the Administrative Agent (or to the relevant Issuing Bank, in the case of fees payable by the Borrowers to it) for distribution to the parties entitled thereto. Fees paid by the Borrowers shall not be refundable under any circumstances.

SECTION 2.12.   Interest. (%3) The Loans comprising each ABR Borrowing shall bear interest at the Alternate Base Rate plus the Applicable Rate.

(a)   The Loans comprising each Canadian Prime Rate Borrowing shall bear interest at the Canadian Prime Rate plus the Applicable Rate.

(b)   The Loans comprising each CDOR Rate Borrowing shall bear interest (i) in the case of a CDOR Rate Revolving Loan, at the CDOR Rate for the Interest Period in effect for such Borrowing plus the Applicable Rate or (ii) in the case of a CDOR Rate Competitive Loan, at the CDOR Rate for the Interest Period in effect for such Borrowing plus (or minus, if applicable) the Margin applicable to such Loan.

(c)   The Loans comprising each Eurodollar Borrowing shall bear interest (i) in the case of a Eurodollar Revolving Loan, at the LIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Rate or (ii) in the case of a Eurodollar Competitive Loan, at the LIBO Rate for the Interest Period in effect for such Borrowing plus (or minus, as applicable) the Margin applicable to such Loan.

(d)   Each Fixed Rate Loan shall bear interest at the Fixed Rate applicable to such Loan.

(e)   Notwithstanding the foregoing, if any principal of or interest on any Loan or any fee or other amount payable by the applicable Borrower hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to (i) in the case of overdue principal of any Loan, 2% plus the rate otherwise applicable to such Loan as provided in the preceding paragraphs of this Section or (ii) in the case of any other amount, 2% plus the rate applicable to ABR Loans as provided in paragraph (a) of this Section.

(f)   (i) For so long as any Lender maintains reserves against "Eurocurrency liabilities" (or any other category of liabilities which includes deposits by reference to which the interest rate on Eurodollar Revolving Loans is determined or any category of extensions of credit or other assets which includes loans by a non‑United States office of any Lender to United States residents), and as a result the cost to such Lender (or its lending office for Eurodollar Revolving Loans) of making or maintaining its Eurodollar Revolving Loans is increased, then such Lender may require the applicable Borrower to pay, contemporaneously with each payment of interest on any Eurodollar Revolving Loan of such Lender, additional interest on such Eurodollar Revolving Loan for the Interest Period of such Eurodollar Revolving Loan at a rate per annum up to but not exceeding the excess of (A) (x) the applicable LIBO Rate divided by (y) one minus the Statutory Reserve Percentage over (B) the rate specified in the preceding clause (x).

(ii) Any Lender wishing to require payment of additional interest (x) shall so notify the applicable Borrower and the Administrative Agent, in which case such additional interest on the Eurodollar Revolving Loans of such Lender shall be payable to such Lender at the place indicated in such notice with respect to each Interest Period commencing at least three Business Days after the giving of such notice and (y) shall furnish to the applicable Borrower at least five Business Days prior to each date on which interest is payable on the Eurodollar Revolving Loans an officer's certificate setting forth the amount to which such Lender is then entitled under this Section (which shall be consistent with such Lender's good-faith estimate of the level at which the related reserves are maintained by it). Each such certificate shall be accompanied by such information as the applicable Borrower may reasonably request as to the computation set forth therein.

(g)   Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan and, in the case of Revolving Loans, upon termination of the Commitments; <u>provided</u> that (i) interest accrued pursuant to paragraph (d) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan (other than a prepayment of an ABR or Canadian Prime Rate Revolving Loan prior to the end of the Availability Period), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any Eurodollar or CDOR Rate Revolving Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.

(h)   All interest hereunder shall be computed on the basis of a year of 360 days, except that (i) interest on Borrowings denominated in Pounds Sterling, (ii) interest computed by reference to the Alternate Base Rate at times when the Alternate Base Rate is based on the Prime Rate and (iii) interest on Borrowings denominated in Canadian Dollars shall each be computed on the basis of a year of 365 days (or, in the case of ABR Borrowings and Canadian Dollar Borrowings, 366 days in a leap year), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Alternate Base Rate, Canadian Prime Rate, CDOR Rate, or LIBO Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

(i)   For purposes of disclosure pursuant to the *Interest Act* (Canada), the annual rates of interest or fees to which the rates of interest or fees provided in this Agreement and the other Loan Documents (and stated herein or therein, as applicable, to be computed on the basis of 360 days or any other period of time less than a calendar year) are equivalent are the rates so determined multiplied by the actual number of days in the applicable calendar year and divided by 360 or such other period of time, respectively.

(j)   If any provision of this Agreement or of any of the other Loan Documents would obligate any Canadian Loan Party to make any payment of interest or other amount payable to the Lenders in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Lenders of interest at a criminal rate (as such terms are construed under the *Criminal Code* (Canada)) then, notwithstanding such provisions, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Lenders of interest at a criminal rate, such adjustment to be effected, to the extent necessary, as follows: (1) firstly, by reducing the amount or rate of interest required to be paid to the Lenders under this Section, and (2) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to the Lenders which would constitute "interest" for purposes of Section 347 of the *Criminal Code* (Canada). Notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, if the Lenders shall have received an amount in excess of the maximum permitted by that section of the *Criminal Code* (Canada), the Canadian Loan Parties shall be entitled, by notice in writing to the Administrative Agent, to obtain reimbursement from the Lenders in an amount equal to such excess and, pending such reimbursement, such amount shall be deemed to be an amount payable by the Lenders to the Borrower. Any amount or rate of interest referred to in this Section shall be determined in accordance with generally accepted actuarial practices and principles as an effective annual rate of interest over the term that the applicable Loan remains outstanding on the assumption that any charges, fees or expenses that fall within the meaning of "interest" (as defined in the *Criminal Code* (Canada)) shall, if they relate to a specific period of time, be pro-rated over that period of time and otherwise be pro-rated over the period from the closing date to the Maturity Date and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Administrative Agent shall be conclusive for the purposes of such determination.

SECTION 2.13. Alternate Rate of Interest. If prior to the commencement of any Interest Period for a Eurodollar or CDOR Rate Borrowing:

(a) the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the CDOR Rate or LIBO Rate for such Interest Period; or

(b) the Administrative Agent is advised by Lenders holding a majority of the Commitments (or in the case of a Eurodollar or CDOR Rate Competitive Loan, the Lender that is required to make such Loan) that the CDOR Rate or LIBO Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders (or Lender) of making or maintaining their Loans (or its Loan) included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrowers and the Lenders by telephone or telecopy as promptly as practicable thereafter, but not later than 10:00 a.m. (New York City time) on the first day of such Interest Period, and, until the Administrative Agent notifies the Borrowers and the Lenders that the circumstances giving rise to such notice no longer exist, (i) any Interest Election Request that requests the conversion of any Revolving Borrowing to, or continuation of any Revolving Borrowing as, a Eurodollar or CDOR Rate Borrowing shall be ineffective and (ii) if any Borrowing Request requests a Eurodollar or CDOR Rate Revolving Borrowing, then, unless the Borrower notifies the Administrative Agent by 12:00 noon (New York City time) on the date of such Borrowing that it elects not to borrow on such date, such

Borrowing shall be made (x) if such Borrowing is denominated in US Dollars or Canadian Dollars, as an ABR or Canadian Prime Rate Borrowing as applicable, and (y) if such Borrowing is denominated in Pounds Sterling, as a Borrowing bearing interest at such rate as the Lenders and the Company may agree adequately reflects the costs to the Lenders of making or maintaining their Loans (or, absent such agreement, shall be repaid as of the last day of the current interest period applicable thereto) and (iii) any request by the Borrower for a Eurodollar or CDOR Rate Competitive Loan shall be ineffective; provided that if the circumstances giving rise to such notice do not affect all of the Lenders, then requests by the Borrower for Eurodollar or CDOR Rate Competitive Loans may be made to Lenders that are not affected thereby.

SECTION 2.14.   Increased Costs. (a) If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender (except any such reserve requirement reflected in the Statutory Reserve Percentage) or any Issuing Bank; or

(ii) impose on any Lender or any Issuing Bank or the London or Canadian interbank market any other condition affecting this Agreement or Eurodollar or CDOR Rate Loans made by such Lender or any Letter of Credit or participation therein (other than an imposition or change in Indemnified Taxes, Other Taxes or Excluded Taxes, or any Change in Law relating to capital or liquidity requirements or the rate of return on capital, with respect to which Section 2.16 and paragraph (b) of this Section, respectively, shall apply);

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining, or reduce the amount receivable by any Lender with respect to, any Eurodollar or CDOR Rate Loan (or of maintaining its obligation to make any such Loan) or to increase the cost to such Lender or such Issuing Bank of participating in, issuing or maintaining any Letter of Credit, then the Company will pay to such Lender or such Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or such Issuing Bank, as the case may be, for such additional costs incurred or reduction suffered.

(b)   If any Lender or any Issuing Bank determines that any Change in Law regarding capital requirements has or would have the effect of reducing the rate of return on such Lender's or such Issuing Bank's capital or on the capital of such Lender's or such Issuing Bank's holding company, if any, as a consequence of this Agreement or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by such Issuing Bank, to a level below that which such Lender or such Issuing Bank or such Lender's or such Issuing Bank's holding company could have achieved but for such Change in Law (taking into consideration such Lender's or such Issuing Bank's policies and the policies of such Lender's or such Issuing Bank's holding company with respect to capital adequacy), then from time to time the Company will pay to such Lender or such Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or such Issuing Bank or such Lender's or such Issuing Bank's holding company for any such reduction suffered.

(c)   A certificate of a Lender or an Issuing Bank setting forth the amount or amounts necessary to compensate such Lender or such Issuing Bank or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section shall be delivered to the Company and shall be conclusive absent manifest error. The Company shall pay such Lender or such Issuing Bank, as the case may be, the amount shown as due on any such certificate within 15 days after receipt thereof.

(d)   Failure or delay on the part of any Lender or any Issuing Bank to demand compensation pursuant to this Section shall not constitute a waiver of such Lender's or such Issuing Bank's right to demand such compensation; provided that the Company shall not be required to compensate a Lender or an Issuing Bank pursuant to this Section for any increased costs or reductions incurred more than 180 days prior to the date that such Lender or such Issuing Bank, as the case may be, notifies the Company of the Change in Law giving rise to such increased costs or reductions and of such Lender's or such Issuing Bank's intention to claim compensation therefor; provided further that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

(e)   Notwithstanding the foregoing provisions of this Section, a Lender shall not be entitled to compensation pursuant to this Section in respect of any Competitive Loan if the Change in Law that would otherwise entitle it to such compensation shall have been publicly announced prior to submission of the Competitive Bid pursuant to which such Loan was made.

SECTION 2.15.   Break Funding Payments. In the event of (a) the payment of any principal of any Eurodollar or CDOR Rate Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any Eurodollar or CDOR Rate Loan other than on the last day of the Interest Period applicable thereto, (c) the failure to borrow, convert, continue or prepay any Eurodollar or CDOR Rate Revolving Loan on the date specified in any notice delivered pursuant hereto (regardless of whether such notice may be revoked under Section 2.10(b) and is revoked in accordance therewith), (d) the failure to borrow any Competitive Loan after accepting the Competitive Bid to make such Loan or (e) the assignment of any Eurodollar or CDOR Rate Loan or Fixed Rate Loan other than on the last day of the Interest Period applicable thereto as a result of a request by a Borrower pursuant to Section 2.18, then, in any such event, the applicable Borrower shall compensate each Lender for the loss, cost and expense attributable to such event which, in the reasonable judgment of such Lender, such Lender (or an existing or prospective participant in a related Loan) incurred, including any loss incurred in obtaining, liquidating or employing deposits from third parties, but excluding loss of margin for the period after any such payment. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the applicable Borrowers and shall be conclusive absent manifest error. The applicable Borrower shall pay such Lender the amount shown as due on any such certificate within 15 days after receipt thereof.

SECTION 2.16.   Taxes. (%3) Each payment by any Loan Party under any Loan Document shall be made without withholding for any Taxes, unless such withholding is required by any law. If any Withholding Agent determines, in its sole discretion exercised in good faith, that it is so required to withhold Taxes, then such Withholding Agent may so withhold and shall timely pay the full amount of withheld Taxes to the relevant Governmental Authority in accordance with applicable law. If such Taxes are Indemnified Taxes, then the amount payable by such Loan Party shall be increased as necessary so that, net of such withholding (including such withholding applicable to additional amounts payable under this Section), the applicable Recipient receives the amount it would have received had no such withholding been made.

(a)   In addition, the Loan Parties shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

(b)   The Loan Parties shall jointly and severally indemnify each Recipient within 15 days after written demand therefor, for the full amount of any Indemnified Taxes paid by such Recipient on or with respect to any payment by or on account of any obligation of the Loan Parties hereunder (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority; provided, that the Loan Parties shall not be obligated to make payment to such Recipient for penalties, interest or expenses attributable to the gross negligence or willful misconduct of such Recipient. A certificate as to the amount of such payment or liability delivered to the applicable Loan Party by a Recipient, or by the Administrative Agent on behalf of another Recipient, shall be conclusive absent manifest error.

(c)   Each Lender shall severally indemnify the Administrative Agent, within 10 days after written demand therefor, for the full amount of any Taxes (but, in the case of any Indemnified Taxes, only to the extent that the Loan Parties have not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so) attributable to such Lender that are paid or payable by the Administrative Agent in connection with any Loan Document and any reasonable expenses arising therefrom or with respect thereto, whether or not such Excluded Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate setting forth and explaining in reasonable detail the amount of such payment or liability delivered to a Lender by the Administrative Agent shall be conclusive absent manifest error.

(d)   As soon as practicable after any payment of Indemnified Taxes or Other Taxes by a Loan Party to a Governmental Authority, the Company shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e)   (%6) Any Foreign Lender that is entitled to an exemption from, or reduction of withholding Tax under the law of the United States of America, or any treaty to which the United States of America is a party, with respect to payments under this Agreement or any other Loan Document shall deliver to the Company (with a copy to the Administrative Agent), on or prior to the date of this Agreement (or, in the case of any Lender that becomes a party to this Agreement pursuant to an Assignment and Assumption) either (a) two properly executed originals of Form W-8ECI or Form W-8BEN or Form W-8BEN-E, as applicable (or any successor forms) prescribed by the IRS or other documents satisfactory to the Company and the Administrative Agent, as the case may be, certifying (i) that all payments to be made to such Foreign Lender under the Loan Documents are exempt from United States withholding Taxes because such payments are effectively connected with the conduct by such Lender of a trade or business within the United States and are included in such Lender's gross income or (ii) that all payments to be made to such Foreign Lender under the Loan Documents are completely exempt from Taxes or are subject to such Taxes at a reduced rate by an applicable Tax treaty, (b)(i) a certificate executed by such Lender certifying that such Lender is not a "bank" within the meaning of Section 881(c)(3)(A) of the Code and that such Lender qualifies for the portfolio interest exemption under Section 881(c) of the Code, and (ii) two properly executed originals of IRS Form W-8BEN or Form W-8BEN-E, as applicable (or any successor form) or (c) in the case of a Foreign Lender that is not the beneficial owner of payments made under this Agreement (including a partnership or a participating Lender) (i) an IRS Form W-8IMY on behalf of itself and (ii) the relevant forms prescribed in this paragraph (f)(A) that would be required of each such beneficial owner or partner of such partnership if such beneficial owner or partner were a Lender; provided, however, that if the Lender is a partnership and one or more of its partners are claiming the exemption for portfolio interest under Section 881(c) of the Code, such Lender may provide a certificate described in clause (b)(i) on behalf of such partners, in each case, certifying such Lender's entitlement to an exemption from, or reduction of, United States Withholding Tax with respect to payments of interest to be made hereunder or under this Agreement or any other Loan Document. In the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party, the IRS Form W-8BEN or Form W-8BEN-E, as applicable, shall (x) with respect to payments of interest under the Loan Documents, establish an exemption from U.S. federal Withholding Tax pursuant to the "interest" article of such tax treaty and (y) with respect to any other applicable payments under the Loan Documents, establish an exemption from U.S. federal withholding Tax pursuant to the "business profits" or "other income" article of such tax treaty. Each Lender that is not a Foreign Lender shall deliver to the Company (with a copy to the Administrative Agent) two properly executed originals IRS Form W-9 (or any successor form). Each Lender agrees (but only to the extent it is legally entitled to do so) to provide the Company (with a copy to the Administrative Agent) with new forms prescribed by the IRS upon the expiration or obsolescence of any previously delivered form, after the occurrence of any event requiring a change in the most recent forms delivered by it to the Company and the Administrative Agent, or at any other time reasonably requested by Company.

(A)   If a payment made to a Lender under any Loan Document would be subject to U.S. Federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Withholding Agent, at the time or times prescribed by law and at such time or times reasonably requested by the Withholding Agent, such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Withholding Agent as may be necessary for the Withholding Agent to comply with its obligations under FATCA, to determine that such Lender has or has not complied with such Lender's obligations under FATCA and, as necessary, to determine the amount to deduct and withhold from such payment. Solely for purposes of this Section 2.16(f)(B), "FATCA" shall include any amendments made to FATCA after the date of this Agreement.

(B)   Any Lender that is entitled to an exemption from, or reduction of withholding Tax under the laws of a country other than the United States of America, or any treaty to which such country is a party, with respect to payments under this Agreement or any other Loan Document shall deliver to the Company (with a copy to the Administrative Agent), at the time or times reasonably requested by the Company or the Administrative Agent, (A) such properly completed and duly executed documentation prescribed by applicable laws as will permit the Company or the Administrative Agent, as the case may be, to establish such Lender's entitlement to any available exemption from, or reduction of, applicable Taxes (other than United States Taxes), and (B) such other documentation and reasonably requested information as will permit the Company or the Administrative Agent, as the case may be, to determine, if applicable, the required rate of withholding or deduction for any applicable Taxes and any required information reporting requirements, in each case, in respect of any payments to be made to such Lender pursuant to any Loan Document. The completion, execution and submission of any documentation contemplated by this Section 2.16(f)(C) shall not be required if in the Lender's judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender. Each Lender shall deliver to the Company and the Administrative Agent two further original copies of any previously delivered form or certification (or any applicable successor form) on or before the date that any such form or certification expires or becomes obsolete or inaccurate and promptly after the occurrence of any event requiring a change in the most recent form previously delivered by it to the Company or the Administrative Agent, or promptly notify the Company and the Administrative Agent that it is unable to do so. Each Lender shall promptly notify the Administrative Agent at any time it determines that it is no longer in a position to provide any previously delivered form or certification under this Section 2.16(f)(C) to the Company or the Administrative Agent. Notwithstanding any other provision of this Section 2.16(f)(C), a Lender or Agent shall not be required to deliver any form pursuant to this Section 2.16(f)(C) that it is not legally able to deliver.

(f)   If the Administrative Agent or a Lender determines, in its sole discretion, that it has received a refund of any Taxes as to which it has been indemnified by a Loan Party or with respect to which a Loan Party has paid additional amounts pursuant to this Section, it shall pay over such refund to the Loan Party (but only to the extent of indemnity payments made, or additional amounts paid, by the Loan Party under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses of the Administrative Agent or such Lender and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided, that the Loan Party, upon the request of the Administrative Agent or such Lender, agrees to repay the amount paid over to the Loan Party (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender in the event the Administrative Agent or such Lender is required to repay such refund to such Governmental Authority. This Section shall not be construed to require the Administrative Agent or any Lender to make available its tax returns (or any other information relating to its taxes which it deems confidential) to the Loan Party or any other Person.

(g)   <u>VAT</u>.

(i) All amounts set out or expressed in a Loan Document to be payable by any party to any Recipient that (in whole or in part) constitute the consideration for a supply for VAT purposes shall, except as otherwise agreed by such Recipient, be deemed to be exclusive of any VAT that is chargeable on such supply. Subject to paragraph (ii) below, if VAT is or becomes chargeable on any supply made by any Recipient to any party under a Loan Document, such party shall pay to such Recipient (in addition to and at the same time as paying any other consideration for such supply), an amount equal to the amount of such VAT (and such Recipient shall have delivered to such party an invoice complying with the applicable legal requirements) unless such party is obligated by law to account directly to the applicable Governmental Authority for such VAT.

(ii) If VAT is or becomes chargeable on any supply made by the Administrative Agent or any Lender (the "VAT Supplier") to any other Lender (the "VAT Recipient") under a Loan Document, and any party other than the VAT Recipient (the "VAT Relevant Party") is required by the terms of any Loan Document to pay an amount equal to the consideration for that supply to the VAT Supplier (rather than being required to reimburse or indemnify the VAT Recipient in respect of that consideration) (x) (where the VAT Supplier is the Person required to account to the relevant tax authority for the VAT) the VAT Relevant Party shall also pay to the VAT Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The VAT Recipient shall (where the immediately foregoing clause (x) applies) promptly pay to the VAT Relevant Party an amount equal to any credit or repayment the VAT Recipient receives from the relevant Governmental Authority which the VAT Recipient reasonably determines relates to the VAT chargeable on that supply and (y) (where the VAT Recipient is the Person required to account to the relevant Governmental Authority for the VAT) the VAT Relevant Party shall promptly, following demand from the VAT Recipient, pay to the VAT Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the VAT Recipient reasonably determines that it is not entitled to credit or repayment from the relevant Governmental Authority in respect of that VAT.

(iii) Where a Loan Document requires any party to reimburse or indemnify any Recipient for any cost or expense, such party shall reimburse or indemnify (as the case may be) such Recipient for the full amount of such cost or expense, including such part thereof as represents VAT, except to the extent that such Recipient reasonably determines that it, or any company of its group, is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(iv) Any reference in paragraph (i) to (ii) above to any party shall, at any time when such party is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the representative member of such group at such time (the term "representative member" to have the same meaning as in the Value Added Tax Act 1994) or otherwise to a person treated as making or (as appropriate) receiving the supply under the grouping rules provided for in Article 11 of the council directive 2006/112/EEC on the common system of value added tax.

(v) In relation to any supply made by a Recipient to any party under a Loan Document, if reasonably requested by such Recipient, such party must promptly provide such Recipient with details of such party's VAT registration and such other information as is reasonably requested in connection with such Recipient's VAT reporting requirements in relation to such supply.

(h)   (i) Each Lender that is entitled to an exemption from or reduction of withholding tax on interest payable by the UK Borrower under any applicable double taxation treaty to which the United Kingdom is a party, and that holds a passport number under the HMRC Double Taxation Treaty Passport scheme and wishes that scheme to apply to this Agreement and the other Loan Documents, shall include an indication to that effect by including its HMRC Double Taxation Treaty Passport scheme reference number in such Lender's Administrative Questionnaire and its jurisdiction of tax residence (or otherwise provide the scheme reference number and its jurisdiction of tax residence to the

Administrative Agent and the Company, for the benefit of the UK Borrower) and subject to paragraph (i)(iii) below, having so provided its HMRC Double Taxation Treaty Passport scheme reference number shall be under no further obligation pursuant to Section 2.16(f) in respect of the UK Borrower.

(ii) Where a Lender includes the indication described in paragraph (i)(i) above, the UK Borrower shall file a duly completed form DTTP2 with respect to each such Lender with HMRC within the later of 30 days of the date such Lender becomes a Lender hereunder and 30 Business Days before the first interest payment is due from the UK Borrower to that Lender, and shall promptly provide such Lender with a copy of that filing. No Borrower shall file a form DTTP2 or file any other form relating to the HMRC Double Taxation Treaty Passport scheme unless a Lender has provided its scheme reference number and its jurisdiction of tax residence in accordance with paragraph (i)(i) above or such Lender otherwise agrees.

(iii) If a Lender has confirmed its scheme reference number and its jurisdiction of tax residence in accordance with paragraph (i)(i) above and the UK Borrower has not filed a duly completed form DTTP2 in respect of such Lender or the UK Borrower has filed a duly completed DTTP2 in respect of such Lender but (y) the form DTTP2 has been rejected by HMRC or (z) HMRC has not given the UK Borrower authority to make payments to such Lender without withholding or deduction on account of Tax within 60 days of the date of the UK Borrower filed a duly completed DTTP2 in respect of such Lender and, in the case of clause (y) or (z), the UK Borrower has notified such Lender thereof in writing, such Lender and the UK Borrower shall co-operate in completing any additional procedural formalities necessary for the UK Borrower to obtain authorization to make that payment without any withholding or deduction on account of Tax.

SECTION 2.17. Payments Generally; Pro Rata Treatment; Sharing of Set-offs. (%3) Each Borrower shall make each payment required to be made by it hereunder (whether of principal, interest, fees or reimbursement of LC Disbursements, or of amounts payable under Section 2.14, 2.15 or 2.16, or otherwise) on the date when due, in immediately available funds, without set‑off or counterclaim, and each Borrower agrees to instruct its bank which will be transmitting such funds with respect to such payments not later than 10:00 A.M. (New York City time) on the date when due. All such payments shall be made to the Administrative Agent at its offices at 270 Park Avenue, New York, New York, except payments to be made directly to an Issuing Bank as expressly provided herein and except that payments pursuant to Sections 2.14, 2.15, 2.16 and 8.03 shall be made directly to the Persons entitled thereto. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. Payments of principal and interest on any Loan shall be in the currency in which such Loan is denominated. Reimbursement of LC Disbursement and interest thereon shall be paid in the currency in which such LC Disbursement was made. All other payments hereunder shall be made in US Dollars.

(a)   If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, unreimbursed LC Disbursements, interest and fees then due from an applicable Borrower hereunder, such funds shall be applied (i) first, towards payment of interest and fees then due from such Borrower hereunder, ratably among the parties entitled thereto in accordance with the amounts of such interest and fees then due to such parties by such Borrower, and (ii) second, towards payment of principal and unreimbursed LC Disbursements then due from such Borrower hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal and unreimbursed LC Disbursements then due to such parties by such Borrower.

(b)   If any Lender shall, by exercising any right of set‑off or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its (i) US Dollar Tranche Revolving Loans, (ii) Multicurrency Tranche Revolving Loans or participations in LC Disbursements in respect of Multicurrency Tranche Letters of Credit or (iii) Revolving Loans or participations in LC Disbursements of any other Class resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its (i) US Dollar Tranche Revolving Loans, (ii) Multicurrency Tranche Revolving Loans and participations in LC Disbursements in respect of Multicurrency Tranche Letters of Credit or (iii) Revolving Loans or participations in LC Disbursements of any other Class and, in each case, accrued interest thereon than the proportion received by any other Lender of the applicable Class, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the (i) US Dollar Tranche Revolving Loans, (ii) Multicurrency Tranche Revolving Loans and participations in LC Disbursements in respect of Multicurrency Tranche Letters of Credit or (iii) Revolving Loans or participations in LC Disbursements of any other Class of other Lenders of the applicable Class to the extent necessary so that the benefit of all such payments shall be shared by the Lenders of the applicable Class ratably in accordance with the aggregate amount of principal of and accrued interest on their respective (i) US Dollar Tranche Revolving Loans, (ii) Multicurrency Tranche Revolving Loans and participations in LC Disbursements in respect of Multicurrency Tranche Letters of Credit or (iii) Revolving Loans or participations in LC Disbursements of any other Class; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by a Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in LC Disbursements to any assignee or participant, other than to the Company or any Subsidiary or Affiliate thereof (as to which the provisions of this paragraph shall apply). The Borrowers consent to the foregoing and agree, to the extent they may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrowers rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrowers in the amount of such participation.

(c)   Unless the Administrative Agent shall have received notice from the applicable Borrower prior to the date on which any payment is due to the Administrative Agent for the account of any Lenders or any Issuing Bank hereunder that such Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the applicable Lenders or such Issuing Bank, as the case may be, the amount due. In such event, if such Borrower has not in fact made such payment, then each of the applicable Lenders or such Issuing Bank, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or such Issuing Bank with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of (A) (x) the Federal Funds Effective Rate in the case of Loans denominated in US Dollars and (y) the rate reasonably determined by the Administrative Agent to be the cost of funding such amount, in the case of Loans denominated in Canadian Dollars, Pounds Sterling or a Permitted Foreign Currency and (B) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

(d)   If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.05(d) or (e), 2.06(b) or 2.17(d), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender's obligations under such Sections until all such unsatisfied obligations are fully paid.

SECTION 2.18.   Mitigation Obligations; Replacement of Lenders. (%3) If any Lender requests compensation under Section 2.14 or 2.21, or additional interest under Section 2.12(g) or if a Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.16 or 2.21 (other than VAT or amounts which would not have arisen but for any Borrower's failure to comply with Section 2.16(i)), then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.12(g), 2.14, 2.16 or 2.21 (other than VAT or amounts which would not have arisen but for any Borrower's failure to comply with Section 2.16(i)), as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The applicable Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(a)   If any Lender requests compensation under Section 2.14 or 2.21, or additional interest under Section 2.12(g), or if a Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.16 (other than VAT or amounts which would not have arisen but for any Borrower's failure to comply with Section 2.16(i)), or if any Lender becomes a Defaulting Lender, then the Company may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 8.04), all its interests, rights and obligations under this Agreement (other than any outstanding Competitive Loans held by it) to an Eligible Assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (i) the Company shall have received the prior written consent of the Administrative Agent (and, if a Commitment is being assigned, the Issuing Banks), which consents shall not unreasonably be withheld, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans (other than Competitive Loans) and participations in LC Disbursements, accrued interest thereon, accrued fees and all other amounts, in each case payable to it by the applicable Borrower hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the applicable Borrower (in the case of all other amounts) and (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.14 or 2.21, additional interest under Section 2.12(g) or payments required to be made pursuant to Section 2.16 or 2.21 (other than VAT or amounts which would not have arisen but for any Borrower's failure to comply with Section 2.16(i)), such assignment will result in a material reduction in such compensation or payments. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the applicable Borrower to require such assignment and delegation cease to apply.

(b)   If any Lender becomes a Defaulting Lender, then, and at any time thereafter while such Lender continues to be a Defaulting Lender, the Company may, in its sole discretion, terminate the Commitment of such Lender and prepay all Loans of such Lender then outstanding, together with interest thereon to the date of such prepayment; provided that such termination and prepayment shall be permitted only if, after giving effect thereto (including the adjustment of Revolving Credit Exposures of the Lenders to give effect to the allocation of LC Exposure in accordance with the Applicable Percentages of the Lenders after giving effect thereto), no Lender's Revolving Credit Exposure shall exceed its Commitment.

(c)   In connection with any proposed amendment, modification or waiver of or with respect to any provision of this Agreement (a "Proposed Change") requiring the consent of all Lenders, if the consent of the Required Lenders to such

Proposed Change is obtained, but the consent to such Proposed Change of other Lenders whose consent is required is not obtained (any such Lender whose consent is not obtained as described in this Section 2.18(c) being referred to as a "Non-Consenting Lender"), then the Company may, at its sole expense and effort, upon notice to each Non-Consenting Lender and the Administrative Agent, require each Non-Consenting Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 8.04) all its interests, rights and obligations under this Agreement (other than any outstanding Competitive Loans held by it) to an Eligible Assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (i) the Company shall have received the prior written consent of the Administrative Agent, which consent shall not be unreasonably withheld, (ii) such Non-Consenting Lender shall have received payment of an amount equal to the outstanding principal of its Loans (other than Competitive Loans), accrued interest thereon, accrued fees and all other amounts, in each case payable to it by the Company hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Company (in the case of all other amounts) and (iii) the Company shall not be permitted to require any Non-Consenting Lender to make any such assignment unless all Non-Consenting Lenders are required to make such assignments and, as a result thereof, the Proposed Change will become effective.

SECTION 2.19.   Defaulting Lenders. Notwithstanding any other provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a)   if any LC Exposure in respect of any Class exists at the time a Lender of such Class is a Defaulting Lender the Company shall within three Business Days following notice by the Administrative Agent either (i) cash collateralize such Defaulting Lender's LC Exposure of such Class in accordance with the procedures set forth in Section 2.05(j) for so long as such Defaulting Lender's LC Exposure of such Class is outstanding, (ii) elect, by notice to the Administrative Agent, an LC Exposure Reallocation with respect to such Defaulting Lender's LC Exposure of such Class, provided that the conditions set forth in Section 4.02 are satisfied at the time of such reallocation (and, unless the Company shall have otherwise notified the Administrative Agent at such time, the Company shall be deemed to have represented and warranted that such conditions are satisfied at such time) or (iii) comply with a combination of clauses (i) and (ii) above with respect to such Defaulting Lender's LC Exposure of such Class;

(b)   no Issuing Bank shall be required to issue, amend or increase any Letter of Credit of any Class unless the Company provides cash collateral or elects an LC Exposure Reallocation (or a combination thereof) in accordance with clause (a) above in respect of such Defaulting Lender's LC Exposure of such Class in respect thereof;

(c)   no commitment fees or participation fees shall accrue for the account of or be payable to such Defaulting Lender; and

(d)   the Commitment and Revolving Credit Exposure of such Defaulting Lender shall not be included in determining whether the Required Lenders or any other requisite Lenders have taken or may take any action hereunder or under any other Loan Document (including any consent to any amendment, waiver or other modification pursuant to Section 8.02); provided that any amendment, waiver or other modification requiring the consent of all Lenders or all Lenders affected thereby shall, except as otherwise provided in Section 8.02, require the consent of such Defaulting Lender in accordance with the terms hereof.

It is understood that, if the Commitment of a Defaulting Lender is assigned pursuant to Section 2.18(b) or terminated pursuant to Section 2.18(c), the provisions of this Section 2.19 shall cease to apply in respect of such Defaulting Lender and its Commitment.

SECTION 2.20.   Additional Borrowers; Borrowing Subsidiary Terminations; Additional Currencies.

(a)   After the Restatement Effective Date, the Company may designate any wholly-owned Subsidiary acceptable to the Lenders of any Class of Commitments and the Administrative Agent as an Additional Borrower in respect of such Class by delivery to the Administrative Agent of (i) an Additional Borrower Agreement executed by such Subsidiary and the Company, substantially in the form of Exhibit B-1 hereto (each, an "Additional Borrower Agreement") and (ii) a favorable written opinion (addressed to the Administrative Agent and the Lenders) of counsel of such Subsidiary or Subsidiaries (which opinion shall be satisfactory to the Administrative Agent). Upon the written acceptance of the Additional Borrower Agreement by the Administrative Agent and all the Lenders of the applicable Class, in each applicable Lender's sole discretion, such Subsidiary shall for all purposes of this Agreement be an Additional Borrower with respect to such Class and a party to this Agreement.

(b)   If the Company wishes to terminate a Borrowing Subsidiary, the Company may execute and deliver to the Administrative Agent, at least ten Business Days prior to effectiveness, a Borrowing Subsidiary Termination substantially in the form of Exhibit B-2 hereto (each, a "Borrowing Subsidiary Termination") with respect to any Borrowing Subsidiary, and such Subsidiary shall cease to be a Borrowing Subsidiary and a party to this Agreement. Notwithstanding the foregoing, no Borrowing Subsidiary Termination will become effective as to any Borrowing Subsidiary at a time when any principal of or interest on any Loan to such Borrowing Subsidiary shall be outstanding hereunder. Promptly following receipt of any Additional Borrower Agreement or Borrowing Subsidiary Termination, the Administrative Agent shall send a copy thereof to each Lender.

(a)   After the Restatement Effective Date, the Company may, upon written notice to the Administrative Agent (which shall promptly notify the Lenders of the applicable Class), request that an additional foreign currency be added as a Permitted Foreign Currency in respect of such Class; provided that the requested currency is a lawful currency for which there is a publically available Exchange Rate. Each Lender of the applicable Class shall notify the Administrative Agent, not later than seven Business Days after receipt of such request, whether it consents, in its sole discretion, to the addition of such currency as a Permitted Foreign Currency in respect of such Class (and any failure by Lender of the applicable Class to respond within such time period shall be deemed not to be a consent to such request). If the Administrative Agent and all the Lenders of the applicable Class consent to the addition of a currency as a Permitted Foreign Currency, they shall negotiate with the Company and execute a written acceptance of the request (including a maximum amount for such Permitted Foreign Currency, the Types of Loans of the applicable Class that will be made available in such Permitted Foreign Currency and the Borrowers that will be able to borrow Loans of the applicable Class in such Permitted Foreign Currencies) (the "Additional Currency Agreement"), and the currency set forth in such acceptance shall be a Permitted Foreign Currency. The Administrative Agent shall so notify the Company, the Lenders of the applicable Class and the Borrowers, and this Agreement shall be deemed amended to permit Loans in such currency. If the Administrative Agent or any Lender of the applicable Class fails to consent to any such request, the Administrative Agent shall promptly so notify the Company.

SECTION 2.21.   Foreign Subsidiary Costs.

(a)   If the cost to any Multicurrency Tranche Revolving Lender of making or maintaining any Loan to any Additional Borrower that is a Foreign Borrower is increased, or the amount of any sum received or receivable by any Multicurrency Tranche Revolving Lender (or its lending office) from any such Foreign Borrower is reduced, by an amount deemed in good faith by such Multicurrency Tranche Revolving Lender to be material, by reason of the fact that such Additional Borrower is organized under the laws of, or principally conducts its business in, a jurisdiction or jurisdictions outside the United States of America, the Company shall indemnify such Multicurrency Tranche Revolving Lender for such increased cost or reduction within 30 days after demand by such Lender (with a copy to the Administrative Agent). A certificate of such Multicurrency Tranche Revolving Lender claiming compensation under this subsection (a) and setting forth the additional amount or amounts to be paid to it hereunder, together with calculations in reasonable detail supporting such amounts, shall be conclusive in the absence of clearly demonstrable error.

(b)   Each Multicurrency Tranche Revolving Lender will promptly notify the Company and the Administrative Agent of any event of which it has knowledge that will entitle such Multicurrency Tranche Revolving Lender to additional interest or payments pursuant to paragraph (a) above, but in any event within 45 days after such Multicurrency Tranche Revolving Lender obtains actual knowledge thereof; provided that (i) if any Multicurrency Tranche Revolving Lender fails to give such notice within 45 days after it obtains actual knowledge of such an event, such Multicurrency Tranche Revolving Lender shall, with respect to compensation payable pursuant to this Section in respect of any costs resulting from such event, only be entitled to payment under this Section for costs incurred from and after the date 45 days prior to the date that such Multicurrency Tranche Revolving Lender does give such notice and (ii) each Multicurrency Tranche Revolving Lender will designate a different applicable lending office, if, in the judgment of such Multicurrency Tranche Revolving Lender, such designation will avoid the need for, or reduce the amount of, such compensation and will not be otherwise disadvantageous to such Multicurrency Tranche Revolving Lender or to the Company or any Borrower.

(c)   The foregoing provisions of this Section shall not apply to Taxes imposed on or with respect to payments made by the Borrowers hereunder or Other Taxes, which Taxes shall be governed in each case solely by Section 2.16.

SECTION 2.22.   New Local Facilities.

(a)   The Company may at any time or from time to time after the Restatement Effective Date, by notice to the Administrative Agent, request the Lenders having Commitments of one or more Classes to designate a portion of their respective Commitments under such Class or Classes to make advances denominated in one or more foreign currencies not then available under this Agreement (and, if desired, US Dollars) pursuant to a newly established separate revolving tranche (each, a "New Local Facility") under this Agreement. Each New Local Facility shall be in a minimum amount of US$ 25,000,000 . Each notice from the Company pursuant to this Section 2.22 shall set forth the requested amount and proposed terms of the relevant New Local Facility (including the currencies in which Loans and, if applicable, Letters of Credit may be requested under such New Local Facility, which currencies shall be lawful foreign currencies for which there is a publicly available Exchange Rate and, if so provided, US Dollars) and the Class or Classes designated by the Company to be reduced as a result of the establishment of such New Local Facility. Lenders wishing to designate a portion of their Commitments of a designated Class or Classes to a New Local Facility (each, a "New Local Facility Lender") shall have such portion of their Commitment under such Class or Classes designated to such New Local Facility on a pro rata basis in accordance with the aggregate Commitments of the other New Local Facility Lenders. The designation of Commitments to any New Local Facility shall be made pursuant to an amendment (each, a "Local Facility Amendment") to this Agreement and, as appropriate, the other Loan Documents, executed by the Company, the Administrative Agent and each New Local Facility Lender. No Lender shall be obligated to transfer any portion of its Commitments to a New Local Facility unless it so agrees.

(b)   Notwithstanding the foregoing, no New Local Facility shall become effective under this Section 2.22 unless (i) on the date of such effectiveness (unless otherwise agreed among the New Local Facility Lenders, the Company and the applicable Borrowers, and consented to by the Administrative Agent (such consent not to be unreasonably withheld or delayed) (A) the representations and warranties of the Company set forth in this Agreement are true and correct, and if the Collateral and Guarantee Requirement is then required to be satisfied, the representations and warranties of the Loan Parties set forth in the Collateral Agreement are true and correct in all material respects, in each case, on and as of such date, except to the extent that any such representation or warranty expressly relates to a specified date or dates, in which case such representation or warranty was true and correct as of such specified date or dates, and the Administrative Agent (acting at the direction of the applicable New Local Facility Lenders) shall have received a certificate to that effect dated such date and executed by the Company and (B) no Default shall have occurred and be continuing or would result from such New Local Facility; and (ii) the Administrative Agent shall have received such legal opinions, board resolutions and other closing certificates and documentation (including opinions of counsel) as the Administrative Agent (acting at the direction of the New Local Facility Lenders) shall reasonably request.

(c)   Notwithstanding the terms of Section 8.02, any Local Facility Amendment may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Company, to implement the provisions of this Section, a copy of which shall be made available to each Lender.

ARTICLE III

Representations and Warranties

The Company represents and warrants to the Lenders that:

SECTION 3.01.   Corporate Existence and Power. Each Loan Party is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all corporate or other organizational power and authority required to carry on its business as now conducted.

SECTION 3.02.   Corporate and Governmental Authorization; No Contravention. The Transactions to be entered into by each Loan Party are within such Loan Party's corporate or other organizational power, have been duly authorized by all necessary corporate or other organizational action, require no action by or in respect of, or filing with, any governmental body, agency or official (other than the filing of reports with the Securities and Exchange Commission and filings necessary to satisfy the Collateral and Guarantee Requirement) and do not contravene, or constitute a default under, any provision of applicable law or regulation or of the certificate of incorporation, bylaws or other organizational documents of such Loan Party or of any agreement, judgment, injunction, order, decree or other instrument binding upon such Loan Party.

SECTION 3.03.   Binding Effect. This Agreement has been duly executed and delivered by the Borrowers and constitutes, and the Collateral Agreement (at such times as the Collateral and Guarantee Requirement is required to be satisfied) has been duly executed and delivered by the Company and each Material Subsidiary and constitutes, a valid and binding obligation of the Company (and such Material Subsidiary, if applicable), enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar laws affecting creditors' rights generally, concepts of reasonableness and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

SECTION 3.04. _Financial Information._ (%3) The consolidated balance sheet of the Company and the Subsidiaries and the related consolidated statements of income, shareholders' equity and cash flows as of and for (i) Fiscal Year 2013, reported on by Ernst & Young LLP and set forth in the Company's Annual Report on Form 10-K for Fiscal Year 2013, a copy of which has been delivered to each of the Lenders, and (ii) the first fiscal quarter of Fiscal Year 2014, certified by a Financial Officer, in each case fairly present, in conformity with GAAP (except, in the case of the financial statements referred to in clause (ii) above, for normal year-end adjustments and the absence of footnotes), the consolidated financial position of the Company and the Subsidiaries as of such date and their consolidated results of operations and cash flows for such Fiscal Year or portion of such Fiscal Year, as applicable.

(a) From February 1, 2014 to the date hereof or any Test Date, there has been no material adverse change in the business, financial position or results of operations of the Company and the Consolidated Subsidiaries, considered as a whole.

SECTION 3.05. _Litigation and Environmental Matters._ (%3) There is no action, suit or proceeding pending against, or to the knowledge of the Company threatened against or affecting, the Company or any Consolidated Subsidiaries before any court or arbitrator or any governmental body, agency or official in which there is, in the good faith judgment of the Company (which shall be conclusive), a reasonable possibility of an adverse decision which could materially adversely affect the business, consolidated financial position or consolidated results of operations of the Company and the Consolidated Subsidiaries considered as a whole, or which in any manner draws into question the validity or enforceability of this Agreement.

(a) Except for the Disclosed Matters and except with respect to any other matters that, individually or in the aggregate, are not reasonably expected in the good faith judgment of the Company (which shall be conclusive) to materially adversely affect the business, financial position or results of operations of the Company and the Consolidated Subsidiaries considered as a whole, neither the Company nor any of the Consolidated Subsidiaries (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability, (iii) has received notice of any claim with respect to any Environmental Liability or (iv) knows of any basis for any Environmental Liability.

(b)   Since the date of this Agreement, there has been no change in the status of the Disclosed Matters that, individually or in the aggregate in the good faith judgment of the Company (which shall be conclusive), has resulted in a material adverse effect on the business, financial position or results of operations of the Company and the Consolidated Subsidiaries considered as a whole.

SECTION 3.06.   Anti-Corruption Laws and Sanctions. The Company has implemented and maintains in effect policies and procedures designed to promote compliance by the Company, its Subsidiaries and their respective directors, officers, employees and agents (acting in their capacity as such) with the FCPA, the U.K. Bribery Act 2010 and applicable Sanctions, and the Company and each of its Subsidiaries, to the knowledge of the Company, is in compliance with all Anti-Corruption Laws, applicable Sanctions, and, to the extent applicable, the USA Patriot Act, in all material respects. None of the Company or any Subsidiary, or, to the knowledge of the Company, any director, officer, employee or agent with respect to the facility of the Borrower or any Subsidiary, is a Sanctioned Person.

SECTION 3.07.   Subsidiaries. (%3) Each of the Consolidated Subsidiaries is a corporation, limited liability company or partnership duly organized, validly existing and, to the extent applicable, in good standing under the laws of its jurisdiction of organization, and has all requisite power and authority required to carry on its business as now conducted except to the extent that the failure of any such Consolidated Subsidiary to be so organized, existing or in good standing or to have such power and authority is not reasonably expected by the Company to have a material adverse effect on the business, financial position or results of operations of the Company and the Consolidated Subsidiaries considered as a whole.

(a)   Schedule 3.07 hereto completely and accurately sets forth the names and jurisdictions of organization of each Consolidated Subsidiary that is a Domestic Subsidiary as of the Restatement Effective Date, indicating for each such Subsidiary whether it is a Material Subsidiary as of the Restatement Effective Date.

SECTION 3.08.   Not an Investment Company. None of the Borrowers or the Subsidiary Loan Parties is required to register as an "investment company" under (and within the meaning of) the Investment Company Act of 1940, as amended.

SECTION 3.09.   ERISA. The Company and its ERISA Affiliates (a) have fulfilled their material obligations, whether or not waived, under the minimum funding standards of Section 302 of ERISA and Section 412 of the Code with respect to each Plan, (b) are in compliance in all material respects with the presently applicable provisions of ERISA and the Code and (c) have not incurred any liability in excess of $100,000,000 to the PBGC or a Plan under Title IV of ERISA other than a liability to the PBGC for premiums under Section 4007 of ERISA; provided, that this sentence shall not apply to (i) any ERISA Affiliate as described in Section 414(m) of the Code (other than the Company or a Subsidiary) or any Plan maintained by such an ERISA Affiliate or (ii) any Multiemployer Plan. The Company and its Subsidiaries have made all material payments to Multiemployer Plans which they have been required to make under the related collective bargaining agreement or applicable law. As of the Restatement Effective Date, the Company and its Subsidiaries do not contribute to or have an obligation to contribute to a Multiemployer Plan, nor have they contributed or had an obligation to contribute to a Multiemployer Plan in the preceding six years.

SECTION 3.10.   Taxes. The Company and its Subsidiaries have filed all United States federal income tax returns and all other material tax returns which, in the opinion of the Company, are required to be filed by them and have paid all taxes due pursuant to such returns or pursuant to any assessment received by the Company or any Subsidiary, except for assessments which are being contested in good faith by appropriate proceedings. The charges, accruals and reserves on the books of the Company and its Subsidiaries in respect of taxes or other governmental charges are, in the opinion of the Company, adequate.

SECTION 3.11.   Disclosure. The financial statements delivered pursuant to Section 5.01(a)(i) and (ii), the registration statements delivered pursuant to Section 5.01(a)(vi) (in each case in the form in which such registration statements were declared effective, as amended by any post-effective amendments thereto) and the reports on Forms 10-K, 10-Q and 8-K delivered pursuant to Section 5.01(a)(vi), do not, taken as a whole and in each case as of the date thereof, contain any material misstatement of fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that, with respect to projected financial information, the Company represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time.

ARTICLE IV

Conditions

SECTION 4.01.   Intentionally Omitted.

SECTION 4.02.   Each Credit Event. The obligation of each Lender to make a Loan on the occasion of any Borrowing, and of any Issuing Bank to issue, amend, renew or extend any Letter of Credit, is subject to the satisfaction of the following conditions:

> (b)   The representations and warranties of the Company set forth in this Agreement shall be true and correct, and at such times as the Collateral and Guarantee Requirement is required to be satisfied, the representations and warranties of the Loan Parties as set forth in the Collateral Agreement shall be true and correct in all material respects, in each case on and as of the date of such Borrowing or the date of issuance, amendment, renewal or extension of such Letter of Credit, as applicable (except to the extent that any such representation or

warranty expressly relates to a specified date or dates, in which case such representation or warranty shall be true and correct as of such specified date or dates).

(c)   At the time of and immediately after giving effect to such Borrowing or the issuance, amendment, renewal or extension of such Letter of Credit, as applicable, no Default shall have occurred and be continuing.

Each Borrowing and each issuance, amendment, renewal or extension of a Letter of Credit shall be deemed to constitute a representation and warranty by the Borrowers on the date thereof as to the matters specified in paragraphs (a) and (b) of this Section.

ARTICLE V

Covenants

The Company agrees that, so long as any Lender has any Commitment hereunder or any amount payable hereunder remains unpaid:

SECTION 5.01.   Information. (%3)The Company will deliver to the Administrative Agent and each of the Lenders:

(i) as soon as available and in any event within 90 days after the end of each Fiscal Year, the Annual Report of the Company on Form 10-K for such Fiscal Year, containing financial statements reported on in a manner acceptable to the Securities and Exchange Commission by Ernst & Young LLP or other independent public accountants of nationally recognized standing selected by the Company (without a "going concern" or like qualification, exception or statement and without any qualification or exception as to the scope of such audit);

(ii) as soon as available and in any event within 45 days after the end of each of the first three quarters of each Fiscal Year, a copy of the Company's report on Form 10-Q for such quarter with the financial statements therein contained to be certified (subject to normal year-end adjustments) as to fairness of presentation, generally accepted accounting principles (except footnotes) and consistency, by a Financial Officer;

(iii)simultaneously with the delivery of each set of financial statements referred to in clauses (i) and (ii) above, a certificate of a Financial Officer (1) setting forth in reasonable detail the calculations required to establish whether the Company was in compliance with the requirements of Section SECTION 5.06. and Section 5.07 on the date of such financial statements, (2) stating whether, to the best knowledge of such Financial Officer, any Default exists on the date of such certificate and, if any Default then exists, setting forth the details thereof and the action which the Company is taking or proposes to take with respect thereto, (3) except during a Release Period, stating that there are no Material Subsidiaries that have not satisfied the Collateral and Guarantee

Requirement and (4) unless (x) if both rating agencies shall have a Credit Rating then in effect, the Credit Ratings are BBB- and Baa3 (in each case, with stable outlook) or better or (y) if only one rating agency shall have a Credit Rating then in effect, the Credit Rating from such rating agency is BBB- or Baa3 (in each case, with stable outlook) or better, stating the aggregate amount of Investments and Restricted Payments made in reliance on clause (g) of Section 5.17 and clause (d) of Section 5.18 during the preceding fiscal quarter and confirming that the Unrestricted Basket Conditions were satisfied with respect to each such Investment or Restricted Payment;

(iv) simultaneously with the delivery of each set of financial statements referred to in clause (a) above, a statement of the firm of independent public accountants which reported on such statements whether anything has come to their attention to cause them to believe that any Default existed on the date of such statements (insofar as such pertains to accounting matters);

(v) promptly upon the mailing thereof to the stockholders of the Company generally, copies of all financial statements, reports and proxy statements so mailed;

(vi) promptly upon the filing thereof, copies of all registration statements (other than the exhibits thereto and any registration statements on Form S-8 or its equivalent) and reports on Forms 10-K, 10-Q and 8-K (or their equivalents) which the Company shall have filed with the Securities and Exchange Commission;

(vii) promptly following a request therefor, any documentation or other information that a Lender reasonably requests in order to comply with its ongoing obligations under applicable "know your customer" and anti-money laundering rules and regulations, including the Patriot Act; and

(viii) within four Business Days of any executive officer of the Company or any Financial Officer obtaining knowledge of any condition or event recognized by such officer to be a Default, a certificate of a Financial Officer setting forth the details thereof and the action which the Company is taking or proposes to take with respect thereto;

(ix) if and when any executive officer of the Company or any Financial Officer obtains knowledge that any ERISA Affiliate (1) has given or is required to give notice to the PBGC of any "reportable event" (as defined in Section 4043 of ERISA) with respect to any Plan which might constitute grounds for a termination of such Plan under Title IV of ERISA, or knows that the plan administrator of any Plan has given or is required to give notice of any such reportable event, a copy of the notice of such reportable event given or required to be given to the PBGC, (2) has received notice of complete or partial Withdrawal Liability, a copy of such notice or (3) has received notice from the PBGC under Title IV of ERISA of an intent to terminate or appoint a trustee to administer any Plan, a copy of such notice;

(x) from time to time such additional information regarding the financial position or business of the Company and Subsidiaries as the Administrative Agent, at the request of any Lender, may reasonably request; and

(xi) except during a Release Period, as soon as available and in any event within 30 days after the end of each Fiscal Year, a financial forecast for the Company and the Consolidated Subsidiaries for the subsequent Fiscal Year, including a consolidated balance sheet of the Company and its Consolidated Subsidiaries as of the end of such fiscal year and each fiscal quarter thereof and consolidated statements of income and cash flows of the Company and its Consolidated Subsidiaries for such fiscal year and each fiscal quarter thereof.

(b)   Certificates delivered pursuant to this Section shall be signed manually or shall be copies of a manually signed certificate.

(c)   The Company may provide for electronic delivery of the financial statements, certificates, reports and registration statements described in clauses (i), (ii), (iii), (iv), (v) and (vi) of paragraph (a) of this Section by posting such financial statements, certificates, reports and registration statements on Intralinks or any similar service approved by the Administrative Agent, or delivering such financial statements, certificates, reports and registration statements to the Administrative Agent for posting on Intralinks (or any such similar service). Furthermore, any items required to be furnished pursuant to Sections 5.01(a) (i), (ii), (v) or (vi) shall be deemed to have been delivered on the date on which the Administrative Agent receives notice that the Company has filed such item with the Securities and Exchange Commission and is available on the EDGAR website on the Internet at www.sec.gov or any successor government website that is freely and readily available to the Administrative Agent without charge; provided that the Company shall give notice of any such filing to the Administrative Agent (who shall then give notice of any such filing to the Lenders). Notwithstanding the foregoing, the Company shall deliver paper or electronic copies of any such financial statement to the Administrative Agent if the Administrative Agent requests the Company to furnish such paper or electronic copies until written notice to cease delivering such paper or electronic copies is given by the Administrative Agent.

SECTION 5.02.   Maintenance of Properties. The Company will, and will cause each Consolidated Subsidiary to, maintain and keep in good condition, repair and working order all properties used or useful in the conduct of its business and supply such properties with all necessary equipment and make all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided that nothing in this Section shall prevent the Company or any Consolidated Subsidiary from discontinuing the operation and maintenance of any of such properties if such discontinuance is, in the judgment of the Company, desirable in the conduct of the business of the Company or such Consolidated Subsidiary, as the case may be, and not disadvantageous in any material respect to the Lenders.

SECTION 5.03.   Maintenance of Insurance. The Company will, and will cause each Consolidated Subsidiary to, insure and keep insured, with reputable insurance companies, so much of its properties and such of its liabilities for bodily injury or property damage, to such an extent and against such risks (including fire), as companies engaged in similar businesses customarily insure properties and liabilities of a similar character; or, in lieu thereof, the Company will maintain, or cause each Consolidated Subsidiary to maintain, a system or systems of self-insurance which will be in accord with the customary practices of companies engaged in similar businesses in maintaining such systems.

SECTION 5.04.   Preservation of Corporate Existence. Except pursuant to a transaction not prohibited by Section 5.12, each Loan Party shall preserve and maintain its corporate existence, rights, franchises and privileges in any State of the United States which it shall select as its jurisdiction of incorporation or organization, and qualify and remain qualified as a foreign corporation or foreign organization in each jurisdiction in which such qualification is necessary, except such jurisdictions, if any, where the failure to preserve and maintain its corporate or other organizational existence, rights, franchises and privileges, or qualify or remain qualified will not have a material adverse effect on the business or property of such Loan Party.

SECTION 5.05.   Inspection of Property, Books and Records. The Company will, and will cause each Consolidated Subsidiary to, make and keep books, records and accounts in which transactions are recorded as necessary to (a) permit preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles and (b) otherwise comply with the requirements of Section 13(b)(2) of the Securities Exchange Act of 1934 as in effect from time to time. At any reasonable time during normal business hours and from time to time, the Company will permit the Administrative Agent or any of the Lenders or any agents or representatives thereof at their expense (to the extent not in violation of applicable law) to examine and make copies of and abstracts from the records and books of account of, and visit the properties of, the Company and any Consolidated Subsidiaries and to discuss the affairs, finances and accounts of the Company and any Consolidated Subsidiaries with any of their respective officers or directors. Any information obtained pursuant to this Section or Section 5.01(a) shall be subject to Section 8.12.

SECTION 5.06.   Fixed Charge Coverage Ratio. The Company will not permit the ratio of Consolidated EBITDAR to Consolidated Fixed Charges for any period of four consecutive fiscal quarters to be less than 1.75 to 1.00.

SECTION 5.07.   Debt to Consolidated EBITDA. The Company will not permit the ratio of Consolidated Debt as of any date to Consolidated EBITDA for the period of four consecutive fiscal quarters ended on such date (or, if such date is not the last day of a fiscal quarter of the Company, then for the period of four consecutive fiscal quarters of the Company most recently ended prior to such date) to exceed 4.00 to 1.00.

SECTION 5.08.   Limitations on Liens. The Company will not, and will not permit any Consolidated Subsidiary to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, or assign or sell any income or revenues (including accounts receivable) or rights in respect of any thereof, except:

(a)   Permitted Encumbrances;

(b)   any Lien on any property or asset of the Company or any Consolidated Subsidiary existing on November 5, 2004 and set forth in Schedule 5.08; provided that (i) such Lien shall not apply to any other property or asset of the Company or any Consolidated Subsidiary and (ii) such Lien shall secure only those obligations which it secures on November 5, 2004 and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof;

(c)   any Lien existing on any property or asset prior to the acquisition thereof by the Company or any Consolidated Subsidiary or existing on any property or asset of any Person that becomes a Consolidated Subsidiary after November 5, 2004 prior to the time such Person becomes a Consolidated Subsidiary; provided that (i) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Consolidated Subsidiary, as the case may be, (ii) such Lien shall not apply to any other property or assets of the Company or any Consolidated Subsidiary and (iii) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Consolidated Subsidiary, as the case may be, and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof;

(d)   Liens on fixed or capital assets acquired, constructed or improved by the Company or any Consolidated Subsidiary; provided that (i) with respect to a Consolidated Subsidiary, such security interests secure Indebtedness permitted by Section 5.10, (ii) such security interests and the Indebtedness secured thereby are incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement (or are incurred to extend, renew or replace security interests and Indebtedness previously incurred in compliance with this clause), (iii) the Indebtedness secured thereby does not exceed the cost of acquiring, constructing or improving such fixed or capital assets and (iv) such security interests shall not apply to any other property or assets of the Company or any Consolidated Subsidiary;

(e)   other Liens, securing obligations in an aggregate principal amount not exceeding $750,000,000; provided that (i) at no time shall more than

$50,000,000 of such obligations be secured by Liens on inventory and (ii) at no time shall more than $10,000,000 of such obligations be secured by Liens on any property or assets constituting Collateral or any intellectual property owned by a Loan Party that is usable primarily, or for use primarily, outside the United States;

(f)   Liens granted on the Collateral pursuant to the Collateral Documents; and

(g)   second-priority Liens on the Collateral securing Indebtedness in an aggregate principal amount not exceeding $750,000,000; <u>provided</u> that (i) the Indebtedness secured by such second-priority Liens (A) shall not mature on or prior to the Specified Date, (B) shall not require any scheduled repayment of principal on or prior to the Specified Date, (C) shall not have terms more restrictive, taken as a whole, than those set forth in this Agreement and (D) shall be subject only to mandatory prepayments, if any, that can be avoided through repayment or prepayment of Loans or through investments by the Company or the Consolidated Subsidiaries in assets to be used in their businesses and (ii) such second-priority Liens and the Indebtedness secured thereby shall be subject to an Intercreditor Agreement; <u>provided</u>, <u>further</u> that such second-priority Liens shall not be permitted during a Release Period.

SECTION 5.09.   <u>Compliance with Laws.</u> The Company will, and will cause each Consolidated Subsidiary to, comply in all material respects with all applicable laws, ordinances, rules, regulations and requirements of governmental authorities (including ERISA and the rules and regulations thereunder), except to the extent that (a) the necessity of compliance therewith is contested in good faith by appropriate proceedings or (b) the failure to so comply would not result in any material adverse effect on the business, financial condition or results of operations of the Company and Consolidated Subsidiaries taken as a whole.

SECTION 5.10.   <u>Limitations on Subsidiary Indebtedness.</u> The Company will not permit any Consolidated Subsidiary (other than any Subsidiary Loan Party) to create, incur, assume or suffer to exist any Indebtedness except:

(c)   Indebtedness of any Consolidated Subsidiary which is, or the direct or indirect parent of which is, acquired by the Company or any other Consolidated Subsidiary after March 22, 2006, which Indebtedness is in existence at the time such Consolidated Subsidiary (or parent) is so acquired; <u>provided</u> that such Indebtedness was not created at the request or with the consent of the Company or any Subsidiary, and such Indebtedness may not be extended other than pursuant to the terms thereof as in existence at the time such Consolidated Subsidiary (or parent) was acquired;

(d)   other Indebtedness in an aggregate principal amount for all Consolidated Subsidiaries (excluding any Non-Recourse ETC Debt) not exceeding $225,000,000;

(e)   Indebtedness of any Consolidated Subsidiary to the Company or any other Consolidated Subsidiary to the extent not prohibited by Section 5.17; and

(f)   Capital Lease Obligations.

SECTION 5.11.   Transactions with Affiliates. The Company will not, and will not permit any of its Consolidated Subsidiaries to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (a) at prices and on terms and conditions not less favorable to the Company or such Consolidated Subsidiary than could be obtained on an arm's‑length basis from unrelated third parties, (b) any transaction determined by a majority of the disinterested directors of the Company's board of directors to be fair to the Company and its Subsidiaries, (c) transactions between or among the Company and its Consolidated Subsidiaries not involving any other Affiliate and (d) any transaction with respect to which neither the fair market value of the related property or assets, nor the consideration therefor, exceeds $5,000,000.

SECTION 5.12.   Consolidations, Mergers and Sales of Assets. The Company will not (a) consolidate or merge with or into any other Person, (b) liquidate or dissolve or (c) sell, lease or otherwise transfer all or any substantial part of the assets of the Company and its Consolidated Subsidiaries, taken as a whole, to any other Person; provided that the Company may merge with another Person if (i) the corporation surviving the merger is the Company or a corporation organized under the laws of a State of the United States into which the Company desires to merge for the purpose of becoming incorporated in such State (in which case such corporation shall assume all of the Company's obligations under this Agreement by an agreement satisfactory to the Required Lenders (and the Required Lenders shall not unreasonably withhold their consent to the form of such agreement) and shall deliver to the Administrative Agent and the Lenders such legal opinions and other documents as the Administrative Agent may reasonably request to evidence the due authorization, validity and binding effect thereof) and (ii) immediately after giving effect to such merger, no Default shall have occurred and be continuing; and provided further that the foregoing shall not be construed to prohibit any Minority Interest Disposition or any other sale, lease or other transfer of assets (including by means of dividends, share repurchases or recapitalizations) that does not involve all or any substantial part of the assets of the Company and its Consolidated Subsidiaries taken as a whole. Notwithstanding the foregoing, the Company will not permit the sale, directly or indirectly, of the Equity Interests of a Borrowing Subsidiary such that, after giving effect thereto, the Borrowing Subsidiary will cease to be, directly or indirectly, wholly-owned by the Company.

SECTION 5.13.   Use of Proceeds. The Borrowers will use the proceeds of the Loans for general corporate purposes (including, without limitation, repurchases of, and dividends on, its equity securities). None of the Company, any

Subsidiary or director, officer, employee or agent of the Company or any Subsidiary will directly or knowingly indirectly use the proceeds of the loans for the purpose of (a) financing any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official governmental capacity in material violation of the FCPA or the U.K. Bribery Act 2010 or (b) financing the activities of or any transactions with any Sanctioned Person or in any Sanctioned Country, except to the extent licensed or otherwise authorized under U.S. law.

SECTION 5.14.   [Reserved]

SECTION 5.15.   Information Regarding Collateral. The Company will furnish to the Collateral Agent prompt written notice of any change (i) in the legal name of any Loan Party, as set forth in its organizational documents, (ii) in the jurisdiction of organization or the form of organization of any Loan Party (including as a result of any merger or consolidation), (iii) in the address set forth on the financing statement filed with respect to any Loan Party or (iv) in the organizational identification number, if any, or, with respect to any Loan Party organized under the laws of a jurisdiction that requires such information to be set forth on the face of a Uniform Commercial Code financing statement, the Federal Taxpayer Identification Number of such Loan Party.

SECTION 5.16.   Collateral and Guarantee Requirement. (%3) If (i) any Material Subsidiary is formed or acquired after the Restatement Effective Date or (ii) any Consolidated Subsidiary shall become a Material Subsidiary after the Restatement Effective Date, then the Company will promptly, but in no event later than 15 days after such formation or acquisition (in the case of clause (i)) or 15 days after any executive officer or Financial Officer of the Company obtains knowledge thereof (in the case of clause (ii)), notify the Administrative Agent and the Lenders thereof and cause the Collateral and Guarantee Requirement to be satisfied with respect to such Material Subsidiary; provided that the requirements of this paragraph shall not apply during a Release Period.

(a)   If a Release Period commences, the Company agrees that if at any time thereafter (i) the Credit Ratings are Ba1 and BB+ or worse, or (ii) either Credit Rating is Ba2 or BB or worse, then the Company will promptly, but in no event later than five Business Days thereafter, cause the Collateral and Guarantee Requirement to be satisfied.

(b)   The Company will, and the Company will cause each of the Material Subsidiaries to, execute any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements), that may be required under any applicable law, or that the Collateral Agent or the Required Lenders may reasonably request, to cause the Collateral and Guarantee Requirement to be and remain satisfied (except during a Release Period), all at the expense of the Company.

SECTION 5.17.   Investments. The Company will not, nor will the Company permit any Subsidiary Loan Party to, purchase, hold or acquire (including pursuant to any consolidation or merger with any Person that was not a Loan Party prior to such consolidation or merger, it being understood that any consolidation or merger of a Subsidiary Loan Party with any Subsidiary that is not a Loan Party shall be treated as an investment in such Subsidiary if the survivor of such consolidation or merger is not a Subsidiary Loan Party) any Equity Interests in or evidences of Indebtedness or other securities of, make or permit to exist any loans or advances to, Guarantee any Indebtedness of, or make or permit to exist any other investment in, any Subsidiary that is not a Subsidiary Loan Party (each of the foregoing being an "Investment"), except (a) those existing on February 19, 2009, (b) those made after February 19, 2009, in an aggregate amount not to exceed $200,000,000, (c) contributions by the Company or any Subsidiary Loan Party of Equity Interests in any Foreign Subsidiary to any other Foreign Subsidiary, (d) licenses by the Company or any Subsidiary Loan Party to any Consolidated Subsidiary that is not a Loan Party of intellectual property in the ordinary course of business, (e) transfers or licenses by the Company or any Subsidiary Loan Party to any Foreign Subsidiary of any intellectual property that is usable primarily, or for use primarily, outside of the United States, (f) accounts receivable held by a Loan Party arising out of the sale of inventory or provision of services, in each case in the ordinary course of business, to a Subsidiary that is not a Loan Party and (g) any other Investment if, at the time thereof and after giving effect thereto, the Unrestricted Basket Conditions are satisfied. Notwithstanding the foregoing, this Section shall not apply at any time, or to any Investment made at any time that (i) if both rating agencies shall then have a Credit Rating in effect, the Credit Ratings are Baa3 and BBB- (in each case, with stable outlook) or better or (ii) if only one rating agency shall then have a Credit Rating in effect, such Credit Rating is Baa3 or BBB- (in each case, with stable outlook), as applicable, or better. For the avoidance of doubt, an Investment made pursuant to either clause (g) of this Section 5.17 or the immediately preceding sentence of this Section 5.17 shall be permitted notwithstanding that the conditions set forth in such clause (g) or the immediately preceding sentence shall thereafter cease to be satisfied.

SECTION 5.18.   Restricted Payments. The Company will not, and will not permit any Consolidated Subsidiary to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, except:

(d)   any wholly-owned Consolidated Subsidiary may distribute any cash, property or assets to the Company or any other Consolidated Subsidiary that is its direct or indirect parent;

(e)   any Consolidated Subsidiary may declare and pay dividends ratably with respect to its Equity Interests;

(f)   the Company may make Restricted Payments in cash in an aggregate amount not to exceed the greater of (a) $500,000,000 and (b) 7.5% of Consolidated Total Assets at the end of the most recently ended fiscal quarter for which financial statements have been delivered pursuant to Section 5.01; <u>provided</u> that, at the time of declaration (in the case of a dividend) or payment (in all other cases) and after giving effect thereto, no Event of Default has occurred and is continuing and (ii) the Company would be in compliance with Section 5.07 after giving effect to such Restricted Payment and any Indebtedness being incurred in connection therewith; and .

(g)   the Company may make any additional Restricted Payment in cash if, at the time thereof and after giving effect thereto, the Unrestricted Basket Conditions are satisfied.

Notwithstanding the foregoing, this Section shall not apply at any time that (i) if both rating agencies shall then have a Credit Rating in effect, the Credit Ratings are Baa3 and BBB- (in each case, with stable outlook) or better or (ii) if only one rating agency shall then have a Credit Rating in effect, such Credit Rating is Baa3 or BBB- (in each case, with stable outlook), as applicable, or better.

SECTION 5.19.   <u>Restrictive Agreements</u>. The Company will not, nor will it permit any Consolidated Subsidiary that is a Domestic Subsidiary to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon the ability of the Company or any Consolidated Subsidiary that is a Domestic Subsidiary to create, incur or permit to exist any Lien upon any of its property or assets to secure, or the ability of any Consolidated Subsidiary that is a Domestic Subsidiary to Guarantee, the Obligations (or the obligations under any credit facility that refinances or replaces this Agreement); <u>provided</u> that (a) the foregoing shall not apply to restrictions and conditions imposed by law or any Loan Document, (b) the foregoing shall not apply to restrictions and conditions existing on February 19, 2009 contained in any of the instruments, indentures and other agreements identified on Schedule 5.19 or any extension, renewal, supplement, amendment or other modification of any thereof or any additional such instrument, indenture or other agreement so long as, in each case, any such prohibition, restriction or condition contained therein is not more restrictive in any material respect than the prohibitions, restrictions and conditions contained in the instruments, indentures and other agreements identified on Schedule 5.19 as in effect on February 19, 2009, (c) the foregoing shall not apply to customary restrictions and conditions contained in agreements relating to the sale of a Subsidiary or any assets pending such sale, provided that such restrictions and conditions apply only to the Subsidiary or assets to be sold, (d) the foregoing provisions relating to Liens shall not apply to restrictions or conditions imposed by any agreement relating to secured Indebtedness permitted by this Agreement (other than secured Indebtedness permitted by clause (g) of Section 5.08) if such restrictions or conditions apply only to the property or assets securing such Indebtedness and (e) the foregoing provisions relating to Liens shall not apply to customary provisions in leases restricting the assignment thereof.

SECTION 5.20.   Credit Ratings. The Company will use commercially reasonable efforts to maintain Credit Ratings from each of S&P and Moody's at all times.

SECTION 5.21.   Prepayment Avoidance. The Company will, and will cause each Consolidated Subsidiary to, either repay or prepay Loans, or make investments in assets to be used in their businesses, in each case as necessary to avoid any mandatory redemption, repurchase or prepayment referred to in the proviso to clause (c) of the definition of "Disqualified Equity Interest" or the proviso to clause (g) of Section 5.08.

ARTICLE VI

Events of Default and Remedies

SECTION 6.01.   Events of Default. Any of the following shall be an "Event of Default":

(a)   any Borrower shall fail to make any payment of principal of or interest on any Loan or any obligation in respect of any LC Disbursement when due or to pay any fees or other amounts payable by it hereunder when due, and such failure remains unremedied for three Business Days after the applicable Borrower's actual receipt of notice of such failure from the Administrative Agent at the request of any Lender;

(b)   any statement of fact or representation made or deemed to be made by (i) any Borrowers in this Agreement or by any Borrower or any of its officers in any certificate delivered pursuant to this Agreement or (ii) at such times as the Collateral and Guarantee Requirement is required to be satisfied, any Loan Party in any Loan Document or by any Loan Party or any of its respective officers in any certificate delivered pursuant to any Loan Document, shall prove to have been incorrect in any material respect when made or deemed made, and, if the consequences of such representation or statement being incorrect shall be susceptible of remedy in all material respects, such consequences shall not be remedied in all material respects within 30 days after any executive officer of any Borrower or any Financial Officer first becomes aware of or is advised that such representation or statement was incorrect in a material respect;

(c)   (i) any Borrower shall fail to observe or perform any covenant, condition or agreement contained in Sections 5.04 (with respect to the existence of any Borrower), 5.08, 5.10, 5.11, 5.12, 5.13, 5.17, 5.18, 5.19 or 5.21 and, if the consequences of such failure shall be susceptible of remedy in all material respects, such consequences shall not be remedied in all material respects within 20 days after any executive officer of any Borrower or any Financial Officer first becomes aware or is advised of such failure or (ii) any Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 5.06 or 5.07;

(d)   (i) the Company or any Consolidated Subsidiary shall fail to pay principal of or interest on any Material Indebtedness and the longer of any periods within which the Company or such Consolidated Subsidiary shall be allowed to cure such nonpayment shall have elapsed, or 10 days shall have passed since such failure, in either case without curing such nonpayment or (ii) any event or condition shall occur which enables the holder of any Material Indebtedness or any Person acting on such holder's behalf to accelerate the maturity thereof, and the longer of any periods within which the Company or such Consolidated Subsidiary shall be allowed to cure such condition or event shall have elapsed, or 10 days shall have passed since the occurrence of such event or condition, in either case without curing such event or condition; provided no Default under this clause (d) shall be deemed to occur if (1) if at the time the relevant event or condition described in this clause (d) occurs, (A) if both rating agencies shall have a Credit Rating then in effect, the Credit Ratings are BBB- and Baa3 or better, or (B) if only one rating agency shall have a Credit Rating then in effect, the Credit Rating from such rating agency is BBB- or Baa3 or better, (2) the Company does not cease to have the Credit Ratings described in clause (1) above for reasons attributable to the relevant event or condition described in this clause (d), and (3) all Material Indebtedness that is affected by any event or condition described in this clause (d) is either (A) owed by a Consolidated Subsidiary not incorporated under the laws of any State of the United States, the District of Columbia or Canada or any province thereof, or (B) permitted under clause (a) of Section 5.10;

(e)   the Company or any Consolidated Subsidiary shall (i) make a general assignment for the benefit of creditors, (ii) apply for or consent (by admission of material allegations of a petition or otherwise) to the appointment of a receiver, custodian, trustee or liquidator of the Company or any Consolidated Subsidiary or any substantial part of the properties of the Company or any Consolidated Subsidiary or authorize such application or consent, or proceedings seeking such appointment shall be commenced without such authorization, consent or application against the Company or any Consolidated Subsidiary and continue undismissed for 30 days (or if such dismissal of such unauthorized proceedings cannot reasonably be obtained within such 30-day period, the Company or any Consolidated Subsidiary shall fail either to proceed with due diligence to seek to obtain dismissal within such 30-day period or to obtain dismissal within 60 days), (iii) authorize or file a voluntary petition in bankruptcy, suffer an order for relief under any Federal bankruptcy law, or apply for or consent (by admission of material allegations of a petition or otherwise) to the application of any bankruptcy, reorganization, arrangement, readjustment of debt, insolvency, dissolution, liquidation or other similar law of any jurisdiction, or authorize such application or consent, or proceedings to such end shall be instituted against the Company or any Consolidated Subsidiary without such authorization, application or consent which are not vacated within 30-days from the date thereof (or if such vacation cannot reasonably be obtained within such 30-day period, the Company shall fail either to proceed with due diligence to seek to obtain vacation within such 30-day period or to obtain vacation within 60 days), (iv) permit or suffer all or any substantial part of its properties to be sequestered, attached, or subjected to a Lien (other than a Lien expressly permitted by the exceptions to Section 5.08) through any legal proceeding or distraint which is not vacated within 30-days from the date thereof (or if such vacation cannot reasonably be obtained within such 30-day period, the Company shall fail either to proceed with due diligence to seek to obtain vacation within such 30 day period or to obtain vacation within 60 days), (v) generally not pay its debts as such debts become due or admit in writing its inability to do so, or (vi) conceal, remove, or permit to be concealed or removed, any material part of its property, with intent to hinder, delay or defraud its creditors or any of them; provided, however, that the foregoing events will not constitute an Event of Default if such events occur with respect to any Subsidiary which is: (1) a Consolidated Subsidiary not organized under the laws of any State of the United States, the District of Columbia or Canada or any province thereof and not engaged in the retail business, if the aggregate Value of the Company's and all Consolidated Subsidiaries' investments in and advances to such Consolidated Subsidiary and all such other Consolidated Subsidiaries to which these tests are being applied within a period of 18 months ending on the date of determination, does not exceed $100,000,000, and if at the time the relevant event or condition described in this clause (e) occurs, (A) both rating agencies shall have a Credit Rating then in effect, the Credit Ratings are BBB- and Baa3 or better, (B) if only one rating agency shall have a Credit Rating then in effect, the Credit Rating from such rating agency is BBB- or Baa3 or better and (C) the Company does not cease to have the Credit Ratings described in clause (A) or (B) above for reasons attributable to the relevant event or condition described in this clause (e); (2) a Consolidated Subsidiary (other than a Subsidiary Loan Party) organized under the laws of any State of the United States, the District of Columbia or Canada or any province thereof and not engaged in the retail business, if the aggregate Value of the Company's and all Consolidated Subsidiaries' investments in and advances to such Consolidated Subsidiary and all other such Consolidated Subsidiaries to which these tests are being applied within a period of 18 months ending on the date of determination, does not exceed $50,000,000, and if at the time the relevant event or condition described in this clause (e) occurs, (A) both rating agencies shall have a Credit Rating then in effect, the Credit Ratings are BBB- and Baa3 or better, (B) if only one rating agency shall have a Credit Rating then in effect, the Credit Rating from such rating agency is BBB- or Baa3 or better and (C) the Company does not cease to have the Credit Ratings described in clause (A) or (B) above for reasons attributable to the relevant event or condition described in this clause (e); or (3) any Consolidated Subsidiary (other than a Subsidiary Loan Party) not engaged in the retail business, if the aggregate Value of the Company's and all Consolidated Subsidiaries' investments in and advances to such

Consolidated Subsidiary and all other such Consolidated Subsidiaries to which these tests are being applied within a period of 18 months ending on the date of determination, does not exceed $25,000,000;

(f)   the Company or any ERISA Affiliate shall fail to pay when due an amount or amounts aggregating in excess of $100,000,000 which it shall have become liable to pay to the PBGC or to a Plan under Title IV of ERISA; or notice of intent to terminate a Plan or Plans having aggregate Unfunded Liabilities in excess of $100,000,000 (collectively "Material Plans") shall be filed under Title IV of ERISA by the Company or any ERISA Affiliate, any plan administrator or any combination of the foregoing; or the PBGC shall institute proceedings under Title IV of ERISA to terminate or to cause a trustee to be appointed to administer any Material Plan or a proceeding shall be instituted by a fiduciary of any Material Plan against the Company or any ERISA Affiliate to enforce Section 515 of ERISA or 4219(c)(5) of ERISA and such proceeding shall not have been dismissed within 30 days thereafter; or a condition shall exist by reason of which the PBGC would be entitled to obtain a decree adjudicating that any Material Plan must be terminated;

(g)   any Borrower shall fail to perform or observe in any material respect any other term, covenant or agreement contained in any Loan Document (including without limitation Section 5.01 of this Agreement) on its part to be performed or observed and any such failure remains unremedied for 30 days after the applicable Borrower shall have received written notice thereof from the Administrative Agent at the request of any Lender;

(h)   a Change in Control shall occur; or

(i)   one or more judgments for the payment of money in an aggregate amount in excess of $100,000,000, exclusive of amounts covered by third party insurance, shall be rendered against the Company, any Consolidated Subsidiary or any combination thereof and the same shall remain undischarged for a period of 60 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of the Company or any Consolidated Subsidiary to enforce any such judgment; provided that in calculating the amounts covered by third party insurance, amounts covered by third party insurance shall not include amounts for which the third party insurer has denied liability.

SECTION 6.02.   Remedies. If any Event of Default shall occur and be continuing, the Administrative Agent shall (a) if requested by the Required Lenders, by notice to the Borrowers terminate the Commitments and they shall thereupon terminate, and (b) if requested by Lenders holding more than 50% of the aggregate unpaid principal amount of the Loans, by notice to the Borrowers declare the Loans (together with accrued interest thereon and all other amounts payable by the Borrowers hereunder) to be, and the Loans (together with accrued interest thereon and all other amounts payable by the Borrowers hereunder) shall thereupon become, immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrowers; <u>provided</u> that in the case of any of the bankruptcy Events of Default specified in Section 6.01(e) with respect to the Borrowers, without any notice to the Borrowers or any other act by the Administrative Agent or the Lenders, the Commitments shall thereupon terminate and the Loans (together with accrued interest thereon and all other amounts payable by the Borrowers hereunder) shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrowers.

SECTION 6.03.   <u>Notice of Default.</u> The Administrative Agent shall give notice to the Borrowers under Section 6.01(a) or 6.01(g) promptly upon being requested to do so by any Lender and shall thereupon notify all the Lenders thereof.

ARTICLE VII

<u>The Agents</u>

Each of the Lenders and each Issuing Bank hereby irrevocably appoints each of the Administrative Agent and the Collateral Agent as its agent and authorizes such Agent to take such actions on its behalf and to exercise such powers as are delegated to such Agent by the terms of the Loan Documents, together with such actions and powers as are reasonably incidental thereto. In addition, to the extent required under the laws of any jurisdiction, each of the Lenders hereby grants to the Collateral Agent any required powers of attorney to execute and enforce any Collateral Document governed by the laws of such jurisdiction on such Lender's behalf.

Each of the banks serving as an Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not an Agent, and such bank and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Company or any Subsidiary or other Affiliate thereof as if it were not an Agent under the Loan Documents.

The Agents shall not have any duties or obligations except those expressly set forth in the Loan Documents. Without limiting the generality of the foregoing, (a) the Agents shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing, (b) the Agents shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated by the Loan Documents that the applicable Agent is required to exercise in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 8.02) or, in the case of the Collateral Documents, the Required Secured Parties, and (c) except as expressly set forth in the Loan Documents, the Agents shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Company or any of its Subsidiaries that is communicated to or obtained by the banks serving as Agents or any of their respective Affiliates in any capacity. No

Agent shall be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 8.02) or, in the case of the Collateral Documents, the Required Secured Parties, or in the absence of its own gross negligence or willful misconduct. Each Agent shall be deemed not to have knowledge of any Default unless and until written notice thereof is given to such Agent by the Company or a Lender, and the Agents shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement, (ii) the contents of any certificate, report or other document delivered hereunder or in connection with any Loan Document, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Loan Document, (iv) the validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Article IV or elsewhere in any Loan Document, other than to confirm receipt of items expressly required to be delivered to the applicable Agent.

Each Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the proper Person. Each of the Agents also may rely upon any statement made to it orally or by telephone and believed by it to be made by the proper Person, and shall not incur any liability for relying thereon. Each Agent may consult with legal counsel (who may be counsel for the Company), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

Each of the Agents may perform any and all of its duties and exercise its rights and powers by or through any one or more sub-agents appointed by such Agent. Each of the Agents and any such sub-agent may perform any and all of its duties and exercise its rights and powers through their respective Related Parties. The exculpatory provisions of the preceding paragraphs shall apply to any such sub-agent and to the Related Parties of each Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as an Agent.

Subject to the appointment and acceptance of a successor Agent as provided in this paragraph, either Agent may resign at any time by notifying the Lenders, the Issuing Banks and the Company. Upon any such resignation, the Required Lenders (or, in the case of the Collateral Agent, the Required Secured Parties) shall have the right, in consultation with the Company, to appoint a successor. In addition, if either Agent is a Defaulting Lender due to it having had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with the reorganization or liquidation of its business or custodian appointed for it, the Required Lenders shall have the right, by notice in writing to the Company and such Agent, to remove such Agent in its capacity as such and, with the consent of the Company (not to be unreasonably withheld and except during the continuance of an Event of Default hereunder, when no consent shall be required), to appoint a successor. If no successor shall have been so appointed by the Required Lenders (or, in the case of the Collateral Agent, the Required Secured Parties) and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may, on behalf of the Lenders and the Issuing Banks, appoint a successor Agent which shall be a bank with an office in New York, New York, or an Affiliate of any such bank. Upon the acceptance of its appointment as an Agent by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations under the Loan Documents. The fees payable by the Company to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Company and such successor. After such Agent's resignation hereunder, the provisions of this Article and Section 8.03 shall continue in effect for the benefit of such retiring Agent, its sub‑agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while it was acting as an Agent.

Each Lender acknowledges that it has, independently and without reliance upon the Agents or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Agents or any other Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon any Loan Document, any related agreement or any document furnished hereunder or thereunder. The Joint Lead Arrangers and Joint Bookrunners, the Co-Syndication Agents and the Co-Documentation Agents (each as identified on the cover page of this Agreement), in their capacities as such, shall have no rights, powers, duties, liabilities, fiduciary relationships or obligations under any Loan Document or any of the other documents related hereto.

Each of the Lenders hereby (a) agrees to be bound by the provisions of the Collateral Documents, including those terms thereof applicable to the Collateral Agent and the provisions thereof authorizing the Required Secured Parties to approve amendments or modifications thereto or waivers thereof, and to control remedies thereunder, and (b) irrevocably authorizes the Collateral Agent to release any Lien on any Collateral in accordance with the Collateral Documents.

Each of the Lenders hereby (a) authorizes and instructs the Collateral Agent to enter into an Intercreditor Agreement if Indebtedness is incurred that is secured by Liens contemplated by clause (g) of Section 5.08 and (b) agrees that it will be bound by and will take no actions contrary to the provisions of such Intercreditor Agreement.

ARTICLE VIII

Miscellaneous

SECTION 8.01.   Notices. Except in the case of notices and other communications expressly permitted to be given by telephone (and subject to the last paragraph of this section), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, as follows:

(a)   if to the Borrowers, to the Company at Three Limited Parkway, P.O. Box 16000, Columbus, Ohio 43216, Attention of Treasurer (Telecopy No. 614-577-3180, email: Treasury@lb.com and TreasuryCashManagement@lb.com) with copy to General Counsel (Telecopy No. 614-415-7188, email: generalcounsel@lb.com);

(b)   if to the Administrative Agent to request a Borrowing in Pounds Sterling, to J.P. Morgan Europe Limited, Loans Agency 6th Floor, 25 Bank Street, Canary Wharf, London E145JP, United Kingdom, Attention: Loans Agency (Telecopy No. +44 20 7777 2360);

(c)   if to either Agent for any other purpose, to JPMorgan Chase Bank, N.A., Loan and Agency Services Group, Attention of Nathan Parmenter, 500 Stanton Christiana Rd, Ops 2 Floor 3, Newark, DE 19713 (Telecopy No. 302-634-4733 , email: Nathan.t.Parmenter@jpmorgan.com), with a copy to JPMorgan Chase Bank, N.A., 383 Madison Avenue, 24th Floor, New York, New York 10179, Attention of Iryna A Chakanava (Telecopy No. 212-270-6637);

(d)   if to an Issuing Bank, as applicable, to it at (i) JPMorgan Chase Bank, N.A., Attention of Nathan Parmenter, 500 Stanton Christiana Rd, Ops 2 Floor 3, Newark, DE 19713 (Telecopy No. 302-634-4733 , email: Nathan.t.Parmenter@jpmorgan.com), (ii) Citibank, N.A., Attention of Dinesh Kumar, 1615 Brett Rd, New Castle, DE 19720 (Telecopy No. 646-274-5000), (iii) Bank of America, N.A., Attention of Alfonso Malave, Standby L/C Department, MC: PA6-580-02-30, One Fleet Way, Scranton, PA 18507-1999 (Telecopy No. 1-800-370-8743), (iv) Wells Fargo Bank, N.A., Attention of Lisa Mickelson, 90 South 7th Street, Minneapolis, MN, 55402 (Telecopy No. 877-302-0076), (v) HSBC Bank USA, N.A., Attention of Claudette Stultz, 2 Hanson Place, 14th Floor, Brooklyn, NY 11217 (Telecopy No. 718-488-4837, claudette.stultz@us.hsbc.com) or (vi) to it at its address (or telecopy number) specified in writing to the Company and the Administrative Agent in accordance with this Section 8.01);

Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices delivered through electronic communications to the extent provided in the immediately subsequent paragraph below, shall be effective as provided in said paragraph.

Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices pursuant to Article II unless otherwise agreed by the Administrative Agent and the applicable Lender. Either Agent or the Company may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgment from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgment), provided that if such notice or other communication is not given during the normal business hours of the recipient, such notice or communication shall be deemed to have been given at the opening of business on the next Business Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

SECTION 8.02.   Waivers; Amendments. (%3) No failure or delay by the Administrative Agent, any Issuing Bank or any Lender in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent, any Issuing Bank and the Lenders hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by any Borrower therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent, any Lender or any Issuing Bank may have had notice or knowledge of such Default at the time.

(b)   Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrowers and the Required Lenders or by the Borrowers and the Administrative Agent with the consent of the Required Lenders; provided that no such agreement shall (i) increase the Commitment of any Lender without the written consent of such Lender, (ii) reduce the principal amount of any Loan or LC Disbursement or reduce the rate of interest thereon, or reduce any fees payable by the Borrowers hereunder, without the written consent of each Lender affected thereby, (iii) postpone the scheduled date of payment of the principal amount of any Loan or LC Disbursement, or any interest thereon, or any fees payable by the Borrowers hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each Lender affected thereby, (iv) change Section 2.17(b) or (c) in a manner that would alter the pro rata sharing of payments required thereby, without the written consent of each Lender, or (v) change any of the provisions of this Section or the definition of "Required Lenders" or any other provision hereof specifying the number or percentage of Lenders (or Lenders of any Class) required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender (or each Lender of such Class, as the case may be); provided further that (i) no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent or any Issuing Bank hereunder without the prior written consent of the Administrative Agent or any Issuing Bank, as the case may be, and (ii) any waiver, amendment or modification of this Agreement that by its terms affects the rights or duties under this Agreement of the Lenders of any Class (but not the Lenders of other Classes) may be effected by an agreement or agreements in writing entered into by the Company and requisite percentage in interest of the affected Class of Lenders. Notwithstanding the foregoing, any provision of this Agreement may be amended by an agreement in writing entered into by the Borrowers, the Required Lenders and the Administrative Agent (and, if their rights or obligations are affected thereby, any Issuing Bank) if (i) by the terms of such agreement the Commitment of each Lender not consenting to the amendment provided for therein shall terminate upon the effectiveness of such amendment and (ii) at the time such amendment becomes effective, each Lender not consenting thereto receives payment in full of the principal of and interest accrued on each Loan made by it and all other amounts owing to it or accrued for its account under this Agreement.

SECTION 8.03. Expenses; Indemnity; Damage Waiver. (%3) The Company shall pay (i) all reasonable out‑of‑pocket expenses incurred by the Agents and their respective Affiliates, including the reasonable fees, charges and disbursements of a single counsel for the Agents, as applicable, in connection with the syndication of the credit facilities provided for herein, the preparation and administration of the Loan Documents or any amendments, modifications or waivers of the provisions thereof (whether or not the transactions contemplated hereby or thereby shall be consummated) and (ii) if an Event of Default occurs, all reasonable out-of-pocket expenses incurred by either Agent, any Issuing Bank or any Lender, including the fees, charges and disbursements of any counsel for either Agent, any Issuing Bank or any Lender, in connection with the enforcement or protection of its rights in connection with the Loan Documents.

(a) The Company shall indemnify each Agent, any Issuing Bank and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an "Indemnitee") against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the reasonable fees, charges and disbursements of any counsel for any Indemnitee in connection with any investigative, administrative or judicial proceeding, whether or not such Indemnitee shall be designated a party thereto, which may be incurred by any Indemnitee, relating to or arising out of any actual or proposed use of proceeds of Loans hereunder for the purpose of acquiring equity securities of any Person or any exercise of remedies under the Loan Documents; <u>provided</u> that no Indemnitee shall have the right to be indemnified hereunder (i) with respect to the acquisition of equity securities of a wholly-owned Subsidiary, or of a Person who prior to such acquisition did not conduct any business or (ii) for its own gross negligence or willful misconduct.

(b)   To the extent that the Company fails to pay any amount required to be paid by it to either Agent or any Issuing Bank under paragraph (a) or (b) of this Section, (i) each Lender, in the case of this Agreement, severally agrees to pay to the Administrative Agent or Issuing Bank, as the case may be, such Lender's ratable share (determined in accordance with such Lender's share of the total Commitments or, if the Commitments have terminated, the total Revolving Credit Exposures, in each case as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount and (ii) each Secured Party, in the case of the Collateral Agreement, severally agrees to pay to the Collateral Agent such Secured Party's ratable share (determined in accordance with such Secured Party's share of the Obligations) of such unpaid amount; <u>provided</u> that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against such Agent or Issuing Bank in its capacity as such.

(c)   To the extent permitted by applicable law, no Borrower shall assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, the Loan Documents or any agreement or instrument contemplated hereby, the Transactions, any Loan or Letter of Credit or the use of the proceeds thereof; <u>provided</u> that the foregoing waiver shall not apply to special, indirect or consequential damages (but shall apply to punitive damages) attributable to the failure of a Lender to fund Loans, when required to do so hereunder, promptly after the receipt of notice of such failure.

(d)   All amounts due under this Section shall be payable promptly after written demand therefor.

SECTION 8.04.   <u>Successors and Assigns.</u> (%3) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of any Issuing Bank that issues any Letter of Credit), except that (i) other than pursuant to a merger permitted under Section 5.12, no Borrower may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by a Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of any

Issuing Bank that issues any Letter of Credit), Participants (to the extent provided in paragraph (c) of this Section) and, to the extent expressly contemplated hereby, the Related Parties of each of the Agents, any Issuing Bank and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(a)   (i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld) of:

(A)   the Company; provided that no consent of the Company shall be required for an assignment to a Lender, an Affiliate of a Lender, an Approved Fund or, if an Event of Default has occurred and is continuing, any other assignee;

(B)   the Administrative Agent; and

(C)   in the case of any assignment of all or a portion of the Commitments of any Class under which Letters of Credit may be issued hereunder, each Issuing Bank of such Class.

(ii) Assignments shall be subject to the following additional conditions:

(A)   except in the case of an assignment to a Lender or an Affiliate of a Lender or an assignment of the entire remaining amount of the assigning Lender's Commitment or Loans of any Class, the amount of the Commitment or Loans of any Class of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than $10,000,000 unless each of the Company and the Administrative Agent otherwise consents; provided that no such consent of the Company shall be required if an Event of Default has occurred and is continuing;

(B)   each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement as such rights and obligations relate to the Class of Loans or Commitments being assigned; provided that this clause shall not apply to rights in respect of outstanding Competitive Loans;

(C)   the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500;

(D)   the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire; and

(E) no assignment shall be made to the Company or any of its Affiliates.

For purposes of this Section 8.04(b), the term "Approved Fund" has the following meaning:

"Approved Fund" means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by a Lender, an Affiliate of a Lender or an entity or an Affiliate of an entity that administers or manages a Lender.

(iii) Subject to acceptance and recording thereof pursuant to paragraph (b)(iv) of this Section, from and after the effective date specified in each Assignment and Assumption the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.14, 2.15, 2.16, 2.21 and 8.03). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 8.04 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (c) of this Section.

(iv) The Administrative Agent, acting for this purpose as an agent of the Company, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loans and LC Disbursements owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive, in the absence of manifest error, and the Borrowers, the Administrative Agent, any Issuing Bank and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrowers, any Issuing Bank and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(v) Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee's completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this

Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(b)   (i) Any Lender may, without the consent of the Borrowers, the Administrative Agent or any Issuing Bank, sell participations to one or more banks or other entities (a "Participant") in all or a portion of such Lender's rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans owing to it); provided that (A) such Lender's obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrowers, the Administrative Agent, any Issuing Bank and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce the Loan Documents and to approve any amendment, modification or waiver of any provision of the Loan Documents; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in clause (i), (ii), (iii) or (iv) of the first proviso to Section 8.02(b) that affects such Participant. Subject to paragraph (c)(ii) of this Section, the Borrowers agree that each Participant shall be entitled to the benefits of Sections 2.14, 2.15, 2.16 (subject to the requirements and limitations therein) and 2.21 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 8.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.17(c) as though it were a Lender.

(i) A Participant shall not be entitled to receive any greater payment under Section 2.14, 2.16 or 2.21 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Company's prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 2.16 unless the Company is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrowers, to comply with Section 2.16(e) as though it were a Lender.

(ii) Each Lender that sells a participation shall, acting solely for this purpose as an agent of the Borrowers, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant's interest in the Loans or other obligations under the Loan Documents (the "Participant Register"); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register to any

Person (including the identity of any Participant or any information relating to a Participant's interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(c)   Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

SECTION 8.05.   Survival. All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to any Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent, any Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated. The provisions of Sections 2.14, 2.15, 2.16, 2.21 and 8.03 and Article VII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans, the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any provision hereof.

SECTION 8.06.   Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent and the initial Lenders constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. This Agreement shall become effective as provided in the Restatement Agreement.

SECTION 8.07.   Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

SECTION 8.08.   Right of Setoff. If any Event of Default shall have occurred and be continuing, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Lender or Affiliate to or for the credit or the account of any Borrower against any and all the obligations then due of such Borrower now or hereafter existing under this Agreement held by such Lender. The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of setoff) which such Lender may have.

SECTION 8.09.   Governing Law; Jurisdiction; Consent to Service of Process. (%3) This Agreement shall be construed in accordance with and governed by the law of the State of New York.

(a)   Each Borrower hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to any Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees, to the fullest extent permitted under applicable law, that all claims in respect of any such action or proceeding may be heard and determined in such New York State or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in any Loan Document shall affect any right that either Agent, any Issuing Bank or any Lender may otherwise have to bring any action or proceeding relating to any Loan Document against any Borrower or its properties in the courts of any jurisdiction.

(b)   Each Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to any Loan Document in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c)   Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.01. Nothing in any Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

SECTION 8.10.   WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO ANY LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

SECTION 8.11.   Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

SECTION 8.12.   Confidentiality. Each of the Agents, any Issuing Bank and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its and its Affiliates' directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies under any Loan Document or any suit, action or proceeding relating to any Loan Document or the enforcement of rights thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement, (g) with the consent of the Company or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to either Agent, any Issuing Bank or any Lender on a nonconfidential basis from a source other than the Company or the Subsidiaries. For the purposes of this Section, "Information" means all information received from the Company or any Subsidiary relating to the Company, the Company's business, a Subsidiary or a Subsidiary's business, other than any such information that is available to either Agent, any Issuing Bank or any Lender on a nonconfidential basis prior to disclosure by the Company or the Subsidiaries. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

SECTION 8.13.   Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts which are treated as interest on such Loan under applicable law (collectively the "Charges"), shall exceed the maximum lawful rate (the "Maximum Rate") which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with applicable law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

SECTION 8.14.   Collateral. Each of the Lenders represents to the Agents and each of the other Lenders that it in good faith is not relying upon any "margin stock" (as defined in Regulation U of the Board) as collateral in the extension or maintenance of the credit provided for in this Agreement. In addition, no Borrower will use or permit any proceeds of the Loans to be used in any manner which would violate or cause any Lender to be in violation of Regulation U of the Board.

SECTION 8.15.   USA Patriot Act. Each Lender hereby notifies the Borrowers that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "Patriot Act") it is required to obtain, verify and record information that identifies each Borrower, which information includes the name and address of each Borrower and other information that will allow such Lender to identify each Borrower in accordance with the Patriot Act.

SECTION 8.16.   Canadian Anti-Money Laundering Legislation.

(d)   The Loan Parties acknowledge that, pursuant to the *Proceeds of Crime (Money Laundering) and Terrorist Financing Act* (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and "know your client" laws (collectively, including any guidelines or orders thereunder, "AML Legislation"), the Lenders may be required to obtain, verify and record information regarding the Loan Parties, their directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Loan Parties, and the transactions contemplated hereby. The Loan Parties shall promptly provide all such information in their possession, including supporting documentation and other evidence, as may be reasonably requested by any Lenders, or any prospective assignee or participant of a Lender, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

(e)   If the Administrative Agent has ascertained the identity of any Loan Party or any authorized signatories of any Loan Party for the purposes of applicable AML Legislation, then the Administrative Agent:

(i) shall be deemed to have done so as an agent for each Lender, and this Agreement shall constitute a "written agreement" in such regard between the Administrative Agent and each other Lender within the meaning of the applicable AML Legislation; and

(ii) shall provide to each Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

(f)   Notwithstanding the preceding sentence and except as may otherwise be agreed in writing, each of the Lenders agrees that the Administrative Agent has no obligation to ascertain the identity of any Loan Party or any authorized signatories of any Loan Party on behalf of any Credit Party, or to confirm the completeness or accuracy of any information it obtains from any Loan Party or any such authorized signatory in doing so.

SECTION 8.17.   Continuing Obligations. On the Restatement Effective Date, this Agreement shall amend and restate the Existing Credit Agreement in its entirety but, for the avoidance of doubt, shall not constitute a novation of the parties' rights and obligations thereunder. On the Restatement Effective Date, the rights and obligations of the parties hereto evidenced by the Existing Credit Agreement shall be evidenced by this Agreement and the other Loan Documents, the "Loans" as defined in the Existing Credit Agreement shall remain outstanding and be continued as, and converted to, Loans as defined herein and the Existing Letters of Credit issued by the Issuing Banks (as defined in the Existing Credit Agreement) for the account of the Company prior to the Restatement Effective Date shall remain issued and outstanding and shall be deemed to be Letters of Credit under this Agreement, and shall bear interest and be subject to such other fees as set forth in this Agreement. All interest and fees and expenses, if any, owing or accruing under or in respect of the Existing Credit Agreement through the Restatement Effective Date (including any Eurodollar Breakage Costs, as defined therein) shall be calculated as of the Restatement Effective Date (pro-rated in the case of any fractional periods), and shall be paid on the Restatement Effective Date. The Lenders' interests in the Loans and participations in the Letters of Credit will be allocated on the Restatement Effective Date in accordance with each Lender's applicable commitment percentage. On the Restatement Effective Date, (a) the Commitment of each Lender that is a party to the Existing Credit Agreement but is not a party to this Agreement (an "Exiting Lender") will be terminated, all outstanding Obligations owing to the Exiting Lenders will be repaid in full, and each Exiting Lender will cease to be a Lender under the Existing Agreement and will not be a Lender under this Agreement and (b) each Person listed on Schedule 2.01 to this Agreement will be a Lender under this Agreement with the Commitment set forth opposite its name on Schedule 2.01.

SECTION 8.18.   Judgment Currency. (%3) If, for the purpose of obtaining judgment in any court, it is necessary to convert a sum owing hereunder in US Dollars into another currency, each party hereto agrees, to the fullest extent that it may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures in the relevant jurisdiction US Dollars could be purchased with such other currency on the Business Day immediately preceding the day on which final judgment is given.

(a)   The obligations of each party hereto in respect of any sum due to any other party hereto or any holder of the obligations owing hereunder (the "Applicable Creditor") shall, notwithstanding any judgment in a currency (the "Judgment Currency") other than US Dollars, be discharged only to the extent that, on the Business Day following receipt by the Applicable Creditor of any sum adjudged to be so due in the Judgment Currency, the Applicable Creditor may in accordance with normal banking procedures in the relevant jurisdiction purchase US Dollars with the Judgment Currency; if the amount of US Dollars so purchased is less than the sum originally due to the Applicable Creditor in US Dollars, such party agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Applicable Creditor against such deficiency. The obligations of the parties contained in this Section shall survive the termination of this Agreement and the payment of all other amounts owing hereunder.

SECTION 8.19.   Liability of Foreign Borrowers. Notwithstanding anything to the contrary contained herein or in any other Loan Document, each Foreign Borrower shall only be obligated for the principal of, interest on and other amounts payable in respect of Loans made to, and Letters of Credit issued for the account of, such Foreign Borrower, and cash collateral provided by any Foreign Borrower pursuant to Section 2.05(j) or Section 2.19(a) shall secure only such obligations.

Commitments

Lender	Commitment – multicurrency tranche	Commitment – USD only tranche
JPMorgan Chase Bank, N.A.	$101,666,667.00	
Bank of America, N.A.	$101,666,666.50	
Citibank, N.A.	$101,666,666.50	
HSBC Bank USA, N.A.	$75,000,000.00	
Wells Fargo Bank N.A.	$75,000,000.00	
The Bank of Tokyo-Mitsubishi UFJ, Ltd.		$50,000,000.00
KeyBank National Association	$50,000,000.00	
Mizuho Bank, Ltd.	$50,000,000.00	
The Royal Bank of Scotland plc	$50,000,000.00	
U.S. Bank National Association	$50,000,000.00	
PNC Bank, National Association	$35,000,000.00	
Santander Bank, N.A.	$35,000,000.00	
The Bank of Nova Scotia	$35,000,000.00	
Fifth Third Bank	$35,000,000.00	
The Huntington National Bank	$35,000,000.00	
Standard Chartered Bank	$35,000,000.00	
TD Bank, N.A.	$35,000,000.00	
The Northern Trust Company		$25,000,000.00
Amalgamated Bank		$25,000,000.00
TOTAL	**$900,000,000.00**	**$100,000,000.00**

Disclosed Matters

The litigation referred to in Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 3, 2014.

Consolidated Domestic Subsidiaries

	Subsidiary Name	Jurisdiction of Organization	Material Subsidiary as of the Restatement Effective Date (Yes/No)
1.	Abco, LLC	Delaware	No
2.	American Apparel Investments, Inc.	Delaware	No
4.	Aura Science, LLC	Delaware	No
5.	Bath & Body Works Brand Management, Inc.	Delaware	Yes
6.	Bath & Body Works Direct, Inc.	Delaware	No
7.	Bath & Body Works GC, LLC	Ohio	No
8.	Bath & Body Works, LLC	Delaware	Yes
9.	beautyAvenues, LLC	Delaware	Yes
10.	Bendelco, Inc.	Delaware	No
12.	Brymark, Inc.	Delaware	No
13.	Distribution Land Corp.	Delaware	No
14.	Far West Factoring, LLC	Nevada	No
15.	Henri Bendel, Inc.	Delaware	No
16.	I.B.I. Holdings, Inc.	Nevada	No
17.	Independent Production Services, Inc.	Delaware	No
18.	Intermark Development Group, Inc.	Delaware	No
19.	Intimate Brands Holding, LLC	Delaware	Yes
20.	Intimate Brands, Inc.	Delaware	Yes
21.	Intimissimi GC, LLC	Ohio	No
22.	L Brands (Overseas), Inc.	Delaware	No
23.	L Brands Direct Fulfillment, Inc.	Delaware	Yes
24.	L Brands Direct Marketing, Inc.	Delaware	No
25.	L Brands Direct Media Production, Inc.	Delaware	No
26.	L Brands New York, Inc.	Delaware	No
27.	L Brands Service Company, LLC	Delaware	Yes
28.	L Brands Store Design & Construction, Inc.	Delaware	Yes
29.	L Brands, Inc.	Delaware	No
30.	La Senza Stores GC, LLC	Ohio	No
31.	La Senza Stores, LLC	Delaware	No
32.	La Senza, Inc.	Delaware	Yes
33.	Limco, Inc.	Delaware	No
34.	LOI Holdings LLC	Delaware	No
35.	Lone Mountain Factoring, LLC	Nevada	No
36.	Lord Murphy Properties, LLC	Delaware	No
37.	MA Holdings, Inc.	Nevada	No
38.	Mast Industries Sourcing, Inc.	Delaware	No
39.	Mast Industries, Inc.	Delaware	Yes

	Subsidiary Name	Jurisdiction of Organization	Material Subsidiary as of the Restatement Effective Date (Yes/No)
40.	Mast Logistics Services, Inc.	Delaware	No
41.	Mast Technology Services, Inc.	Delaware	No
42.	New Vision (U.S.), Inc.	Delaware	No
43.	Niacorp Commercial, Inc.	Nevada	No
44.	OHI Holdings, LLC	Delaware	No
45.	Oldco, Inc.	Delaware	No
46.	Overseas Holdings, Inc.	Delaware	No
47.	PENHAL Investments, Inc.	Delaware	No
48.	Retail Brands Assets, Inc.	Delaware	No
49.	Retail Brands Direct, Inc.	Delaware	No
50.	Retail Brands Factoring Inc.	Nevada	No
51.	Retail Brands Service Corporation II	Delaware	No
52.	Retail Brands Specialties, Inc.	Delaware	No
53.	Retail Brokerage Solutions, Inc.	Delaware	No
54.	Retail Store Operations, Inc.	Delaware	No
55.	Slatkin & Co., Inc.	New York	No
56.	Victoria's Secret Beauty Company	Delaware	No
57.	Victoria's Secret Direct Brand Management, LLC	Delaware	Yes
58.	Victoria's Secret Direct GC, LLC	Ohio	No
59.	Victoria's Secret Direct New York, LLC	Delaware	No
60.	Victoria's Secret Stores Brand Management, Inc.	Delaware	Yes
61.	Victoria's Secret Stores GC, LLC	Ohio	No
62.	Victoria's Secret Stores, LLC	Delaware	Yes

Existing Liens

NONE.

Restrictive Agreements

1. Indenture dated as of March 15, 1988 between the Company and The Bank of New York, as Trustee (the "**1988 Indenture**").

2. First Supplemental Indenture to the 1988 Indenture dated as of May 31, 2005 among the Company, The Bank of New York, as Resigning Trustee, and The Bank of New York Mellon Trust Company, N.A., as Successor Trustee.

3. Second Supplemental Indenture to the 1988 Indenture dated as of July 17, 2007 between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee.

4. Indenture dated as of February 19, 2003 between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee.

5. Indenture dated as of June 19, 2009 among the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee.

6. Third Supplemental Indenture to the 1988 Indenture dated as of May 4, 2010 between the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee.

7. Fourth Supplemental Indenture to the 1988 Indenture dated as of January 29, 2011 between the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee.

8. Fifth Supplemental Indenture to the 1988 Indenture dated as of March 25, 2011 between the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee.

9. Sixth Supplemental Indenture to the 1988 Indenture dated as of February 7, 2012 among the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee.

10. Seventh Supplemental Indenture to the 1988 Indenture dated as of March 22, 2013 between the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee.

    Eighth Supplemental Indenture to the 1988 Indenture dated as of October 16, 2013 between the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee.

EXHIBIT A
TO THE AMENDED AND RESTATED
FIVE -YEAR REVOLVING CREDIT AGREEMENT

[FORM OF]

ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (the "Assignment and Assumption") is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the "Assignor") and [Insert name of Assignee] (the "Assignee"). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, the "Credit Agreement"), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of the Assignor's rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including any letters of credit included in such facilities) and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as the "Assigned Interest"). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1. Assignor:

2. Assignee:
[and is an Affiliate/Approved Fund of [Identify Lender]][1]

3. Borrowers: L Brands, Inc., L (Overseas) Holdings LP, Canadian Retail Holdings Corporation, Victoria's Secret UK Limited, Mast Industries (Far East) Limited

4. Administrative Agent: JPMorgan Chase Bank, N.A., as the Administrative Agent under the Credit Agreement

5. Credit Agreement: The Amended and Restated Five-Year Revolving Credit Agreement dated as of July 18, 2014, among L Brands, Inc., the Borrowing Subsidiaries thereto, the Lenders parties thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and the other agents parties thereto.

6. Assigned Interest:

Class of Commitment/Loans Assigned	Aggregate Amount of Commitment/ Loans of such Class for all Lenders	Amount of Commitment/Loans of such Class Assigned	Percentage Assigned of Commitment/ Loans of such Class[2]
	$	$	%

Effective Date: _____ ___, 20__ [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR].

_____

[1] Select as applicable.
[2] Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders.

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR [NAME OF ASSIGNOR],

by

_____

Title:

ASSIGNEE [NAME OF ASSIGNEE],

by

_____

Title:

Consented to and Accepted:

JPMORGAN CHASE BANK, N.A.,
as Administrative Agent,

by

_____

Title:

Consented to:

L BRANDS, INC.,

by

_____

Title:

ANNEX 1
TO EXHIBIT A

L BRANDS, INC.

AMENDED AND RESTATED FIVE-YEAR REVOLVING CREDIT AGREEMENT

STANDARD TERMS AND CONDITIONS FOR

ASSIGNMENT AND ASSUMPTION

1. Representations and Warranties.

1.1 Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other agreement, instrument or document related thereto (each, a "Loan Document"), (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents, (iii) the financial condition of the Company, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Company, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2. Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it satisfies the requirements, if any, specified in the Credit Agreement that are required to be satisfied by it in order to acquire the Assigned Interest and become a Lender, (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 5.01 thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender and (v) if it is a Foreign Lender, attached to this Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit

Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2. <u>Payments.</u> From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued to but excluding the Effective Date and to the Assignee for amounts which have accrued from and after the Effective Date.

3. <u>General Provisions.</u> This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of New York.

TO EXHIBIT B-1
TO THE AMENDED AND RESTATED
FIVE-YEAR REVOLVING CREDIT AGREEMENT

[FORM OF]

ADDITIONAL BORROWER AGREEMENT dated as of [•], among L BRANDS, INC., a Delaware corporation (the "Company"), [Name of Additional Borrower], a [ ] corporation (the "Additional Borrower"), and JPMorgan Chase Bank, N.A., as Administrative Agent (the "Administrative Agent").

Reference is hereby made to the Five-Year Credit Agreement dated as of July 18, 2014 (as amended, supplemented or otherwise modified from time to time, the "Credit Agreement"), among the Company, the Borrowing Subsidiaries, the Lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

The Company and the Additional Borrower desire that the Additional Borrower become a Borrowing Subsidiary [with respect to the Class or Classes set forth on Annex I hereto][1] under the Credit Agreement. The Company represents that the Additional Borrower is a Subsidiary organized under the laws of [ ], and that the representations and warranties of the Company in the Credit Agreement are true and correct in all material respects on and as of the date hereof after giving effect to this Agreement (it being understood that the representations and warranties in Sections 3.04 and 3.05 shall be deemed for purposes of this Agreement to refer to the financial statements most recently delivered under Section 5.01 and to the date thereof at all times after the first such delivery thereunder rather than to the dates and financial statements specified in Sections 3.04 and 3.05). The Company agrees that the Guarantee of the Company contained in the Credit Agreement will apply to the Obligations of the Additional Borrower. Upon execution of this Agreement by each of the Company, the Additional Borrower, the Lenders [with respect to the Class or Classes set forth on Annex I hereto][2] and the Administrative Agent, the Additional Borrower shall be a party to the Credit Agreement and shall constitute a "Borrowing Subsidiary" for all purposes thereof [with respect to the Class or Classes set forth on Annex I hereto][3], and the Additional Borrower hereby agrees to be bound by all provisions of the Credit Agreement.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

---

[1] NTD: Include if Additional Borrower is to be a Borrowing Subsidiary for less than all Classes.

[2] NTD: Include if Additional Borrower is to be a Borrowing Subsidiary for less than all Classes.

[3] NTD: Include if Additional Borrower is to be a Borrowing Subsidiary for less than all Classes.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their authorized officers as of the date first appearing above.

Consented to (if required):

L BRANDS, INC.,

By

_____
    Name:
    Title:

                  [NAME OF NEW BORROWING SUBSIDIARY]

                    by

                       _____
                       Name:
                       Title:

                  [LENDERS WITH RESPECT TO APPLICABLE CLASS OR CLASSES]

                    by

                       _____
                       Name:
                       Title:

                  JPMORGAN CHASE BANK, N.A., as Administrative Agent,
                    by

                       _____
                       Name:
                       Title:

EXHIBIT B-2
TO THE AMENDED AND RESTATED
FIVE-YEAR REVOLVING CREDIT AGREEMENT

[FORM OF]

BORROWING SUBSIDIARY TERMINATION

JPMorgan Chase Bank, N.A.,
as Administrative Agent
for the Lenders referred to below
c/o JPMorgan Chase Bank, N.A.,
as Administrative Agent
383 Madison Avenue
New York, NY 10179

[Date]

Ladies and Gentlemen:

The undersigned, L Brands, Inc. (the "Company"), refers to the Amended and Restated Five-Year Revolving Credit Agreement dated as of July 18, 2014 (as amended, supplemented or otherwise modified from time to time, the "Credit Agreement"), among the Company, the Borrowing Subsidiaries, the Lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

The Company hereby terminates the status of [ ] (the "Terminated Borrowing Subsidiary") as a Borrowing Subsidiary under the Credit Agreement. The Company represents and warrants that no Loans made to the Terminated Borrowing Subsidiary are outstanding as of the date hereof and that all amounts payable by the Terminated Borrowing Subsidiary in respect of interest and/or fees (and, to the extent notified by the Administrative Agent or any Lender, any other amounts payable under the Credit Agreement) pursuant to the Credit Agreement have been paid in full on or prior to the date hereof.

Very truly yours,

L BRANDS, INC.,

by

____
Name:
Title:

AMENDED AND RESTATED
GUARANTEE AND COLLATERAL AGREEMENT

dated as of

July 18, 2014,

Amending and Restating the
Guarantee and Collateral Agreement
dated as of February 19, 2009,
Previously Amended as of July 10, 2009 and July 15, 2011

among

L BRANDS, INC.,

THE SUBSIDIARIES OF L BRANDS, INC.
IDENTIFIED HEREIN

and

JPMORGAN CHASE BANK, N.A.,

as Collateral Agent

TABLE OF CONTENTS

ARTICLE VI

Indemnity, Subrogation and Subordination

ARTICLE VII

Miscellaneous

Schedules

Exhibits

AMENDED AND RESTATED GUARANTEE AND COLLATERAL AGREEMENT dated as of July 18, 2014, among L BRANDS, INC. (f/k/a Limited Brands, Inc.), the Subsidiaries from time to time party hereto and JPMORGAN CHASE BANK, N.A., as Collateral Agent.

Reference is made to the Amended and Restated Five-Year Revolving Credit Agreement dated as of February 19, 2009 (as amended and as currently in effect, the "*Existing Credit Agreement*"), among Limited Brands, Inc. (the "*Company*"), the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent. Subject to the terms and conditions set forth in the Amendment and Restatement Agreement, dated as of July 18, 2014 (the "*Restatement Agreement*"), among the Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative and collateral agent, the Lenders have agreed to amend and restate the Existing Credit Agreement (as so amended and restated, and as amended, amended and restated, supplemented or otherwise modified from time to time, the "*Credit Agreement*"). The amendment and restatement of the Existing Credit Agreement is conditioned upon, among other things, the execution and delivery of this Agreement, which amends and restates the existing Collateral Agreement as defined in the Existing Credit Agreement (the "*Existing Collateral Agreement*"). The Subsidiary Parties are subsidiaries of the Company, will derive substantial benefits from the amendment and restatement of the Existing Credit Agreement and are willing to execute and deliver this Agreement in order to induce the Lenders to consent thereto. Accordingly, the parties hereto agree as follows:

ARTICLE I

Definitions

SECTION 1.01.   *Defined Terms*. %3.Each capitalized term used but not defined herein shall have the meaning or meanings specified in the Credit Agreement. Each term defined in the New York UCC and not defined in this Agreement shall have the meaning specified therein. The term "instrument" shall have the meaning specified in Article 9 of the New York UCC.

(a)   The rules of construction specified in Sections 1.03 and 1.04 of the Credit Agreement also apply to this Agreement.

SECTION 1.02.   *Other Defined Terms*. As used in this Agreement, the following terms have the meanings specified below:

"*Account Debtor*" means any Person who is or who may become obligated to any Grantor under, with respect to or on account of an Account.

"*Agents*" means the Administrative Agent under the Credit Agreement and the Collateral Agent.

"*Article 9 Collateral*" has the meaning assigned to such term in Section 4.01.

"*Borrowing Subsidiary*" has the meaning assigned to such term in Section 1.01 of the Credit Agreement.

"*Collateral*" means Article 9 Collateral and Pledged Collateral.

"*Collateral Agent*" means JPMorgan Chase Bank, N.A., in its capacity as collateral agent for the Lenders under the Credit Agreement.

"*Commodity Exchange Act*" means the Commodity Exchange Act (7 U.S.C. § 1 et seq.) and any successor statute, and any rule, regulation, or order promulgated thereunder, in each case as amended from time to time.

"*Company*" has the meaning assigned to such term in the introductory paragraph to this Agreement.

"*Contributing Party*" has the meaning assigned to such term in Section 6.02.

"*Copyright License*" means any written agreement, now or hereafter in effect, granting to any third party any right now or hereafter in existence under any Copyright now or hereafter owned by any Grantor or that such Grantor otherwise has the right to license, or granting any right to any Grantor under any Copyright now or hereafter owned by any third party, or that a third party now or hereafter otherwise has the right to license and all rights of such Grantor under any such agreement.

"*Copyrights*" means, with respect to any Person, all of the following now owned or hereafter acquired by such Person: (a) all copyright rights in any work subject to the copyright laws of the United States or any other country, whether as author, assignee, transferee or otherwise, and (b) all registrations and applications for registration of any such copyright in the United States or any other country, including registrations, recordings, supplemental registrations and pending applications for registration in the United States Copyright Office (or any similar office in any other country).

"*Credit Agreement*" has the meaning assigned to such term in the introductory paragraph of this Agreement.

"*Excluded Property*" means (a) any aircraft, motor vehicle, Fixture or Deposit Account and (b) any Intellectual Property that is usable primarily, or for use primarily, outside of the United States; *provided* that the treatment of Deposit Accounts as "Excluded Property" shall not be construed to result in Proceeds of Collateral being treated as "Excluded Property".

"*Excluded Swap Obligation*" means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the Guarantee of such

Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any Guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor's failure for any reason to constitute an "*eligible contract participant*" as defined in the Commodity Exchange Act and the regulations thereunder at the time the Guarantee of such Guarantor or the grant of such security interest becomes or would become effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee or security interest is or becomes illegal.

"*Existing Credit Agreement*" has the meaning assigned to such term in the introductory paragraph to this Agreement.

"*Existing Collateral Agreement*" has the meaning assigned to such term in the introductory paragraph of this Agreement.

"*Existing Indentures*" means (a) the Indenture dated as of March 15, 1988 between the Company (f/k/a Limited Brands, Inc., f/k/a The Limited, Inc.) and The Bank of New York, as Trustee (the "*1988 Indenture*") as supplemented by the First Supplemental Indenture to the 1988 Indenture dated as of May 31, 2005 among the Company (f/k/a Limited Brands, Inc., f/k/a The Limited, Inc.), The Bank of New York, as Resigning Trustee, and The Bank of New York Mellon Trust Company, N.A., as Successor Trustee, the Second Supplemental Indenture to the 1988 Indenture dated as of July 17, 2007 between the Company (f/k/a Limited Brands, Inc., f/k/a The Limited, Inc.) and The Bank of New York Mellon Trust Company, N.A., as Trustee, the Third Supplemental Indenture to the 1988 Indenture dated as of May 4, 2010 between the Company (f/k/a Limited Brands, Inc., f/k/a The Limited, Inc.), the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee, the Fourth Supplemental Indenture to the 1988 Indenture dated as of January 29, 2011 between the Company (f/k/a Limited Brands, Inc., f/k/a The Limited, Inc.), the guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee, the Fifth Supplemental Indenture to the 1988 Indenture dated as of March 25, 2011 between the Company (f/k/a Limited Brands, Inc., f/k/a The Limited, Inc.), the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee, the Sixth Supplemental Indenture to the 1988 Indenture dated as of February 7, 2012 among the Company (f/k/a Limited Brands, Inc., f/k/a The Limited, Inc.), the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee, the Seventh Supplemental Indenture to the 1988 Indenture dated as of March 22, 2013 between the Company (f/k/a Limited Brands, Inc., f/k/a The Limited, Inc.), the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee and the Eighth Supplemental Indenture to the 1988 Indenture dated as of October 16, 2013 between the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee, (b) the Indenture dated as of February 19, 2003 between the Company (f/k/a Limited Brands, Inc., f/k/a The Limited, Inc.) and The Bank of New York Mellon Trust Company, N.A., as Trustee (the "*2003 Indenture*") and (c) the Indenture dated as of June 19, 2009 among the Company (f/k/a Limited Brands, Inc., f/k/a The Limited, Inc.), the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee (the "*2009 Indenture*").

"*Existing LC Obligations*" means any obligations of the Company or any Consolidated Subsidiary in respect of any letters of credit (or any bankers acceptances resulting therefrom) outstanding on the Restatement Effective Date that were issued by any Lender or any Affiliate of a Lender, and identified to the Collateral Agent and the Company within three Business Days after the Restatement Effective Date.

"*Federal Securities Laws*" has the meaning assigned to such term in Section 5.04.

"*Grantors*" means the Company and the Subsidiary Parties.

"*Guarantors*" means the Company (except with respect to obligations of the Company) and the Subsidiary Parties.

"*Indemnified Amount*" has the meaning assigned to such term in Section 6.02.

"*Intellectual Property*" means all intellectual and similar property of every kind and nature now owned or hereafter acquired by any Grantor, including inventions, designs, Patents, Copyrights, Licenses, Trademarks, trade secrets, domain names, confidential or proprietary technical and business information, know‑how, show‑how or other data or information, software and databases and all embodiments or fixations thereof and related documentation, registrations and franchises, and all additions, improvements and accessions to, and books and records describing or used in connection with, any of the foregoing.

"*License*" means any Patent License, Trademark License, Copyright License or other license or sublicense agreement to which any Grantor is a party.

"*Loan Document Obligations*" means (a) the due and punctual payment by the Company and the Borrowing Subsidiaries of (i) the principal of and interest (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the Loans made under the Credit Agreement, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise, (ii) each payment required to be made by the Company and the Borrowing Subsidiaries under the Credit Agreement in respect of any Letter of Credit, when and as due, including payments in respect of reimbursement of disbursements, interest thereon and obligations to provide cash collateral, and (iii) all other monetary obligations of the Company or any Borrowing Subsidiary to any of the Secured Parties under the Credit

Agreement and each of the other Loan Documents, including obligations to pay fees, expenses reimbursement obligations and indemnification obligations, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), (b) the due and punctual performance of all other obligations of the Company and the Borrowing Subsidiaries under or pursuant to the Credit Agreement and each of the other Loan Documents, and (c) the due and punctual payment and performance of all the obligations of each other Loan Party under or pursuant to this Agreement and each of the other Loan Documents (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding).

"*New York UCC*" means the Uniform Commercial Code as from time to time in effect in the State of New York.

"*OA Payment Obligations*" has the meaning assigned to such term in the definition of "Open Account Agreement".

"*Obligations*" means (a) Loan Document Obligations, (b) any obligations of the Company or any Subsidiary in respect of overdrafts and related liabilities owed to a Lender or an Affiliate of a Lender arising from treasury, depository or cash management services, (c) the due and punctual payment and performance of all obligations of the Company and each Subsidiary under each Hedging Agreement that (i) is in effect on the Restatement Effective Date with a counterparty that is a Lender or an Affiliate of a Lender as of the Restatement Effective Date or (ii) is entered into after the Restatement Effective Date with any counterparty that is a Lender or an Affiliate of a Lender at the time such Hedging Agreement is entered into and (d) any OA Payment Obligations or Separate LC Obligations; *provided* that the sum of the aggregate amount of OA Payment Obligations and aggregate principal amount of Separate LC Obligations (including contingent reimbursement obligations in respect of undrawn amounts under any outstanding letters of credit) included in the "Obligations" at any time shall not exceed $400,000,000. In the event that the sum of the aggregate amount of OA Payment Obligations and aggregate principal amount of Separate LC Obligations exceeds $400,000,000, the portion of the OA Payment Obligations and Separate LC Obligations, as applicable, included in the "Obligations" shall be determined based on the chronological order in which such OA Payment Obligations or Separate LC Obligations (or the commitment to incur such OA Payment Obligation or Separate LC Obligations) arose, *provided, however,* the term "Obligations" shall not create any guarantee by any Guarantor of (or grant of security interest by any Guarantor to support) any Excluded Swap Obligations of such Guarantor.

"*Open Account Agreement*" means any agreement between or among a Lender or any of its Affiliates and the Company or any Subsidiary, as identified to the Collateral Agent as an "Open Account Agreement" for purposes of this Agreement by the

Company from time to time, pursuant to which the Company or such Subsidiary has committed to pay such Lender or its Affiliates (a) amounts on account of any account receivable purchased by such Lender or its Affiliates from certain vendors of the Company and its Consolidated Subsidiaries, (b) the amount of any overdrafts created by such Lender or its Affiliates to pay vendors other than those referred to in clause (a) above, and (c) certain processing fees thereunder (the obligations to pay the amounts referred to in clauses (a), (b) and (c), collectively, the "*OA Payment Obligations*").

"*Patent License*" means any written agreement, now or hereafter in effect, granting to any third party any right to make, use or sell any invention on which a Patent, now or hereafter owned by any Grantor or that any Grantor now or hereafter otherwise has the right to license, or granting to any Grantor any right to make, use or sell any invention on which a patent, now or hereafter owned by any third party, is in existence, and all rights of any Grantor under any such agreement.

"*Patents*" means with respect to any Person all of the following now owned or hereafter acquired by such Person: (a) all letters patent of the United States or the equivalent thereof in any other country, all registrations and recordings thereof, and all applications for letters patent of the United States or the equivalent thereof in any other country, including registrations, recordings and pending applications in the United States Patent and Trademark Office or any similar offices in any other country and (b) all reissues, continuations, divisions, continuations-in-part, renewals or extensions thereof, and the inventions disclosed or claimed therein, including the right to make, use and/or sell the inventions disclosed or claimed therein.

"*Perfection Certificate*" means a certificate substantially in the form of Exhibit II, completed and supplemented with the schedules and attachments contemplated thereby, and duly executed by a Financial Officer and the chief legal officer of the Company.

"*Permitted Liens*" means Liens permitted under Sections 5.08(a), (b), (c), (d), (f) or (g) of the Credit Agreement.

"*Pledged Collateral*" has the meaning assigned to such term in Section 3.01.

"*Pledged Debt Securities*" has the meaning assigned to such term in Section 3.01.

"*Pledged Equity Interests*" has the meaning assigned to such term in Section 3.01.

"*Pledged Securities*" means any promissory notes, stock certificates, unit certificates, or other securities now or hereafter included in the Pledged Collateral, including all certificates, instruments or other documents representing or evidencing any Pledged Collateral.

"*Qualified ECP Guarantor*" means, in respect of any Swap Obligation, each Loan Party that has total assets exceeding $10,000,000 at the time the relevant Guarantee or grant of the relevant security interest becomes or would become effective with respect to such Swap Obligation and each other Loan Party that constitutes an "*eligible contract participant*" under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another person to qualify as an "*eligible contract participant*" at such time by guaranteeing or entering into a keepwell in respect of obligations of such other person under Section la(18)(A)(v)(II) of the Commodity Exchange Act.

"*Required Secured Parties*" means, at any time, Lenders having Revolving Credit Exposures and unused Commitments representing more than 50% of the sum of the total Revolving Credit Exposures and unused Commitments at such time.

"*Secured Parties*" means (a) the Lenders, (b) the Agents, (c) the Issuing Banks (d) each provider of treasury, depository or cash management services the liabilities in respect of which constitute Obligations, (e) each counterparty to any Hedging Agreement with the Company or any Subsidiary the obligations under which constitute Obligations, (f) the beneficiaries of each indemnification obligation undertaken by any Loan Party under any Loan Document, (g) each Lender or Affiliate of a Lender party to any Open Account Agreement or that is an issuer of a letter of credit the obligations in respect of which are Separate LC Obligations and (h) the successors and assigns of each of the foregoing.

"*Security Interest*" has the meaning assigned to such term in Section 4.01 (a).

"*Separate LC Obligations*" means obligations of the Company or any Subsidiary owed to a Lender or an Affiliate of a Lender in respect of any letter of credit (other than a Letter of Credit issued under the Credit Agreement) issued by such Lender or Affiliate of a Lender for the account of the Company or such Subsidiary (as identified to the Collateral Agent as a letter of credit that represents a "Separate LC Obligation" for purposes of this Agreement by the Company from time to time), including (a) each payment required to be made by the Company or such Subsidiary, as applicable, in respect of such letter of credit, when and as due, including payments in respect of reimbursement of disbursements and interest thereon and (b) fees, expense reimbursement obligations and indemnification obligations owed by the Company or such Subsidiary, as applicable, in respect of or relating to such letter of credit.

"*Subsidiary Parties*" means (a) the Subsidiaries identified on Schedule I and (b) each other Subsidiary that becomes a party to this Agreement after the Restatement Effective Date.

"*Swap Obligation*" means any obligation to pay or perform under any agreement, contract or transaction that constitutes a "*swap*" within the meaning of section 1a(47) of the Commodity Exchange Act.

"*Trademark License*" means any written agreement, now or hereafter in effect, granting to any third party any right to use any Trademark now or hereafter owned by any Grantor or that any Grantor otherwise has the right to license, or granting to any Grantor any right to use any Trademark now or hereafter owned by any third party or that a third party now or hereafter otherwise has the right to license, and all rights of any Grantor under any such agreement.

"*Trademarks*" means, with respect to any Person, all of the following now owned or hereafter acquired by such Person: (a) all trademarks, service marks, trade names, corporate names, company names, business names, fictitious business names, trade styles, trade dress, logos, other source or business identifiers, designs and general intangibles of like nature, now existing or hereafter adopted or acquired, all registrations and recordings thereof, and all registration and recording applications filed in connection therewith, including registrations and registration applications in the United States Patent and Trademark Office or any similar offices in any State of the United States or any other country or any political subdivision thereof, and all extensions or renewals thereof, (b) all goodwill associated therewith or symbolized thereby and (c) all other assets, rights and interests that uniquely reflect or embody such goodwill.

ARTICLE II

Guarantee

SECTION 2.01.   *Guarantee*. Each Guarantor irrevocably and unconditionally guarantees, jointly with the other Guarantors and severally, as a primary obligor and not merely as a surety, the due and punctual payment and performance of the Obligations. Each Guarantor further agrees that the Obligations may be extended or renewed, in whole or in part, without notice to or further assent from it, and that it will remain bound upon its guarantee hereunder notwithstanding any such extension or renewal of any Obligation. Each Guarantor waives presentment to, demand of payment from and protest to the Company or any Subsidiary of any of the Obligations, and also waives notice of acceptance of its guarantee and notice of protest for nonpayment.

SECTION 2.02.   *Guarantee of Payment; Continuing Guarantee*. Each Guarantor further agrees that its guarantee hereunder constitutes a guarantee of payment when due (whether or not any bankruptcy or similar proceeding shall have stayed the accrual or collection of any of the Obligations or operated as a discharge thereof) and not merely of collection, and waives any right to require that any resort be had by the Collateral Agent or any other Secured Party to any security held for the payment of the Obligations or to any balance of any deposit account or credit on the books of the Collateral Agent or any other Secured Party in favor of the Company, any other party, or any other Person. Each Guarantor agrees that its guarantee hereunder is continuing in nature and applies to all Obligations, whether currently existing or hereafter incurred.

SECTION 2.03.   *No Limitations.* %3.Except for termination of a Guarantor's obligations hereunder as expressly provided in Section 7.13 or the indefeasible payment in full in cash of the Obligations, the obligations of each Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense or set-off, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality or unenforceability of the Obligations, any impossibility in the performance of the Obligations, or otherwise. Without limiting the generality of the foregoing, the obligations of each Guarantor hereunder shall not be discharged or impaired or otherwise affected by (i) the failure of the Collateral Agent or any other Secured Party to assert any claim or demand or to enforce any right or remedy under the provisions of any Loan Document or otherwise; (ii) any rescission, waiver, amendment or modification of, or any release from any of the terms or provisions of, any Loan Document or any other agreement, including with respect to any other Guarantor under this Agreement; (iii) the release of any security held by the Collateral Agent or any other Secured Party for the Obligations or any of them; (iv) any default, failure or delay, wilful or otherwise, in the performance of the Obligations; or (v) any other act or omission that may or might in any manner or to any extent vary the risk of any Guarantor or otherwise operate as a discharge of any Guarantor as a matter of law or equity (other than the indefeasible payment in full in cash of all the Obligations). Each Guarantor expressly authorizes the Secured Parties to take and hold security for the payment and performance of the Obligations, to exchange, waive or release any or all such security (with or without consideration), to enforce or apply such security and direct the order and manner of any sale thereof in their sole discretion or to release or substitute any one or more other guarantors or obligors upon or in respect of the Obligations, all without affecting the obligations of any Guarantor hereunder.

(a)   To the fullest extent permitted by applicable law, each Guarantor waives any defense based on or arising out of any defense of the Company or any Subsidiary or the unenforceability of the Obligations or any part thereof from any cause, or the cessation from any cause of the liability of the Company or any Subsidiary, other than the indefeasible payment in full in cash of all the Obligations. The Collateral Agent and the other Secured Parties may, at their election, foreclose on any security held by one or more of them by one or more judicial or nonjudicial sales, accept an assignment of any such security in lieu of foreclosure, compromise or adjust any part of the Obligations, make any other accommodation with the Company or any Subsidiary or exercise any other right or remedy available to them against the Company or any Subsidiary, without affecting or impairing in any way the liability of any Guarantor hereunder except to the extent the Obligations have been fully and indefeasibly paid in full in cash. To the fullest extent permitted by applicable law, each Guarantor waives any defense arising out of any such election even though such election operates, pursuant to applicable law, to impair or to extinguish any right of reimbursement or subrogation or other right or remedy of such Guarantor against the Company or any Subsidiary, as the case may be, or any security.

SECTION 2.04.   *Reinstatement*. Each of the Guarantors agrees that its guarantee hereunder shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of any Obligation is rescinded or must otherwise be restored by the Collateral Agent or any other Secured Party upon the bankruptcy or reorganization of the Company, any Subsidiary or otherwise.

SECTION 2.05.   *Agreement To Pay; Subrogation*. In furtherance of the foregoing and not in limitation of any other right that the Collateral Agent or any other Secured Party has at law or in equity against any Guarantor by virtue hereof, upon the failure of the Company or any Subsidiary to pay any Obligation when and as the same shall become due, whether at maturity, by acceleration, after notice of prepayment or otherwise, each Guarantor hereby promises to and will forthwith pay, or cause to be paid, to the Collateral Agent for distribution to the applicable Secured Parties in cash the amount of such unpaid Obligation. Upon payment by any Guarantor of any sums to the Collateral Agent as provided above, all rights of such Guarantor against the Company or any Subsidiary arising as a result thereof by way of right of subrogation, contribution, reimbursement, indemnity or otherwise shall in all respects be subject to Article VI.

SECTION 2.06.   *Information*. Each Guarantor (a) assumes all responsibility for being and keeping itself informed of the Company's and each Subsidiary's financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment of the Obligations and the nature, scope and extent of the risks that such Guarantor assumes and incurs hereunder, and (b) agrees that none of the Collateral Agent or the other Secured Parties will have any duty to advise such Guarantor of information known to it or any of them regarding such circumstances or risks.

SECTION 2.07.   *Keepwell*. Each Qualified ECP Guarantor hereby jointly and severally absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each other Guarantor that would otherwise not be an "*eligible contract participant*" as defined in the Commodity Exchange Act and the regulations thereunder to honor all of its obligations under this Agreement in respect of Swap Obligations (provided, however, that each Qualified ECP Guarantor shall only be liable under this Section 2.07 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 2.07 or otherwise under this Agreement voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of each Qualified ECP Guarantor under this Section 2.07 shall remain in full force and effect until the indefeasible payment in full in cash of all the Secured Obligations. Each Qualified ECP Guarantor intends that this Section 2.07 constitute, and this Section 2.07 shall be deemed to constitute, a "*keepwell, support, or other agreement*" for the benefit of each other Loan Party for all purposes of Section la(18)(A)(v)(II) of the Commodity Exchange Act.

ARTICLE III

Pledge of Securities

SECTION 3.01.   *Pledge*. Subject to Section 3.04, as security for the payment or performance, as the case may be, in full of the Obligations, each Grantor hereby assigns and pledges to the Collateral Agent, its successors and assigns, for the benefit of the Secured Parties, and hereby grants to the Collateral Agent, its successors and assigns, for the benefit of the Secured Parties, a security interest in, all of such Grantor's right, title and interest in, to and under (a)(i) the shares of capital stock and other Equity Interests owned by it, (ii) any other Equity Interests obtained in the future by such Grantor and (iii) the certificates representing all such Equity Interests (collectively, the "*Pledged Stock*"); *provided* that the Pledged Stock shall not include more than 65% of the issued and outstanding voting Equity Interests of any Subsidiary (x) that is a Foreign Subsidiary, (y) that is a subsidiary of a Foreign Subsidiary, directly or indirectly, or (z) substantially all assets of which consist of the stock and debt of entities described in clauses (x)-(z); (b)(i) the debt securities owned by it, (ii) any debt securities in the future issued to such Grantor and (iii) the promissory notes and any other instruments evidencing all such debt securities (the "*Pledged Debt Securities*"); (c) subject to Section 3.03, all payments of principal or interest, dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of, in exchange for or upon the conversion of, and all other Proceeds received in respect of, the securities referred to in clauses (a) and (b) above; (d) subject to Section 3.03, all rights and privileges of such Grantor with respect to the securities and other property referred to in clauses (a), (b) and (c) above; and (e) all Proceeds of any of the foregoing (the items referred to in clauses (a) through (e) above being collectively referred to as the "*Pledged Collateral*").

SECTION 3.02.   *Representations, Warranties and Covenants*. The Grantors jointly and severally represent, warrant and covenant to and with the Collateral Agent, for the benefit of the Secured Parties, that:

(a) except for the security interests granted hereunder, each of the Grantors (i) is and, subject to any transfers made in compliance with the Credit Agreement, will continue to be the direct owner, beneficially and of record, of the Pledged Securities, (ii) holds the same free and clear of all Liens, other than Liens created by this Agreement, Permitted Liens and transfers made in compliance with the Credit Agreement, (iii) will make no assignment, pledge, hypothecation or transfer of, or create or permit to exist any security interest in or other Lien on, the Pledged Collateral, other than Liens created by this Agreement, Permitted Liens and transfers made in compliance with the Credit Agreement, and (iv) will defend its title or interest thereto or therein against any and all Liens (other than the Liens created by this Agreement and Permitted Liens), however arising, of all Persons whomsoever;

(b) except for restrictions and limitations imposed by the Loan Documents, the agreements, instruments and documents governing or entered into in connection with secured indebtedness permitted under Section 5.08(g) of the Credit Agreement or securities laws generally, the Pledged Collateral is and will continue to be freely transferable and assignable, and none of the Pledged Collateral is or will be subject to any option, right of first refusal, shareholders agreement, charter or by-law provisions or contractual restriction of any nature that might prohibit, impair, delay or otherwise affect the pledge of such Pledged Collateral hereunder, the sale or disposition thereof pursuant hereto or the exercise by the Collateral Agent of rights and remedies hereunder;

(c) each of the Grantors has the power and authority to pledge the Pledged Collateral pledged by it hereunder in the manner hereby done or contemplated;

(d) no consent or approval of any Governmental Authority, any securities exchange or any other Person was or is necessary to the validity of the pledge effected hereby (other than such as have been obtained and are in full force and effect);

(e) by virtue of the execution and delivery by the Grantors of this Agreement, the Collateral Agent will obtain (i) a legal and valid lien upon and security interest in such Pledged Securities as security for the payment and performance of the Obligations and (ii) subject to the filings described in Section 4.02(b), a perfected security interest in all Pledged Securities in which a security interest may be perfected by filing of a Uniform Commercial Code financing statement (or analogous document) in the United States (or any political subdivision thereof) and its territories and possessions; and

(f) the pledge effected hereby is effective to vest in the Collateral Agent, for the benefit of the Secured Parties, the rights of the Collateral Agent in the Pledged Collateral as set forth herein.

SECTION 3.03.   *Voting Rights; Dividends and Interest.* (a) Unless and until an Event of Default shall have occurred and be continuing and the Collateral Agent shall have notified the Grantors that their rights under this Section 3.03 are being suspended:

(i) each Grantor shall be entitled to exercise any and all voting and/or other consensual rights and powers inuring to an owner of Pledged Collateral or any part thereof for any purpose consistent with the terms of this Agreement, the Credit Agreement and the other Loan Documents; and

(ii) Each Grantor shall be entitled to receive and retain any and all dividends, interest, principal and other distributions paid on or distributed in respect of the Pledged Collateral to the extent and only to the extent that such dividends, interest, principal and other distributions are permitted by, and otherwise paid or distributed in accordance with, the terms and conditions of the Credit Agreement, the other Loan Documents and applicable laws.

(b) Upon the occurrence and during the continuance of an Event of Default, after the Collateral Agent shall have notified the Grantors of the suspension of their rights under paragraph (a)(ii) of this Section 3.03, then all rights of any Grantor to dividends, interest, principal or other distributions that such Grantor is authorized to receive pursuant to paragraph (a)(ii) of this Section 3.03 shall cease, and all such rights shall thereupon become vested in the Collateral Agent, which shall have the sole and exclusive right and authority to receive and retain such dividends, interest, principal or other distributions. All dividends, interest, principal or other distributions received by any Grantor contrary to the provisions of this Section 3.03 shall be held in trust for the benefit of the Collateral Agent, shall be segregated from other property or funds of such Grantor and shall be forthwith delivered to the Collateral Agent upon demand in the same form as so received (with any necessary endorsement). Any and all money and other property paid over to or received by the Collateral Agent pursuant to the provisions of this paragraph (b) shall be retained by the Collateral Agent in an account to be established by the Collateral Agent upon receipt of such money or other property and shall be applied in accordance with the provisions of Section 5.02. After all Events of Default have been cured or waived and the Company has delivered to the Collateral Agent a certificate to that effect, the Collateral Agent shall promptly repay to each Grantor (without interest) all dividends, interest, principal or other distributions that such Grantor would otherwise be permitted to retain pursuant to the terms of paragraph (a)(ii) of this Section 3.03 and that remain in such account.

(c) Upon the occurrence and during the continuance of an Event of Default, after the Collateral Agent shall have notified the Grantors of the suspension of their rights under paragraph (a)(i) of this Section 3.03, then all rights of any Grantor to exercise the voting and consensual rights and powers it is entitled to exercise pursuant to paragraph (a)(i) of this Section 3.03, shall cease, and all such rights shall thereupon become vested in the Collateral Agent, which shall have the sole and exclusive right and authority to exercise such voting and consensual rights and powers, *provided* that, unless otherwise directed by the Required Secured Parties, the Collateral Agent shall have the right from time to time following and during the continuance of an Event of Default to permit the Grantors to exercise such rights.

(d) Any notice given by the Collateral Agent to the Grantors suspending their rights under paragraph (a) of this Section 3.03 (i) may be given by telephone if promptly confirmed in writing, (ii) may be given to one or more of the Grantors at the same or different times and (iii) may suspend the rights of the Grantors under paragraph (a)(i) or paragraph (a)(ii) in part without suspending all such rights (as specified by the Collateral Agent in its sole and absolute discretion) and without waiving or otherwise affecting the Collateral Agent's right to give additional notices from time to time suspending other rights so long as an Event of Default has occurred and is continuing.

SECTION 3.04.   *Existing Indentures.* Notwithstanding any provision herein to the contrary, none of the Collateral, the Pledged Collateral or the Article 9 Collateral shall include any "Voting Stock" of any "Significant Subsidiary" within the meaning of Section 504 of the 1988 Indenture, Section 5.04 of the 2003 Indenture and Section 4.04 of the 2009 Indenture, as in effect on the date hereof.

ARTICLE IV

Security Interests in Personal Property

SECTION 4.01.   *Security Interest.* %3.Subject to Section 3.04, as security for the payment or performance, as the case may be, in full of the Obligations, each Grantor hereby grants to the Collateral Agent, its successors and assigns, for the benefit of the Secured Parties, a security interest (the "*Security Interest*") in, all right, title and interest in and to any and all of the following assets and properties now owned or at any time hereafter acquired by such Grantor or in which such Grantor now has or at any time in the future may acquire any right, title or interest (collectively, the "*Article 9 Collateral*"):

(i) all Accounts;

(ii) all Chattel Paper;

(iii)all Documents;

(iv)all Equipment;

(v) all General Intangibles;

(vi)all Instruments;

(vii)   all Inventory;

(viii)   all Investment Property;

(ix)Letter-of-Credit rights;

(x) Commercial Tort Claims included in the Article 9 Collateral pursuant to Section 4.04;

(xi)all books and records pertaining to the Article 9 Collateral; and

(xii)   to the extent not otherwise included, all Proceeds and products of any and all of the foregoing and all collateral security and guarantees given by any Person with respect to any of the foregoing.

(b)   Each Grantor hereby irrevocably authorizes the Collateral Agent at any time and from time to time to file in any relevant jurisdiction any initial financing statements (other than fixture filings or other filings required to be made in any real estate recording office) with respect to the Article 9 Collateral or any part thereof and amendments thereto that contain the information required by Article 9 of the Uniform Commercial Code of each applicable jurisdiction for the filing of any financing statement (other than a fixture filing or other filing required to be made in any real estate recording office) or amendment, including whether such Grantor is an organization, the type of organization and any organizational identification number issued to such Grantor. Each Grantor agrees to provide such information to the Collateral Agent promptly upon request.

Each Grantor also ratifies its authorization for the Collateral Agent to file in any relevant jurisdiction any initial financing statements (other than fixture filings or other filings required to be made in any real estate recording office) or amendments thereto if filed prior to the date hereof.

(c)   The Security Interest and the security interests granted pursuant to Article III are granted as security only and shall not subject the Collateral Agent or any other Secured Party to, or in any way alter or modify, any obligation or liability of any Grantor with respect to or arising out of the Collateral.

(d)   Notwithstanding anything herein to the contrary, in no event shall the security interest granted hereunder attach to (i) any contract or agreement to which a Grantor is a party or any of its rights or interests thereunder if and for so long as the grant of such security interest shall constitute or result in (A) the unenforceability of any right of the Grantor therein or (B) a breach or termination pursuant to the terms of, or a default under, any such contract or agreement (other than to the extent that any such term would be rendered ineffective pursuant to Section 9-406, 9-407, 9-408 or 9-409 of the New York UCC or any other applicable law or principles of equity), *provided, however*, with respect to any contract or agreement described in clause (i) of this paragraph (d), that such security interest shall attach immediately at such time as the condition causing such unenforceability shall be remedied and, to the extent severable, shall attach immediately to any portion of such contract or agreement that does not result in any of the consequences specified in subclauses (A) or (B) of this paragraph (d) including, any Proceeds of such contract or agreement, (ii) more than 65% of the issued and outstanding voting Equity Interests of any Foreign Subsidiary or (iii) any Excluded Property.

(e)   Notwithstanding anything herein to the contrary, any Security Interest in any Intellectual Property shall be subordinate to any license thereof (other than a license to a Loan Party) permitted under the Credit Agreement.

SECTION 4.02.   *Representations and Warranties*. The Grantors jointly and severally represent and warrant to the Collateral Agent and the Secured Parties that:

(e)   Each Grantor has good and valid rights in and title to the Article 9 Collateral with respect to which it has purported to grant a Security Interest hereunder and has full power and authority to grant to the Collateral Agent the Security Interest in such Article 9 Collateral pursuant hereto and to execute, deliver and perform its obligations in accordance with the terms of this Agreement, without the consent or approval of any other Person other than any consent or approval that has been obtained.

(f)   (i) The Perfection Certificate has been duly prepared, completed and executed and the information set forth therein, including the exact legal name of each Grantor, is correct and complete as of the Restatement Effective Date and (ii) the Uniform Commercial Code financing statements prepared by the Collateral Agent based upon the information provided to the Collateral Agent in the Perfection Certificate for filing in each governmental office specified in Schedule 2 to the Perfection Certificate (or specified by notice from the Company to the Collateral Agent after the Restatement Effective Date in the case of filings required by Section 5.16 of the Credit Agreement), are all the filings, recordings and registrations that are necessary to publish notice of and protect the validity of and to establish a legal, valid and perfected security interest in favor of the Collateral Agent (for the benefit of the Secured Parties) in respect of all Article 9 Collateral in which the Security Interest may be perfected by the filing of a Uniform Commercial Code financing statement (or analogous document), other than a fixture filing or other filing required to be made in any real estate recording office, in the United States (or any political subdivision thereof) and its territories and possessions, and no further or subsequent filing, refiling, recording, rerecording, registration or reregistration of such a financing statement is necessary in any such jurisdiction, except as provided under applicable law with respect to the filing of continuation statements.

(g)   The Security Interest constitutes (i) a legal and valid security interest in all the Article 9 Collateral securing the payment and performance of the Obligations and (ii) subject to the filings described in Section 4.02(b), a perfected security interest in all Article 9 Collateral in which a security interest may be perfected by filing a financing statement or analogous document in the United States (or any political subdivision thereof) and its territories and possessions pursuant to the Uniform Commercial Code. The Security Interest is and shall be prior to any other Lien on any of the Article 9 Collateral, other than Permitted Encumbrances and Liens expressly permitted to be prior to the Security Interest pursuant to clause (b), (c) or (d) of Section 5.08 of the Credit Agreement.

(h)   The Article 9 Collateral is owned by the Grantors free and clear of any Lien, except for Liens created under this Agreement and Permitted Liens. None of the Grantors has filed or consented to the filing of (i) any financing statement or analogous document under the Uniform Commercial Code or any other applicable laws covering any Article 9 Collateral, (ii) any assignment in which any Grantor assigns any Collateral or any security agreement or similar instrument covering any Article 9 Collateral with the United States Patent and Trademark Office or the United States Copyright Office or (iii) any assignment in which any Grantor assigns any Article 9

Collateral or any security agreement or similar instrument covering any Article 9 Collateral with any foreign governmental, municipal or other office, which financing statement or analogous document, assignment, security agreement or similar instrument is still in effect, except (x) in each case, for Liens expressly permitted pursuant to Section 5.08 of the Credit Agreement and (y) in the case of subclauses (ii) and (iii) above, filings made in connection with transfers and licenses not prohibited by the Credit Agreement.

SECTION 4.03.   *Covenants*. %3.Each Grantor shall, at its own expense, take any and all actions necessary to defend title to all material portions of the Article 9 Collateral against all Persons and to defend the Security Interest of the Collateral Agent in the Article 9 Collateral and the priority thereof against any Lien not permitted pursuant to Section 5.08 of the Credit Agreement.

(a)   Each Grantor agrees, at its own expense, to execute, acknowledge, deliver and cause to be duly filed all such further instruments and documents and take all such actions as the Collateral Agent may from time to time reasonably request to better assure, preserve, protect and perfect the Security Interest and the rights and remedies created hereby, including the payment of any fees and taxes required in connection with the execution and delivery of this Agreement, the granting of the Security Interest and the filing of any financing statements or other documents in connection herewith or therewith; *provided* that (i) no filings shall be required other than the filing of UCC financing statements (other than fixture filings and other filings required to be made in any real estate recording office), (ii) except as set forth in Section 5.01 following the occurrence and during the continuation of an Event of Default, no Grantor shall be required to deliver Instruments, Chattel Paper or Securities to any Person and (iii) no Grantor shall be required to enter into any control agreement or similar agreement.

(b)   The Collateral Agent and such Persons as the Collateral Agent may reasonably designate shall have the right, at the Grantors' own cost and expense, to inspect the Article 9 Collateral, all records related thereto (and to make extracts and copies from such records) and the premises upon which any of the Article 9 Collateral is located, to discuss the Grantors' affairs with the officers of the Grantors and their independent accountants and to verify under reasonable procedures, in accordance with Section 5.05 of the Credit Agreement, the validity, amount, quality, quantity, value, condition and status of, or any other matter relating to, the Article 9 Collateral, including, in the case of Accounts or Article 9 Collateral in the possession of any third party, if an Event of Default shall have occurred and be continuing, by contacting Account Debtors or the third party possessing such Article 9 Collateral for the purpose of making such a verification. The Collateral Agent shall have the absolute right to share any information it gains from such inspection or verification with any Secured Party.

(c)   At its option, the Collateral Agent may discharge past due taxes, assessments, charges, fees, Liens, security interests or other encumbrances at any time levied or placed on the Article 9 Collateral and not permitted pursuant to Section 5.08 of the Credit Agreement, and may pay for the maintenance and preservation of the Article 9 Collateral to the extent any Grantor fails to do so as required by the Credit Agreement or this Agreement, and each Grantor jointly and severally agrees to reimburse the Collateral Agent on demand for any payment made or any expense incurred by the Collateral Agent pursuant to the foregoing authorization, *provided* that nothing in this paragraph shall be interpreted as excusing any Grantor from the performance of, or imposing any obligation on the Collateral Agent or any Secured Party to cure or perform, any covenants or other promises of any Grantor with respect to taxes, assessments, charges, fees, Liens, security interests or other encumbrances and maintenance as set forth herein or in the other Loan Documents.

(d)   Each Grantor shall remain liable to observe and perform all the conditions and obligations to be observed and performed by it under each contract, agreement or instrument relating to the Article 9 Collateral, all in accordance with the terms and conditions thereof, and each Grantor jointly and severally agrees to indemnify and hold harmless the Collateral Agent and the Secured Parties from and against any and all liability for such performance.

(e)   None of the Grantors shall make or permit to be made an assignment, pledge or hypothecation of the Article 9 Collateral or shall grant any other Lien in respect of the Article 9 Collateral, except as permitted by the Credit Agreement. None of the Grantors shall make or permit to be made any transfer of the Article 9 Collateral, except that the Grantors may use and dispose of the Article 9 Collateral in any lawful manner not inconsistent with the provisions of this Agreement, the Credit Agreement or any other Loan Document.

(f)   The Grantors, at their own expense, shall maintain or cause to be maintained insurance covering physical loss or damage to the Inventory and Equipment in accordance with the requirements set forth in Section 5.03 of the Credit Agreement. Each Grantor irrevocably makes, constitutes and appoints the Collateral Agent (and all officers, employees or agents designated by the Collateral Agent) as such Grantor's true and lawful agent (and attorney‑in‑fact) for the purpose, during the continuance of an Event of Default, of making, settling and adjusting claims in respect of Article 9 Collateral under policies of insurance, endorsing the name of such Grantor on any check, draft, instrument or other item of payment for the proceeds of such policies of insurance and for making all determinations and decisions with respect thereto. In the event that any Grantor at any time or times shall fail to obtain or maintain any of the policies of insurance required hereby or to pay any premium in whole or part relating thereto, the Collateral Agent may, without waiving or releasing any obligation or liability of the Grantors hereunder or any Event of Default, in its sole discretion, obtain and maintain such policies of insurance and pay such premium and take any other actions with respect thereto as the Collateral Agent deems advisable. All sums disbursed by the Collateral Agent in connection with this paragraph, including reasonable attorneys' fees, court costs, expenses and other charges relating thereto, shall be payable, upon demand, by the Grantors to the Collateral Agent and shall be additional Obligations secured hereby.

SECTION 4.04.   *Commercial Tort Claims*. If requested by the Collateral Agent, a Grantor shall promptly deliver to the Collateral Agent a writing signed by such Grantor, including a summary description of any Commercial Tort Claim identified by the Collateral Agent as to which such Grantor has filed a complaint or counterclaim in which it has claimed an amount greater than $100,000,000 (or has made a claim in an amount that is not specified, but that the Collateral Agent reasonably believes, in consultation with the Company, will exceed $100,000,000), and grant to the Collateral Agent in such writing a security interest therein and in the proceeds thereof, all upon the terms of this Agreement, with such writing to be in form and substance reasonably satisfactory to the Collateral Agent.

ARTICLE V

Remedies

SECTION 5.01.   *Remedies Upon Default*. Upon the occurrence and during the continuance of an Event of Default, each Grantor agrees to deliver each item of Collateral to the Collateral Agent on demand, and it is agreed that the Collateral Agent shall have the right to take any of or all the following actions at the same or different times: (a) with respect to any Article 9 Collateral consisting of Intellectual Property, on demand, to cause the Security Interest to become an assignment, transfer and conveyance of any of or all such Article 9 Collateral by the applicable Grantors to the Collateral Agent, or to license or sublicense, whether general, special or otherwise, and whether on an exclusive or nonexclusive basis, any such Article 9 Collateral throughout the world on such terms and conditions and in such manner as the Collateral Agent shall determine (other than in violation of any then‑existing licensing arrangements to the extent that waivers cannot be obtained), and (b) with or without legal process and with or without prior notice or demand for performance, to take possession of the Article 9 Collateral and without liability for trespass, but without breach of the peace, to enter any premises where the Article 9 Collateral may be located for the purpose of taking possession of or removing the Article 9 Collateral and, generally, to exercise any and all rights afforded to a secured party under the Uniform Commercial Code or other applicable law. Without limiting the generality of the foregoing, each Grantor agrees that, upon the occurrence and during the continuance of an Event of Default, the Collateral Agent shall have the right, subject to the mandatory requirements of applicable law, to sell or otherwise dispose of all or any part of the Collateral at a public or private sale or at any broker's board or on any securities exchange, for cash, upon credit or for future delivery as the Collateral Agent shall deem appropriate. Each such purchaser at any sale of Collateral shall hold the property sold absolutely free from any claim or right on the part of any Grantor, and each Grantor hereby waives (to the extent permitted by law) all rights of redemption, stay and appraisal that such Grantor now has or may at any time in the future have under any rule of law or statute now existing or hereafter enacted.

The Collateral Agent shall give the applicable Grantors 10 days' written notice (which each Grantor agrees is reasonable notice within the meaning of Section 9‑611 of the New York UCC or its equivalent in other jurisdictions) of the Collateral Agent's intention to make any sale of Collateral. Such notice, in the case of a public sale, shall state the time and place for such sale and, in the case of a sale at a broker's board or on a securities exchange, shall state the board or exchange at which such sale is to be made and the day on which the Collateral or portion thereof, will first be offered for sale at such board or exchange. Any such public sale shall be held at such time or times within ordinary business hours and at such place or places as the Collateral Agent may fix and state in the notice (if any) of such sale. At any such sale, the Collateral, or portion thereof, to be sold may be sold in one lot as an entirety or in separate parcels, as the Collateral Agent may (in its sole and absolute discretion) determine. The Collateral Agent shall not be obligated to make any sale of any Collateral if it shall determine not to do so, regardless of the fact that notice of sale of such Collateral shall have been given. The Collateral Agent may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for sale, and such sale may, without further notice, be made at the time and place to which the same was so adjourned. In case any sale of all or any part of the Collateral is made on credit or for future delivery, the Collateral so sold may be retained by the Collateral Agent until the sale price is paid by the purchaser or purchasers thereof, but the Collateral Agent shall not incur any liability in case any such purchaser or purchasers shall fail to take up and pay for the Collateral so sold and, in case of any such failure, such Collateral may be sold again upon like notice. At any public (or, to the extent permitted by law, private) sale made pursuant to this Agreement, subject to the Collateral Agent's consent, any Secured Party may bid for or purchase, free (to the extent permitted by law) from any right of redemption, stay, valuation or appraisal on the part of any Grantor (all said rights being also hereby waived and released to the extent permitted by law), the Collateral or any part thereof offered for sale and may make payment on account thereof by using any Obligation then due and payable to such Secured Party from any Grantor as a credit against the purchase price, and such Secured Party may, upon compliance with the terms of sale, hold, retain and dispose of such property without further accountability to any Grantor therefor. For purposes hereof, a written agreement to purchase the Collateral or any portion thereof shall be treated as a sale thereof; the Collateral Agent shall be free to carry out such sale pursuant to such agreement and no Grantor shall be entitled to the return of the Collateral or any portion thereof subject thereto, notwithstanding the fact that after the Collateral Agent shall have entered into such an agreement all Events of Default shall have been remedied and the Obligations paid in full. As an alternative to exercising the power of sale herein conferred upon it, the Collateral Agent may proceed by a suit or suits at law or in equity to foreclose this Agreement and to sell the Collateral or any portion thereof pursuant to a judgment or decree of a court or courts having competent jurisdiction or pursuant to a proceeding by a court‑appointed receiver. Any sale pursuant to the provisions of this Section 5.01 shall be deemed, to the fullest extent permitted under applicable law, to conform to the commercially reasonable standards as provided in Section 9‑610(b) of the New York UCC or its equivalent in other jurisdictions.

SECTION 5.02.   *Application of Proceeds*. The Collateral Agent shall apply the proceeds of any collection or sale of Collateral, including any Collateral consisting of cash, as follows:

FIRST, to the payment of all costs and expenses incurred by the Collateral Agent in connection with such collection or sale or otherwise in connection with this Agreement, any other Loan Document or any of the Obligations, including all court costs and the fees and expenses of its agents and legal counsel, the repayment of all advances made by the Collateral Agent hereunder or under any other Loan Document on behalf of any Grantor and any other costs or expenses incurred in connection with the exercise of any right or remedy hereunder or under any other Loan Document;

SECOND, to the payment in full of the Obligations (the amounts so applied to be distributed among the Secured Parties pro rata in accordance with the amounts of the Obligations owed to them on the date of any such distribution); and

THIRD, to the Grantors, their successors or assigns, or as a court of competent jurisdiction may otherwise direct.

The Collateral Agent shall have, to the fullest extent permitted under applicable law, absolute discretion as to the time of application of any such proceeds, moneys or balances in accordance with this Agreement. Upon any sale of Collateral by the Collateral Agent (including pursuant to a power of sale granted by statute or under a judicial proceeding), the receipt of the Collateral Agent or of the officer making the sale shall be a sufficient discharge to the purchaser or purchasers of the Collateral so sold and such purchaser or purchasers shall not be obligated to see to the application of any part of the purchase money paid over to the Collateral Agent or such officer or be answerable in any way for the misapplication thereof. Notwithstanding the foregoing, the proceeds of any collection, sale, foreclosure or realization upon any Collateral of any Grantor, including any collateral consisting of cash, shall not be applied to any Excluded Swap Obligation of such Grantor and shall instead be applied to other secured obligations.

SECTION 5.03.   *Grant of License to Use Intellectual Property*. For the purpose of enabling the Collateral Agent to exercise rights and remedies under this Agreement at such time as the Collateral Agent shall be lawfully entitled to exercise such rights and remedies, each Grantor hereby grants to the Collateral Agent an irrevocable, nonexclusive license (exercisable without payment of royalty or other compensation to the Grantors) to use, license or sublicense any of the Article 9 Collateral consisting of Intellectual Property now owned or hereafter acquired by such

Grantor, and wherever the same may be located, and including in such license reasonable access to all media in which any of the licensed items may be recorded or stored and to all computer software and programs used for the compilation or printout thereof. The use of such license by the Collateral Agent may be exercised, at the option of the Collateral Agent, upon the occurrence and during the continuation of an Event of Default, *provided* that any license, sublicense or other transaction entered into by the Collateral Agent in accordance herewith shall be binding upon the Grantors notwithstanding any subsequent cure of an Event of Default.

SECTION 5.04. *Securities Act.* In view of the position of the Grantors in relation to the Pledged Collateral, or because of other current or future circumstances, a question may arise under the Securities Act of 1933, as now or hereafter in effect, or any similar statute hereafter enacted analogous in purpose or effect (such Act and any such similar statute as from time to time in effect being called the "*Federal Securities Laws*") with respect to any disposition of the Pledged Collateral permitted hereunder. Each Grantor understands that compliance with the Federal Securities Laws might very strictly limit the course of conduct of the Collateral Agent if the Collateral Agent were to attempt to dispose of all or any part of the Pledged Collateral, and might also limit the extent to which or the manner in which any subsequent transferee of any Pledged Collateral could dispose of the same. Similarly, there may be other legal restrictions or limitations affecting the Collateral Agent in any attempt to dispose of all or part of the Pledged Collateral under applicable Blue Sky or other state securities laws or similar laws analogous in purpose or effect. Each Grantor recognizes that in light of such restrictions and limitations the Collateral Agent may, with respect to any sale of the Pledged Collateral, limit the purchasers to those who will agree, among other things, to acquire such Pledged Collateral for their own account, for investment, and not with a view to the distribution or resale thereof. Each Grantor acknowledges and agrees that in light of such restrictions and limitations, the Collateral Agent, in its sole and absolute discretion, (a) may proceed to make such a sale whether or not a registration statement for the purpose of registering such Pledged Collateral or part thereof shall have been filed under the Federal Securities Laws and (b) may approach and negotiate with a single potential purchaser to effect such sale. Each Grantor acknowledges and agrees that any such sale might result in prices and other terms less favorable to the seller than if such sale were a public sale without such restrictions. In the event of any such sale, to the fullest extent permitted under applicable law, the Collateral Agent shall incur no responsibility or liability for selling all or any part of the Pledged Collateral at a price that the Collateral Agent, in its sole and absolute discretion, may in good faith deem reasonable under the circumstances, notwithstanding the possibility that a substantially higher price might have been realized if the sale were deferred until after registration as aforesaid or if more than a single purchaser were approached. The provisions of this Section 5.04 will apply notwithstanding the existence of a public or private market upon which the quotations or sales prices may exceed substantially the price at which the Collateral Agent sells.

SECTION 5.05.   *Registration.* Each Grantor agrees that, upon the occurrence and during the continuance of an Event of Default, if for any reason the Collateral Agent desires to sell any of the Pledged Collateral (the issuer in respect of which is a Consolidated Subsidiary) at a public sale, it will, at any time and from time to time, upon the written request of the Collateral Agent, use its best efforts to take or to cause the issuer of such Pledged Collateral to take such action and prepare, distribute and/or file such documents, as are required or advisable in the reasonable opinion of counsel for the Collateral Agent to permit the public sale of such Pledged Collateral. Each Grantor further agrees to indemnify, defend and hold harmless the Collateral Agent, each other Secured Party, any underwriter and their respective affiliates and their respective officers, directors, affiliates and controlling persons from and against all loss, liability, expenses, costs of counsel (including reasonable fees and expenses to the Collateral Agent of legal counsel), and claims (including the costs of investigation) that they may incur insofar as such loss, liability, expense or claim arises out of or is based upon any alleged untrue statement of a material fact contained in any prospectus (or any amendment or supplement thereto) or in any notification or offering circular, or arises out of or is based upon any alleged omission to state a material fact required to be stated therein or necessary to make the statements in any thereof not misleading, except insofar as the same may have been caused by any untrue statement or omission based upon information furnished in writing to such Grantor or the issuer of such Pledged Collateral by the Collateral Agent or any other Secured Party expressly for use therein. Each Grantor further agrees, upon such written request referred to above, to use its best efforts to qualify, file or register, or cause the issuer of such Pledged Collateral to qualify, file or register, any of the Pledged Collateral under the Blue Sky or other securities laws of such states as may be requested by the Collateral Agent and keep effective, or cause to be kept effective, all such qualifications, filings or registrations. Each Grantor will bear all costs and expenses of carrying out its obligations under this Section 5.05. Each Grantor acknowledges that there is no adequate remedy at law for failure by it to comply with the provisions of this Section 5.05 and that such failure would not be adequately compensable in damages, and therefore agrees that its agreements contained in this Section 5.05 may be specifically enforced.

ARTICLE VI

Indemnity, Subrogation and Subordination

SECTION 6.01.   *Indemnity and Subrogation.* In addition to all such rights of indemnity and subrogation as the Guarantors may have under applicable law (but subject to Section 6.03), the Company agrees that (a) in the event a payment in respect of any obligation shall be made by any Guarantor under this Agreement, the Company shall indemnify such Guarantor for the full amount of such payment and such Guarantor shall be subrogated to the rights of the Person to whom such payment shall have been made to the extent of such payment and (b) in the event any assets of any Guarantor shall be sold pursuant to this Agreement or any other Security

Document to satisfy in whole or in part an Obligation owed to any Secured Party, the Company shall indemnify such Guarantor in an amount equal to the greater of the book value or the fair market value of the assets so sold.

SECTION 6.02.   *Contribution and Subrogation*. Each Guarantor and Grantor (a "*Contributing Party*") agrees (subject to Section 6.03) that, in the event a payment shall be made by any other Guarantor hereunder in respect of any Obligation or assets of any other Grantor (other than the Company) shall be sold pursuant to any Security Document to satisfy any Obligation owed to any Secured Party and such other Guarantor or Grantor (the "*Claiming Party*") shall not have been fully indemnified by the Company as provided in Section 6.01, the Contributing Party shall indemnify the Claiming Party in an amount equal to the amount of such payment or the greater of the book value or the fair market value of such assets (the "*Indemnified Amount*"), as the case may be, in each case multiplied by a fraction of which the numerator shall be the net worth of the Contributing Party on the date hereof and the denominator shall be the aggregate net worth of all the Guarantors and Grantors on the date hereof (or, in the case of any Guarantor or Grantor becoming a party hereto pursuant to Section 7.14, the date of the supplement hereto executed and delivered by such Guarantor or Grantor). Any Contributing Party making any payment to a Claiming Party pursuant to this Section 6.02 shall (subject to Section 6.03) be subrogated to the rights of such Claiming Party under Section 6.01 to the extent of such payment. Notwithstanding the foregoing, to the extent that any Claiming Party's right to indemnification hereunder arises from a payment or sale of Collateral made to satisfy secured Obligations constituting Swap Obligations, only those Contributing Parties for whom such Swap Obligations do not constitute Excluded Swap Obligations shall indemnify such Claiming Party, with the fraction set forth in the second preceding sentence being modified as appropriate to provide for indemnification of the entire Indemnified Amount.

SECTION 6.03.   *Subordination*. %3.Notwithstanding any provision of this Agreement to the contrary, all rights of the Guarantors and Grantors under Sections 6.01 and 6.02 and all other rights of the Guarantors and Grantors of indemnity, contribution or subrogation under applicable law or otherwise shall be fully subordinated to the indefeasible payment in full in cash of the Obligations. No failure on the part of the Company or any Guarantor or Grantor to make the payments required by Sections 6.01 and 6.02 (or any other payments required under applicable law or otherwise) shall in any respect limit the obligations and liabilities of any Guarantor or Grantor with respect to its obligations hereunder, and each Guarantor and Grantor shall remain liable for the full amount of the obligations of such Guarantor or Grantor hereunder.

(a)   Each Guarantor and Grantor hereby agrees that, in any bankruptcy, insolvency or other similar proceeding or at any time that remedies are being exercised hereunder in respect of an Event of Default that has occurred and is continuing, all Indebtedness and other monetary obligations owed by it to any other Guarantor, Grantor or any other Consolidated Subsidiary shall be fully subordinated to the indefeasible payment in full in cash of the Obligations.

ARTICLE VII

Miscellaneous

SECTION 7.01.   *Notices*. All communications and notices hereunder shall (except as otherwise expressly permitted herein) be in writing and given as provided in Section 8.01 of the Credit Agreement. All communications and notices hereunder to any Subsidiary Party shall be given to it in care of the Company as provided in Section 8.01 of the Credit Agreement.

SECTION 7.02.   *Waivers; Amendment*. %3.No failure or delay by any Agent, any Issuing Bank or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Collateral Agent, any Issuing Bank and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by any Loan Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section 7.02, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Collateral Agent, any Lender or any Issuing Bank may have had notice or knowledge of such Default at the time. No notice or demand on any Loan Party in any case shall entitle any Loan Party to any other or further notice or demand in similar or other circumstances.

(b)   Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Collateral Agent (with the written consent of the Required Secured Parties) and the Loan Party or Loan Parties with respect to which such waiver, amendment or modification is to apply.

SECTION 7.03.   *Collateral Agent's Expenses; Indemnification*. The parties hereto agree that the Collateral Agent shall be entitled to reimbursement of its expenses incurred hereunder and to indemnification, in each case as provided in Section 8.03 of the Credit Agreement.

SECTION 7.04.   *Successors and Assigns*. Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the permitted successors and assigns of such party; and all covenants, promises and agreements by or on behalf of any Guarantor, Grantor or the Collateral Agent that are contained in this Agreement shall bind and inure to the benefit of their respective successors and assigns.

SECTION 7.05. *Survival of Agreement*. All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the Lenders and shall survive the execution and delivery of the Loan Documents and the making of any Loans and issuance of any Letters of Credit, regardless of any investigation made by any Lender or on its behalf and notwithstanding that the Collateral Agent, any Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended under the Credit Agreement, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under any Loan Document is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated.

SECTION 7.06. *Counterparts; Effectiveness; Several Agreement*. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission shall be effective as delivery of a manually signed counterpart of this Agreement. This Agreement shall become effective as to any Loan Party when a counterpart hereof executed on behalf of such Loan Party shall have been delivered to the Collateral Agent and a counterpart hereof shall have been executed on behalf of the Collateral Agent, and thereafter shall be binding upon such Loan Party and the Collateral Agent and their respective permitted successors and assigns, and shall inure to the benefit of such Loan Party, the Collateral Agent and the other Secured Parties and their respective successors and assigns, except that no Loan Party shall have the right to assign or transfer its rights or obligations hereunder or any interest herein or in the Collateral (and any such assignment or transfer shall be void) except as expressly contemplated by this Agreement or the Credit Agreement. This Agreement shall be construed as a separate agreement with respect to each Loan Party and may be amended, modified, supplemented, waived or released with respect to any Loan Party without the approval of any other Loan Party and without affecting the obligations of any other Loan Party hereunder.

SECTION 7.07. *Severability*. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof;

and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

SECTION 7.08.   *Right of Set-Off.* If an Event of Default shall have occurred and be continuing, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Lender or Affiliate to or for the credit or the account of any Guarantor against any of and all the obligations of such Guarantor now or hereafter existing under this Agreement owed to such Lender.

SECTION 7.09.   *Governing Law; Jurisdiction; Consent to Service of Process.* %3.This Agreement shall be construed in accordance with and governed by the law of the State of New York.

(a)   Each of the Loan Parties hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees, to the fullest extent permitted under applicable law, that all claims in respect of any such action or proceeding may be heard and determined in such New York State or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or any other Loan Document shall affect any right that any Agent, any Issuing Bank or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Grantor, Guarantor, or their respective properties in the courts of any jurisdiction.

(b)   Each of the Loan Parties hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section 7.09. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c)   Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 7.01. Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

SECTION 7.10.   WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY

APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.10.

SECTION 7.11.   *Headings*. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

SECTION 7.12.   *Security Interest Absolute*. All rights of the Collateral Agent hereunder, the Security Interest, the grant of a security interest in the Pledged Collateral and all obligations of each Grantor and Guarantor hereunder shall be absolute and unconditional irrespective of (a) any lack of validity or enforceability of the Credit Agreement, any other Loan Document, any agreement with respect to any of the Obligations or any other agreement or instrument relating to any of the foregoing, (b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to any departure from the Credit Agreement, any other Loan Document or any other agreement or instrument, (c) any exchange, release or non-perfection of any Lien on other collateral, or any release or amendment or waiver of or consent under or departure from any guarantee, securing or guaranteeing all or any of the Obligations, or (d) any other circumstance that might otherwise constitute a defense available to, or a discharge of, any Grantor or Guarantor in respect of the Obligations or this Agreement.

SECTION 7.13.   *Termination or Release*. %3.This Agreement, the Guarantees made herein, the Security Interest and all other security interests granted hereby shall terminate when all the Loan Document Obligations have been paid in full and the Lenders have no further commitment to lend under the Credit Agreement, the LC Exposure has been reduced to zero and each Issuing Bank has no further obligations to issue Letters of Credit under the Credit Agreement.

(a)   The Guarantees made herein (other than the Guarantee made by the Company), the Security Interest and all other security interests granted hereby shall be released at any time when (i) if both rating agencies shall have a Credit Rating then in effect, the Credit Ratings are BBB- and Baa3 (in each case, with stable outlook) or better, or, if only one rating agency shall have a Credit Rating then in effect, the Credit Rating from such rating agency is BBB- or Baa3 (in each case with stable outlook) or better, (ii) no Default has occurred and is continuing or would result from such release (including as a result of the Subsidiary Parties ceasing to be Loan Parties) and (iii) the Collateral Agent shall have received a certificate from a Financial Officer confirming that the conditions described in clauses (i) and (ii) of this paragraph (b) are satisfied.

(b)   A Subsidiary Party shall automatically be released from its obligations hereunder and the Security Interest in the Collateral of such Subsidiary Party shall be automatically released upon the consummation of any transaction permitted by the Credit Agreement as a result of which such Subsidiary Party ceases to be a Consolidated Subsidiary.

(c)   Upon any sale or other transfer by any Grantor of any Collateral that is permitted under the Credit Agreement (other than a sale or other transfer to a Loan Party), the security interest in such Collateral shall be automatically released.

(d)   In connection with any termination or release pursuant to paragraph (a), (b), (c) or (d) of this Section 7.13, the Collateral Agent shall execute and deliver to any Grantor, at such Grantor's expense, all documents that such Grantor shall reasonably request to evidence such termination or release. Any execution and delivery of documents pursuant to this Section 7.13 shall be without recourse to or warranty by the Collateral Agent.

SECTION 7.14.   *Additional Subsidiaries*. Pursuant to Section 5.16 of the Credit Agreement, each Material Subsidiary that was not in existence or not a Material Subsidiary on the Restatement Effective Date is required to enter into this Agreement as a Subsidiary Party upon becoming such a Material Subsidiary. Upon execution and delivery by the Collateral Agent and a Subsidiary of an instrument in the form of Exhibit I hereto, such Subsidiary shall become a Subsidiary Party hereunder with the same force and effect as if originally named as a Subsidiary Party herein. The execution and delivery of any such instrument shall not require the consent of any other party hereunder. The rights and obligations of each Loan Party hereunder shall remain in full force and effect notwithstanding the addition of any new Loan Party as a party to this Agreement.

SECTION 7.15.   *Collateral Agent Appointed Attorney-in-Fact*. Each Grantor hereby appoints the Collateral Agent the attorney-in-fact of such Grantor for the purpose of carrying out the provisions of this Agreement and taking any action and executing any instrument that the Collateral Agent may deem necessary or advisable to accomplish the purposes hereof, which appointment is irrevocable and coupled with an interest. Without limiting the generality of the foregoing, the Collateral Agent shall have the right, upon the occurrence and during the continuance of an Event of Default, with full power of substitution either in the Collateral Agent's name or in the name of such Grantor (a) to receive, endorse, assign and/or deliver any and all notes, acceptances, checks, drafts, money orders or other evidences of payment relating to the

Collateral or any part thereof; (b) to demand, collect, receive payment of, give receipt for and give discharges and releases of all or any of the Collateral; (c) to sign the name of any Grantor on any invoice or bill of lading relating to any of the Collateral; (d) to send verifications of Accounts Receivable to any Account Debtor; (e) to commence and prosecute any and all suits, actions or proceedings at law or in equity in any court of competent jurisdiction to collect or otherwise realize on all or any of the Collateral or to enforce any rights in respect of any Collateral; (f) to settle, compromise, compound, adjust or defend any actions, suits or proceedings relating to all or any of the Collateral; (g) to notify, or to require any Grantor to notify, Account Debtors to make payment directly to the Collateral Agent; and (h) to use, sell, assign, transfer, pledge, make any agreement with respect to or otherwise deal with all or any of the Collateral, and to do all other acts and things necessary to carry out the purposes of this Agreement, as fully and completely as though the Collateral Agent were the absolute owner of the Collateral for all purposes, *provided* that nothing herein contained shall be construed as requiring or obligating the Collateral Agent to make any commitment or to make any inquiry as to the nature or sufficiency of any payment received by the Collateral Agent, or to present or file any claim or notice, or to take any action with respect to the Collateral or any part thereof or the moneys due or to become due in respect thereof or any property covered thereby. The Collateral Agent and the other Secured Parties shall be accountable only for amounts actually received as a result of the exercise of the powers granted to them herein, and neither they nor their officers, directors, employees or agents shall be responsible to any Grantor for any act or failure to act hereunder, except for their own gross negligence or willful misconduct.

SECTION 7.16.   *Collateral Agent*. The provisions set forth in Article VII of the Credit Agreement shall apply for the purpose of this Agreement as fully as if set forth herein. The Collateral Agent shall be fully protected in acting upon any instructions of the Required Secured Parties, and the holders of other Obligations shall not be entitled to direct any action by the Collateral Agent hereunder.

SECTION 7.17.   *Existing Collateral Agreement*. Effective on the Restatement Effective Date, the Existing Collateral Agreement is hereby amended and restated in its entirety hereby. The amendment and restatement of the Existing Collateral Agreement hereby shall not be construed to discharge or otherwise affect (a) any obligations of any Guarantor or Grantor accrued or otherwise owing under the Existing Collateral Agreement or (b) any security interest granted pursuant to the Existing Collateral Agreement, it being understood that such obligations and security interests shall continue hereunder. Without limiting the generality of the foregoing, this Agreement is not intended to constitute a novation of the Existing Collateral Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

L BRANDS, INC.

by

_____
Name: Timothy J. Faber
Title: Senior Vice President and
          Treasurer

VICTORIA'S SECRET STORES BRAND MANAGEMENT, INC.

by

_____
Name: Timothy J. Faber
Title: Senior Vice President and
          Treasurer

VICTORIA'S SECRET STORES, LLC

by

_____
Name:
Title:

VICTORIA'S SECRET DIRECT BRAND MANAGEMENT, LLC

by

_____
Name: Timothy J. Faber
Title: Senior Vice President and
          Treasurer

BATH & BODY WORKS BRAND
MANAGEMENT, INC.

by

_____
Name: Timothy J. Faber
Title: Senior Vice President and
Treasurer

BATH & BODY WORKS, LLC

by

_____
Name: Timothy J. Faber
Title: Senior Vice President and
Treasurer

MAST INDUSTRIES, INC.

by

_____
Name: Timothy J. Faber
Title: Senior Vice President and
Treasurer

BEAUTYAVENUES, LLC
by

_____
Name: Timothy J. Faber
Title: Senior Vice President and
Treasurer

L BRANDS SERVICE COMPANY, LLC

by

_____
Name: Timothy J. Faber
Title: Senior Vice President and
Treasurer

INTIMATE BRANDS, INC.

by

_____
Name: Timothy J. Faber
Title: Senior Vice President and
         Treasurer

L BRANDS DIRECT FULFILLMENT, INC.

by

_____
Name: Timothy J. Faber
Title: Senior Vice President and
         Treasurer

L BRANDS STORE DESIGN &
CONSTRUCTION, INC.

by

_____
Name: Timothy J. Faber
Title: Senior Vice President and
         Treasurer

INTIMATE BRANDS HOLDING, LLC

by

_____
Name: Timothy J. Faber
Title: Senior Vice President and
         Treasurer

JPMORGAN CHASE BANK, N.A., as
Collateral Agent,

   by

    _____

    Name:
    Title:

Schedule I to the
Guarantee and
Collateral Agreement

SUBSIDIARY PARTIES

Bath & Body Works Brand Management, Inc.

Bath & Body Works, LLC

beautyAvenues, LLC

Intimate Brands, Inc.

Intimate Brands Holding, LLC

L Brands Direct Fulfillment, Inc.

L Brands Service Company, LLC

L Brands Store Design & Construction, Inc.

Mast Industries, Inc.

Victoria's Secret Direct Brand Management, LLC

Victoria's Secret Stores Brand Management, Inc.

Victoria's Secret Stores, LLC

Exhibit I to the
Guarantee and
Collateral Agreement

UPPLEMENT NO. __ dated as of [•], to the Amended and Restated Guarantee and Collateral Agreement dated as of July 18, 2014 (the "Collateral Agreement"), among L BRANDS, INC., a Delaware corporation (the "*Company*"), certain subsidiaries of the Company party thereto (each such subsidiary individually a "*Subsidiary Guarantor*" and, collectively, the "*Subsidiary Guarantors*"; the Subsidiary Guarantors and the Company are referred to collectively herein as the "*Grantors*") and JPMORGAN CHASE BANK, N.A., a national banking association ("*JPMCB*"), as collateral agent (in such capacity, the "*Collateral Agent*").

A. Reference is made to the Amended and Restated Five-Year Credit Agreement dated as of July 18, 2014 (as amended, supplemented or otherwise modified from time to time, the "*Credit Agreement*"), among the Company, the lenders party thereto and JPMCB, as administrative agent and collateral agent.

B. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement and the Collateral Agreement.

C. The Grantors have entered into the Collateral Agreement in order to induce the Lenders to make and maintain Loans and the Issuing Banks to issue Letters of Credit. Section 7.14 of the Collateral Agreement provides that additional Subsidiaries of the Company may become Subsidiary Parties under the Collateral Agreement by execution and delivery of an instrument in the form of this Supplement. The undersigned Subsidiary (the "*New Subsidiary*") is executing this Supplement to become a Subsidiary Party under the Collateral Agreement in order to induce the Lenders to make additional Loans and the Issuing Banks to issue additional Letters of Credit and as consideration for Loans previously made and Letters of Credit previously issued.

Accordingly, the Collateral Agent and the New Subsidiary agree as follows:

SECTION 1. In accordance with Section 7.14 of the Collateral Agreement, the New Subsidiary by its signature below becomes a Subsidiary Party, Grantor and Guarantor under the Collateral Agreement with the same force and effect as if originally named therein as a Subsidiary Party, Grantor and Guarantor and the New Subsidiary hereby (a) agrees to all the terms and provisions of the Collateral Agreement applicable to it as a Subsidiary Party, Grantor and Guarantor thereunder and (b) represents and warrants that the representations and warranties made by it as a Grantor and Guarantor thereunder are true and correct on and as of the date hereof. In furtherance of the foregoing, the New Subsidiary, as security for the payment and performance in full of the Obligations (as defined in the Collateral Agreement), does hereby create and grant to the Collateral Agent, its successors and assigns, for the benefit of the Secured Parties, their successors and assigns, a security interest in and lien on all of the New Subsidiary's right, title and interest in and to the Collateral (as defined in the Collateral Agreement) of the New Subsidiary. Each reference to a "Guarantor" or "Grantor" in the Collateral Agreement shall be deemed to include the New Subsidiary. The Collateral Agreement is hereby incorporated herein by reference.

SECTION 2. The New Subsidiary represents and warrants to the Collateral Agent and the other Secured Parties that this Supplement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

SECTION 3. This Supplement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Supplement shall become effective when the Collateral Agent shall have received a counterpart of this Supplement that bears the signature of the New Subsidiary and the Collateral Agent has executed a counterpart hereof. Delivery of an executed signature page to this Supplement by facsimile transmission shall be effective as delivery of a manually signed counterpart of this Supplement.

SECTION 4. The New Subsidiary hereby represents and warrants that set forth on Schedule I attached hereto is a schedule with the true and correct legal name of the New Subsidiary, its jurisdiction of formation and the location of its chief executive office.

SECTION 5. Except as expressly supplemented hereby, the Collateral Agreement shall remain in full force and effect.

SECTION 6. THIS SUPPLEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

SECTION 7. Any provision of this Supplement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof or of the Collateral Agreement, and the invalidity of a particular provision contained herein or in the Collateral Agreement in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

SECTION 8. All communications and notices hereunder shall be given as provided in Section 7.01 of the Collateral Agreement.

SECTION 9. The New Subsidiary agrees to reimburse the Collateral Agent for its reasonable out-of-pocket expenses in connection with this Supplement, including the reasonable fees, other charges and disbursements of counsel for the Collateral Agent.

IN WITNESS WHEREOF, the New Subsidiary and the Collateral Agent have duly executed this Supplement to the Collateral Agreement as of the day and year first above written.

[NAME OF NEW SUBSIDIARY],

by

_____
Name:
Title:

JPMORGAN CHASE BANK, N.A.,
as Collateral Agent

by

_____
Name:
Title:

Schedule I
to Supplement No. __ to the
Guarantee and
Collateral Agreement

NEW SUBSIDIARY INFORMATION

Name	Jurisdiction of Formation	Chief Executive Office

Exhibit II to the
Guarantee and
Collateral Agreement

PERFECTION CERTIFICATE

[Date]

Reference is made to the Amended and Restated Five-Year Credit Agreement dated as of July [•], 2014 (as amended, supplemented or otherwise modified from time to time, the "*Credit Agreement*"), among L Brands, Inc. (the "*Company*"), the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent. Capitalized terms used but not defined herein have the meanings assigned in the Credit Agreement or the Collateral Agreement referred to therein, as applicable.

The undersigned, a Financial Officer and the chief legal officer, respectively, of the Company, in each case in his or her capacity as such and not in his or her personal capacity, hereby certify to the Collateral Agent and each other Secured Party as follows:

1. Names. (a) The exact legal name of each Grantor, as such name appears in its respective certificate of formation, is set forth in Schedule 1.

(b) Set forth in Schedule 1 is each other legal name each Grantor has had in the past five years, together with the date of the relevant change.

(c) Except as set forth in Schedule 1(c) hereto, no Grantor has changed its identity or corporate structure in any way within the past five years.

(d) Set forth in Schedule 1 is the Organizational Identification Number, if any, issued by the jurisdiction of formation of each Grantor that is a registered organization:

2. Current Locations. (a) The mailing address of each Grantor is set forth opposite its name in Schedule 1.

(b) The jurisdiction of formation of each Grantor that is a registered organization is set forth opposite its name in Schedule 1.

3. Unusual Transactions. All Accounts have been originated by the Grantors and all Inventory has been acquired by the Grantors in the ordinary course of business.

4. File Search Reports. File search reports have been obtained from each Uniform Commercial Code filing office identified with respect to such Grantor in Section 2 hereof, and such search reports reflect no liens against any of the Collateral other than those permitted under the Credit Agreement.

5. <u>UCC Filings.</u> Financing statements in substantially the form of Schedule 2 hereto have been prepared for filing in the proper Uniform Commercial Code filing office in the jurisdiction in which each Grantor is located as set forth with respect to such Grantor in Section 2 hereof.

6. <u>Schedule of Filings.</u> Attached hereto as Schedule 3 is a schedule setting forth, with respect to the filings described in Section 5 above, each filing and the filing office in which such filing is to be made.

7. <u>Commercial Tort Claims.</u> Attached hereto as Schedule 4 is a true and correct list of commercial tort claims in excess of $100,000,000 held by any Grantor, including a brief description thereof.

IN WITNESS WHEREOF, the undersigned have duly executed this certificate on the day and year first above written.

JPMORGAN CHASE BANK, N.A., Individually And As Administrative Agent And Collateral Agent,

by

_____
Name:
Title:

L BRANDS, INC.

by

_____
Name:
Title:

VICTORIA'S SECRET UK LIMITED

by

_____
Name:
Title:

MAST INDUSTRIES (FAR EAST) LIMITED

by

_____
Name:
Title:

L (OVERSEAS) HOLDINGS LP

by

_____
Name:
Title:

CANADIAN RETAIL HOLDINGS
CORPORATION

    by

        _____
        Name:
        Title:

VICTORIA'S SECRET STORES BRAND
MANAGEMENT, INC.

    by

        _____
        Name:
        Title:

VICTORIA'S SECRET STORES, LLC

    by

        _____
        Name:
        Title:

VICTORIA'S SECRET DIRECT BRAND
MANAGEMENT, LLC

    by

        _____
        Name:
        Title:

BATH & BODY WORKS BRAND
MANAGEMENT, INC.

by

_____
Name:
Title:

BATH & BODY WORKS, LLC

by

_____
Name:
Title:

MAST INDUSTRIES, INC.

by

_____
Name:
Title:

BEAUTYAVENUES, LLC

by

_____
Name:
Title:

L BRANDS SERVICE COMPANY, LLC

by

_____
Name:
Title:

INTIMATE BRANDS, INC.

by

_____
    Name:
    Title:

L BRANDS DIRECT FULFILLMENT, INC.

by

_____
    Name:
    Title:

L BRANDS STORE DESIGN &
CONSTRUCTION, INC.

by

_____
    Name:
    Title:

INTIMATE BRANDS HOLDING, LLC

by

_____
    Name:
    Title:

Schedule 1

Names and Current Locations

	Name of Grantor (Section 1(a))	Previous Legal Names and Date of Change (Section 1(b))	Change in Identity or Corporate Structure (Section 1(c))	Organizational Identification Number (Section 1(d))	Current Mailing Address (Section 2(a))	Jurisdiction of Formation (Section 2(b))
1.						
2.						
3.						
4.						
5.						
6.						
7.						
8.						
9.						
10.						
11.						
12.						

Schedule 1(c)

Changes in Corporate Identity/Structure

Name of Grantor	Corporate Change and Date	Organizational Identification Number of Predecessor Entity	Mailing Address of Predecessor Entity	Jurisdiction of Formation of Predecessor Entity

Schedule 2

Form of Financing Statements To Be Filed

Schedule 3

Filings/Filing Offices

Type of Filing	Grantor	Jurisdiction/Filing Office

Schedule 4

Commercial Tort Claims